Exhibit 99.2

Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular TransAlta is on track to advance its strategy, invest in growth and bring forward returns to shareholders. Annual and Special Meeting April 26, 2019 Vote your BLUE proxy FOR TransAlta’s Director Nominees by 10:30 AM (Calgary Time) On April 24, 2019. Questions? Need Help Voting? Call 1.877.659.1820

2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TABLE OF CONTENTS

LETTER AND INVITATION TO SHAREHOLDERS 5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS 9

GENERAL INFORMATION 11

ABOUT OUR SHAREHOLDER MEETING 11

HOW TO VOTE 16

REGISTERED SHAREHOLDER 16

BENEFICIAL SHAREHOLDER 18

TRANSALTA'S STRATEGY FOR SUSTAINED GROWTH AND SHAREHOLDER VALUE 20

BUSINESS OF THE MEETING 34

1. ELECTION OF DIRECTORS 34
2. FINANCIAL STATEMENTS 55
3. RE-APPOINTMENT OF AUDITORS 55
4. RENEWAL OF SHAREHOLDER RIGHTS PLAN 56
5. ADVISORY VOTE ON EXECUTIVE COMPENSATION 66

GOVERNANCE 67

OUR GOVERNANCE PRACTICES 67

OUR ETHICAL COMMITMENT 67

THE BOARD'S MANDATE 70

BOARD CHARACTERISTICS 74

THE BOARD EXPERTISE 77

THE BOARD EFFECTIVENESS 79

SHAREHOLDER ENGAGEMENT 81

OTHER INFORMATION 82

REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES 84

REPORT OF THE GOVERNANCE, SAFETY AND SUSTAINABILITY COMMITTEE AND COMMITTEE RESPONSIBILITIES 86

REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES 88

DIRECTOR COMPENSATION 90

REPORT ON DIRECTOR COMPENSATION 90

REPORT ON EXECUTIVE COMPENSATION 95

APPENDIX "A" A-1

CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1 .... A-1

APPENDIX "B" B-1

GENERAL GOVERNANCE GUIDELINES FOR THE BOARD B-1

This document contains important information for Shareholders. Your participation is very important. Please take a minute to submit your BLUE proxy or VIF today or vote by phone or through the internet in accordance with the instructions set forth in the proxy or VIF. The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta Director Nominees.

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A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Proxy Circular (as defined herein) includes "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements").

All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can"; "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast" "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in the forward-looking statements.

In particular, this Proxy Circular contains forward-looking statements including, but not limited to, forward-looking statements made in the "TransAlta's Strategy for Sustained Growth and Shareholder Value" and "Compensation Discussion and Analysis" sections and other sections of this Proxy Circular relating to our strategy, plans and priorities and compensation plans for 2019; statements regarding the timing of the Meeting and its outcome; statements about our operations, financial condition, risk management priorities, targets, compensation components and strategy; statements relating to the strategic investment by and partnership with Brookfield BRP Holdings (Canada) Inc. or its affiliated entities ("Brookfield"), the expected attributes of the Company and benefits to the Company and its shareholders following the completion of the investment, our future ownership levels in or level of control over our Alberta hydro assets and TransAlta Renewables Inc., the anticipated timing, costs and benefits of TransAlta's coal-to-gas conversion strategy, and the timing and probability for completing the proposed investment; statements relating to the Company's proposed return of up to $250 million through substantial or normal course issuer bids, and the timing, terms and probability of returning capital to shareholders; ongoing objectives, strategies and outlook for 2019 and subsequent periods, including as it pertains to reducing debt, growing the renewables business, maintaining, realizing and maximizing the value of our hydro assets and converting coal-fired units to natural gas fired units; Brookfield increasing and maintaining its securities ownership in the Company; the appointment of two Brookfield nominees and Mr. Robert Flexon to the Board of Directors of the Company at the Meeting and the expected benefits to be realized from such appointments or any replacement directors; the expected use of proceeds from the Brookfield investment, including directing $350 million to advance the Company's coal-to-gas transition strategy; the expected higher cash flow and anticipated adjusted EBITDA to be generated by the Alberta hydro assets following expiry of the power purchase arrangement in 2020 or upon conversion of the exchangeable securities to be issued to Brookfield; the expected benefits of Brookfield being a cornerstone shareholder; changes to our relationship with or the ownership of securities by Brookfield or its affiliates and other shareholders; and legislative, regulatory and political uncertainty in the jurisdictions in which we operate. The forward-looking statements contained in this Proxy Circular are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws, including any tax and regulatory changes in the markets in which we operate; the anticipated structure and framework of an Alberta capacity market in the future; no material adverse impacts to the investment, securities and credit markets; assumptions referenced in our 2019 guidance; our relationship with and proportionate ownership of TransAlta Renewables Inc. not changing materially; our Alberta hydro assets achieving their anticipated value, cash flows and adjusted EBITDA once the applicable power purchase arrangement has expired; no material decline in the dividends expected to be received from TransAlta Renewables Inc.; the expected life extension of the coal fleet and anticipated financial results generated on conversion; assumptions regarding the ability of the converted units to successfully compete in the expected Alberta capacity market; assumptions regarding our current strategy and priorities, including as it pertains to our coal-to-gas conversions, developing and growing gas and renewables projects, maintaining and realizing the value of our hydro assets and being able to realize the full economic benefit from the capacity, energy and ancillary services from our Alberta hydro assets once the applicable power purchase arrangement has expired; assumptions relating to the completion of the strategic partnership

2 | TransAlta Corporation 2019 Management Proxy Circular

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TransAlta Corporation 2019 Management Proxy Circular | 3 with and investment by Brookfield and proposed substantial or normal course issuer bids; and the closing of the Brookfield investment occurring following the Meeting and the outcome of the Meeting. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis and the Company's annual information form dated as of February 26, 2019. By their nature, forward-looking statements are not guarantees of future performance, events, results or actions and are subject to a number of significant risks, uncertainties, assumptions and factors that could cause our actual plans, performance, results or outcomes to differ materially from the forward-looking statement. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Proxy Circular include, but are not limited to, risks relating to: fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; risks to our ability to close the investment by Brookfield, including the Company exercising its rights to terminate the investment following the Meeting or the failure to satisfy conditions precedent to the investment; existing or potential legal, regulatory or contractual disputes or proceedings, including as it pertains to the Brookfield investment; outcomes of investigations, disputes and proceedings; the inability to complete the share buy-backs within the timeline or on the terms anticipated or at all, including the conditions to any bid, any bid not having the effects or benefits anticipated, the extent to which shareholders tender shares to any bid and the price or prices at which any shares are tendered; risks associated with the calculation of the hydro assets' adjusted EBITDA, including non-financial measures included in its calculation, for purposes of valuing the Brookfield investment and upon the exchange of the exchangeable securities; the anticipated benefits of the hydro assets operating committee not materializing; the timing and value of Brookfield's exchange of exchangeable securities and the amount of equity interest in the hydro assets resulting therefrom, including as a result of the top-up option; risks associated with the impact of the investment on the Company's shareholders, debtholders and credit ratings; the Company's inability to redeem the exchangeable securities to be issued to Brookfield after December 31, 2028 due to changing circumstances or otherwise; the costs of the investment exceeding its anticipated value; changes to our relationship with, or the securities ownership held by, Brookfield or its affiliates or other shareholders; changes to our relationship with, or the ownership of securities held by, Mangrove Partners and/or Bluescape Energy Partners LLC or their respective affiliates or associates; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; equipment failure and/or our ability to conduct the repair and maintenance to our facilities, either directly or through a third party, in a timely and cost efficient manner; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change related risks; unexpected increases in cost structure; disruptions in the source of fuels, including solar, water or wind resources required to operate our facilities; failure to meet financial expectations; natural or man-made disasters, including those resulting in dam or dyke failures; the threat of domestic terrorism and cyber-attacks; commodity risk management and energy trading risks; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing and our ability to obtain such financing at competitive rates or at all; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables Inc.; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks; increased costs or delays in the construction or commissioning of pipelines to converted units; changes in expectations in the payment of future dividends, including from TransAlta Renewables Inc.; inadequacy or unavailability of insurance coverage; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; our provision for income taxes; reliance on key personnel; labour relations matters; and developm ent projects and acquisitions. Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Company's expectations only as of the date hereof. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a

4 | TransAlta Corporation 2019 Management Proxy Circular different extent or at a different time than we have described or might not occur at all. We cannot assure that projected performance, results or events will be achieved. NON-IFRS MEASURES The Company evaluates its performance and the performance of our business segments using a variety of measures. Certain of the financial measures contained in this Proxy Circular, including adjusted/comparable earnings before interest, tax, depreciation and amortization (EBITDA), funds from operations (FFO) and free cash flow (FCF), are not standard measures defined under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities. These measures have no standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS measures are presented to provide management and investors with an understanding of our financial position and executive compensation programs. For further information on the calculation of adjusted EBITDA in respect of the Brookfield investment and how it is calculated with regard to the exchangeable securities being issued, see the Company's Material Change Report and the investment agreement with Brookfield, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and furnished with the U.S. Securities and Exchange Commission (the "SEC") on www.sec.gov. For further information on other non-IFRS financial measures we use, see the section entitled "Additional IFRS Measures and Non-IFRS Measures" contained in our Management Discussion and Analysis for the year-ended December 31, 2018, filed with Canadian securities regulators on www.sedar.com and the SEC on www.sec.gov.

LETTER AND INVITATION TO SHAREHOLDERS

March 26, 2019

Dear Fellow Shareholders,

The Key Elements for Value Creation at TransAlta Are Now in Place

Today, TransAlta is better positioned than ever to transition to clean energy and realize value for all Shareholders. Our corporate transformation is well underway and our financial and operating performance continues to improve.

We have the following key elements:

- ✓ Capital to invest in our business
- ✓ Recognition of future value of our hydro assets
- ✓ Operational expertise
- ✓ Renewable and thermal generation expertise
- ✓ Lower costs and enhanced efficiencies
- ✓ Strong free cash flows
- ✓ Ability to return capital to Shareholders
- ✓ A new cornerstone long-term Shareholder
- ✓ Experienced new directors with superb track records and capabilities

$750 Million Capital Investment & Strategic Arrangement with Brookfield Advances our Strategy

Over the past few years, we have built a strategy that is supported by a strong operational and financial foundation that has effectively responded to significant changes in the regulatory and policy environment. This is evidenced by our ability to bolster the financial capability of the Company by executing on a strategic partnership with Brookfield, which includes a $750 million capital injection. This strategic investment and partnership enables TransAlta to advance its transition to 100% clean energy by 2025. By accelerating our profitable coal-to-gas conversions, recognizing the future value of our Alberta hydro assets today, enhancing our ability to grow, and returning capital to Shareholders, we have all the ingredients to realize value for Shareholders.

"We are pleased to partner with TransAlta to accelerate its transition to clean energy and support value creation for all TransAlta Shareholders" – Sachin Shah, CEO, Brookfield Renewal Partners

"The Brookfield investment provides important ingredients to TransAlta's opportunity set and preserves upside for TransAlta Shareholders"
Stu Kedwell, Senior Portfolio Manager, RBC Global Asset Management

We will deploy the $750 million of capital in the following ways. TransAlta will direct $350 million to advance the Company's coal to gas transition strategy and $150 million to advance the development of existing and new growth projects and for general corporate purposes. We have also earmarked up to $250 million to buy back shares over the next three years so that Shareholders can participate in the value created through the execution of our strategy.

As part of its evaluation of Brookfield's investment, and in accordance with good governance practices, the Board established a special committee of independent directors to review, consider, and assess the proposed investment against a number of other alternatives. The special committee and, ultimately, the full Board, concluded that the investment is in the best interests of the Company and its Shareholders.

TransAlta Corporation 2019 Management Proxy Circular | 5

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In coming to its decision, the Board and the special committee considered a number of factors and potential alternatives and also received and relied on advice from its financial advisor – CIBC World Markets Inc. – and its Canadian legal counsel – Davies Ward Phillips & Vineberg LLP. The Company is also represented by US counsel, Wachtell, Lipton, Rosen & Katz.

The announcement of Brookfield's strategic investment received a positive reaction from investors and equity research analysts. It is notable that **all** of the investment research analysts that reported on the investment transaction increased their 12-month price target for TransAlta, driving the consensus target price up 24%, from $8.86 to $11.00 per share, and that three analysts also upgraded their recommendations.

You can read more about Brookfield, its credentials and the investment in TransAlta beginning on pages 20 and 22 of this Proxy Circular and in our March 25 news release and March 26 material change report available on SEDAR.

Our strategy from here forward is simple and our ability to execute on it is now considerably enhanced. Our plan to continue to maximize Shareholder value is to:

- **Transition our coal units to gas** at attractive economics, generating cash flows for an additional 10 years while increasing the units' reliability and flexibility and reducing both costs and emissions.
- **Maximize the value of our hydro units in the capacity market**. TransAlta Shareholders will continue to share in the upside as TransAlta will remain the majority owner of these important assets.
- **Invest in gas and renewables development projects** with the ultimate goal of selling contracted assets to TransAlta Renewables, providing value for TransAlta Shareholders through the growth in TransAlta Renewables.

This strategy is the product of years of work and extensive analysis by our Board and management, with input from expert external advisors. We have considered various alternatives for meeting our growth and sustaining capital needs and we are confident that this is the right path for TransAlta. We are very pleased to have the explicit support of our largest Shareholder, RBC Global Asset Management, which has ownership and control over 12.4% of our shares. **We are on the right path.**

Enhancing Operational Expertise and Driving Efficiencies

TransAlta delivered some of our best ever safety, operational and financial performance in 2018, including a $56 million year-over-year increase in free cash flow. We expect to build on that positive momentum in 2019 and look forward to strengthening our operating capabilities with the addition of Brookfield's expertise and insight in respect of our Alberta hydro assets.

"We continue to find new and innovative ways to cut costs through Project Greenlight, which has already generated $70 million in pre-tax value"

We also expect to continue our successful efforts to reduce costs. We identified the need to create a much leaner organization back in 2015 and have already completed much of the heavy lifting. Project Greenlight was developed with advice from a leading internationally respected management consultancy firm to streamline decision-making and drive efficiencies. In 2018, we have achieved sustainable additions to annual gross margin and reductions to annual operating expenses and capital by approximately $70 million, and we expect to build on that achievement in 2019.

Our agreement with Brookfield also enables us to set up an operating committee for our Alberta hydro assets with two experts from Brookfield and two experts from TransAlta. All of this will ensure the clear and accountable stewardship of your investment as a Shareholder of TransAlta.

6 | TransAlta Corporation 2019 Management Proxy Circular

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Listening to our Shareholders & Responding with $250 Million Accelerated Return of Capital

You asked for a catalyst to realize value for our Shareholders, and we delivered with the Brookfield investment and a commitment to return up to $250 million to Shareholders over three years by way of a substantial issuer bid or through normal course issuer bid programs.

The Board and management participated in extensive Shareholder engagement at the end of 2018 and early 2019. This is what we heard: Shareholders understand our strategy and recognize the progress we have made in strengthening our balance sheet, securing the best possible off-coal deal for the Company and creating the conditions for long-term success and value creation. At the same time, we heard very clearly that Shareholders wanted a catalyst to accelerate that long-term potential into near-term value and to ensure that any catalyst enabled them to continue to participate in TransAlta's future upside. We believe the Brookfield investment does just that, and more.

As part of our Shareholder engagement efforts, we have also sought to engage in constructive dialogue with Mangrove Partners and Bluescape Energy Partners, two US-based investment firms that have just recently taken a position in TransAlta's stock and have indicated they may choose to nominate candidates for election to the TransAlta Board at the Meeting.

Once they decide what they will do, we will provide any updates and guidance to Shareholders if and as warranted. In the meantime, we are not waiting around – we have taken significant steps to refresh our Board.

Enhancing our Board with Three New Nominees & Significant IPP and Renewable Experience

TransAlta is proposing a Board comprised of members with the right skills and experience to oversee the transformational strategy laid out for the Company. This includes the addition of three new directors, who collectively posses extensive experience in the renewable and thermal components of our business. With these individuals on the Board, we will not only have significant representation from individuals that will bring a fresh perspective to the boardroom table, but will also have the skills and expertise needed to execute and drive our strategy of becoming a leading clean energy company.

This year, we are pleased to put forward three new, highly-qualified and suitable nominees for election at the Meeting: Harry Goldgut, Richard Legault and Robert Flexon.

- Harry Goldgut is a Vice Chair in Brookfield's Renewable and Infrastructure Groups. Mr. Goldgut has been responsible for the acquisition of the majority of Brookfield's renewable power assets and has played a role in the restructuring of the electricity market in Ontario as a member of the Electricity Market Design Committee and the Clean Energy Task Force.

- Richard Legault is a Vice Chair in Brookfield's Renewable Group and served as the CEO of Brookfield Renewable Partners until August 2015. During his 28 years at Brookfield, Mr. Legault led the development and expansion of Brookfield's renewable business in North and South America, and Europe. He also served as CFO at Brookfield Asset Management from 2000 to 2001.

- Robert C. Flexon was the President and Chief Executive Officer of Dynegy Inc. from 2011 until its acquisition by Vistra Energy Corp. in April 2018. Dynegy Inc. was a U.S. independent power producer engaged in the operation of power generating facilities and listed on the NYSE. Mr. Flexon brings a wealth of skills and experience with independent power producers, capital markets, accounting, finance, tax and risk management. His experience will be invaluable in guiding the Company through the process of converting from coal to gas.

These additions, along with our talented incumbent Board, give us the breadth and depth to lead the Company. Our existing directors' skills and capabilities include renewable and thermal operational capability, public markets experience, and environmental, technology, legal and regulatory, governmental affairs, engineering and technical expertise. The exceptional expertise of our Board members has been proven through the significant leadership positions they have held at very sizable organizations with complex operations. Our enhanced Board has the experience and expertise needed to continue our strategy and improve the value of your investment.

TransAlta Corporation 2019 Management Proxy Circular | 7

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We encourage Shareholders to read more about the deep and relevant credentials of our director slate beginning on page 34 of this Management Proxy Circular.

Vote the BLUE Proxy To Continue to Realize Value At TransAlta

We urge you to vote **FOR** all 12 TransAlta director nominees at our upcoming annual and special meeting on April 26, 2019 and ask for your support as we move forward to long-term, sustainable value creation as TransAlta becomes a leading clean energy company. A vote **FOR** TransAlta's directors nominated in this Proxy Circular will be a vote to realize the value of TransAlta's diverse and quality assets for decades to come, a vote for an experienced and engaged Board and a vote to share in the upside of TransAlta.

Becoming a voter is fast and easy. To support TransAlta's Board, vote only your BLUE proxy or voting instruction form today.

If you have already voted using another proxy, you may vote again on the BLUE proxy. Only your latest dated proxy or voting instruction form will count as long as it's submitted **before 10:30 a.m. (Calgary time) on April 24, 2019**, the proxy cut-off deadline for voting at the Meeting.

Thank you for your support.



Ambassador Gordon D. Giffin
Chair of the Board



Dawn L. Farrell
President and Chief Executive Officer

Questions? Need help? Contact Kingsdale Advisors at 1.877.659.1820, by email at contactus@kingsdaleadvisors.com or visit www.transalta.com.

8 | TransAlta Corporation 2019 Management Proxy Circular


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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of TransAlta Corporation (the "Company") will be held on Friday, April 26, 2019 at 10:30 a.m. (local time) at the TELUS Convention Centre, North Building, Room 104, located at 120 Ninth Avenue SE, Calgary, Alberta to:

1. elect each of the director nominees of the Company for the ensuing year (see "Business of the Meeting – Election of Directors" in the accompanying Management Proxy Circular);

2. receive the audited consolidated financial statements of the Company for the year ended December 31, 2018, and the auditor's report thereon (see "Business of the Meeting – Financial Statements" in the accompanying Management Proxy Circular);

3. re-appoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see "Business of the Meeting – Re-appointment of Auditors" in the accompanying Management Proxy Circular);

4. consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution, the full text of which is reproduced starting on page 56 of the accompanying Management Proxy Circular, ratifying, confirming and approving the amendment, restatement and continuation of the Amended and Restated Shareholder Rights Plan, which is a "new generation" rights plan (see "Business of the Meeting – Renewal of Shareholder Rights Plan" in the accompanying Management Proxy Circular);

5. consider a non-binding advisory resolution to accept the Company's approach to executive compensation, as described starting on page 66 of the accompanying Management Proxy Circular (see "Business of the Meeting – Advisory Vote on Executive Compensation" in the accompanying Management Proxy Circular); and

6. transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular and the form of proxy or voting information form accompany this Notice of Annual and Special Meeting. You should carefully review all information contained in the Management Proxy Circular before voting.

The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting. Vote FOR the TransAlta director nominees on the BLUE proxy or voting information form today.

March 26, 2019

By order of the Board of Directors of TransAlta Corporation



Scott Jeffers
Corporate Secretary
Calgary, Alberta

Only holders of our common shares ("Shareholders") of record at the close of business on March 7, 2019, the record date set for the Meeting, are entitled to receive notice of, to attend and to vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company's registrar and transfer agent, AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, for receipt before 10:30 a.m. (Calgary time) on April 24, 2019 or, in the case of

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adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Management Proxy Circular and the form of BLUE proxy. Non-registered Shareholders should follow the instructions on the BLUE voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. This Notice of Annual and Special Meeting and accompanying Management Proxy Circular is being sent to registered Shareholders and indirectly to non-registered (beneficial) Shareholders, including non-objecting beneficial owners, through their intermediaries. The Company will pay for an intermediary to deliver these materials and a voting instruction form to non-objecting beneficial owners. We are not using the Canadian "notice-and-access" provisions under National Instrument 54-101± Communication with Beneficial Owners of Securities of a Reporting Issuer for the Meeting. 10 | TransAlta Corporation 2019 Management Proxy Circular

GENERAL INFORMATION

This Management Proxy Circular ("Proxy Circular") is dated March 26, 2019, and is provided to holders of our common shares ("Shareholders") in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation ("TransAlta", "Company", "we" and "our") and the Board of Directors of the Company (the "Board") for use at the Annual and Special Meeting of Shareholders of the Company (the "Meeting"), to be held on April 26, 2019, or any adjournment or postponement thereof.

This Proxy Circular was provided to you because at the close of business on March 7, 2019, the record date set for the Meeting, you owned TransAlta common shares. As a Shareholder, you have the right to attend the Meeting and vote your TransAlta common shares in person or by proxy.

Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, email, in person, over the internet, by oral communication or other means of communication by the directors, officers, employees, consultants or agents of the Company and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by the Company. The Company has engaged Kingsdale Advisors ("Kingsdale") as its strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $75,000 to Kingsdale for the proxy solicitation service in addition to certain out-of-pocket expenses. The Company may also reimburse brokers and other persons holding shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies. Shareholders can contact Kingsdale either by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1820 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

TransAlta may utilize the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone. Alternatively, Kingsdale Advisors may contact such beneficial Shareholders to assist them with conveniently voting their TransAlta common shares directly over the phone. If you have any questions about the Meeting, please contact Kingsdale Advisors by telephone at 1-877-659-1820 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

You will find additional information regarding our business in our annual information form for the fiscal year ended December 31, 2018, as well as our audited consolidated financial statements and accompanying management's discussion and analysis for the fiscal year ended December 31, 2018. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Unless stated otherwise, the information in this Proxy Circular is as of March 26, 2019, and all dollar amounts are expressed in Canadian dollars.

ABOUT OUR SHAREHOLDER MEETING

WHO CAN VOTE AT THE MEETING

If you held common shares at the close of business on March 7, 2019 (the "Record Date"), you are entitled to attend the Meeting or any adjournment or postponement thereof, and vote your common shares. Each TransAlta common share represents one vote.

At the close of business on March 7, 2019, there were 284,638,967 common shares issued and outstanding. Our common shares trade under the symbol

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25% of the outstanding common shares entitled to be voted at the Meeting.

TransAlta Corporation 2019 Management Proxy Circular | 11

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"TA" on the Toronto Stock Exchange ("TSX") and under the symbol "TAC" on the New York Stock Exchange ("NYSE").

As of the close of business on March 7, 2019, we also had 10,175,380 Series A preferred shares, 1,824,620 Series B preferred shares, 11,000,000 Series C preferred shares, 9,000,000 Series E preferred shares and 6,600,000 Series G preferred shares issued and outstanding. Our preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.H, and TA.PR.J, respectively, on the TSX. The holders of our preferred shares do not have rights to receive notice of, to attend, or to vote at this Meeting.

PRINCIPAL SHAREHOLDERS

To the knowledge of our directors and officers, the following sets out the only persons, firms or corporations, owning of record or beneficially, controlling or directing, directly or indirectly, 10% or more of the issued and outstanding common shares:

Name of Holder	Type of Ownership	Number of Voting Securities Owned	Percentage of Outstanding Voting Securities Owned
RBC Global Asset Management Inc.	Direct / Indirect	38,416,962 Common Shares[(1)]	13.50%
Mangrove Partners Master Fund, Ltd./Cove Key Bluescape Holdings LP	Direct / Indirect	28,729,196 Common Shares[(2)]	10.10%

(1) Information as at December 31, 2018, based on most recent Schedule 13G/A filed by RBC Global Asset Management Inc. on February 14, 2019.

(2) Information as of March 26, 2019, based on the most recent Early Warning Report filed by Cove Key Bluescape Holdings LP, Cove Key Fund GP LP, Cove Key GP LLC, Cove Key Management LP, Cove Key GP Management LLC, Jeff Coviello, Bluescape Cove Key GP LLC, Bluescape Energy Partners GP LLC, Bluescape Resources GP Holdings LLC, Bluescape Resources Company LLC and Charles John Wilder, Jr. (collectively, "Bluescape") in respect of itself and its joint actor Mangrove Partners Master Fund, Ltd., Mangrove Partners and Nathaniel August (collectively, "Mangrove"). Based on the Early Warning Report filed by Bluescape with respect to itself and Mangrove, as of the date thereof, Bluescape and Mangrove collectively beneficially owned and controlled 28,729,196 common shares, representing approximately 10.10% of the issued and outstanding common shares, with Bluescape beneficially owning and controlling 8,397,333 common shares and Mangrove beneficially owning and controlling 20,331,863 common shares, representing 2.95% and 7.14% of the issued and outstanding common shares, respectively.

MAILING AND AVAILABILITY OF PROXY CIRCULAR AND ANNUAL REPORT

This Proxy Circular is being sent to registered Shareholders and indirectly to non-registered (beneficial) Shareholders, including non-objecting beneficial owners, through their intermediaries. The Company will pay for an intermediary to deliver these materials and a voting instruction form to non-objecting beneficial owners. We are not using the Canadian "notice-and-access" provisions under National Instrument 54-101– *Communication with Beneficial Owners of Securities of a Reporting Issuer* for the Meeting.

In addition, our Annual Report is being mailed to registered Shareholders, except those who asked not to receive it, and to beneficial Shareholders who requested a copy.

If you are a registered Shareholder and you (i) do not wish to receive our Annual Report next year; or (ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form in this package.

If you are a beneficial Shareholder and returned last year's form requesting a copy of our annual or interim reports, you received copies of one or all of the documents requested. You will be asked again this year whether or not you wish to receive these documents for 2019. If you would like to receive these documents, please fill out and return the Beneficial Shareholder Form included in this package.

12 | TransAlta Corporation 2019 Management Proxy Circular

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You will find additional information regarding our business in our annual information form for the fiscal year ended December 31, 2018, as well as our audited consolidated financial statements and accompanying management's discussion and analysis for the fiscal year ended December 31, 2018. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If you prefer to receive a paper copy of our documents, free of charge, you may request them from:

AST Trust Company (Canada)
Phone: 1-888-433-6443
Email: fulfilment@astfinancial.com

COMMUNICATING WITH THE BOARD

Our Board values open dialogue and welcomes advice from our Shareholders. In 2017, our Board approved a Shareholder Engagement Policy, which is intended to encourage and facilitate Shareholders expressing their views on strategic, governance and other matters directly to the Board. Our Board also encourages Shareholder participation at our annual Shareholder meetings. Further details about our Shareholder Engagement Policy and our Shareholder engagement practices are discussed beginning on page 21 under "TransAlta's Strategy for Sustained Growth and Shareholder Value – Active Board and Shareholder Engagement Leading to Strategic Investment" and on page 81 under "Governance – Shareholder Engagement". At the Meeting, the Chair of the Board as well as our President and Chief Executive Officer ("CEO") will be available to respond to Shareholder questions. In between Shareholder meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below. A copy of the Shareholder Engagement Policy can be found at our website at www.transalta.com/about-us/governance/shareholder-engagement-policy.

Shareholders may communicate directly with the Board or any Board members by directing their correspondence to the Board of Directors by mail or by e-mail as follows by marking it "Confidential – Board-Shareholder Engagement":

Corporate Secretary
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta T2P 2M1

Or:

corporate_secretary@transalta.com

REPORTING CONCERNS

The Board, through the oversight of the Audit and Risk Committee ("ARC"), has established several options for employees, contractors, Shareholders, suppliers, and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board. The ARC may be contacted by:

Webpage (internet portal) at www.transalta.ethicspoint.com; or

A confidential, anonymous voice mail on TransAlta Ethics Help-Line at 1-855-374-3801 (U.S./Canada) and 1-800-339276 (Australia); or

TransAlta Corporation 2019 Management Proxy Circular | 13

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Mail addressed to:

Internal Audit
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta T2P 2M1

or

Chair of the ARC
Subject Matter "003"
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta T2P 2M1

Further details about our Whistleblower Policy are discussed beginning on page 69 under "Governance – Our Ethical Commitment – Whistleblower Procedures".

SHAREHOLDER PROPOSALS

The *Canada Business Corporations Act* ("CBCA") permits eligible Shareholders to submit shareholder proposals for consideration at each annual meeting of Shareholders. The final date for submission of proposals by Shareholders to the Company for inclusion in the Management Proxy Circular in connection with the 2020 annual meeting of Shareholders is January 2, 2020. All proposals shall be sent by registered mail to:

TransAlta Corporation
Attention: Corporate Secretary
110 – 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta T2P 2M1

14 | TransAlta Corporation 2019 Management Proxy Circular

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VOTE ONLY YOUR BLUE PROXY OR BLUE VIF TODAY

TO COUNT AT THE MEETING, YOUR **BLUE** FORM OF PROXY MUST BE SUBMITTED IN ACCORDANCE WITH THE INSTRUCTIONS

PROVIDED PRIOR TO 10:30 AM. (CALGARY TIME) ON

APRIL 24, 2019.

REGISTERED SHAREHOLDERS

(YOU HOLD A SHARE CERTIFICATE OR A DRS STATEMENT REGISTERED IN YOUR NAME)

VOTING BY INTERNET

Go to www.astvotemyproxy.com and follow the voting instructions. You will require a 13-digit Control Number (located on the front of your **BLUE** proxy) to identify yourself.

VOTING BY PHONE

To vote by phone call toll-free at 1.888.489.7352 (English and French). You will require a 13-digit Control Number (located on the lower left corner of your **BLUE** proxy) to identify yourself

VOTING BY FAX OR EMAIL

Complete, sign and date your **BLUE** form of proxy and return it by fax to 1.866.781.3111 toll-free (within Canada and the United States) or 1.416.368.2502 (outside Canada and the United States). On the fax please write: To AST Trust Company (Canada), Attention: Proxy Department. Or scan and email to proxyvote@astfinancial.com.

VOTING BY MAIL OR DELIVERY

Complete, date and sign your **BLUE** form of proxy and return it to:

AST Trust Company
Attention: Proxy Department
P.O. Box 721,
Agincourt, Ontario M1S 0A1

CANADIAN NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY PHONE

To vote by phone call 1.800.474.7493 (English) or 1.800.474.7501 (French). You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY FAX

Complete, sign and date your **BLUE** VIF and return it by fax to 905.507.7793 or 514.281.8911.

VOTING BY MAIL OR DELIVERY

Complete, sign and date your **BLUE** VIF and return it in the postage prepaid envelope.

UNITED STATES NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A U.S. BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY PHONE

To vote by phone call 1.800.454.8683 then follow the voting instructions on your **BLUE** VIF. You will require a Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY FAX

Complete, sign, and date your **BLUE** VIF and return it by fax to the fax number(s) listed on your **BLUE** VIF.

VOTING BY MAIL OR DELIVERY

Complete, sign, and date your **BLUE** VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

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HOW TO VOTE

The Board of Directors <u>unanimously recommends</u> that you vote <u>FOR ALL</u> of the TransAlta director nominees and the other items of annual and special business at the Meeting. Vote <u>FOR</u> the TransAlta director nominees on the <u>BLUE</u> Proxy today. See "TransAlta's Strategy for Sustained Growth and Shareholder Value" and "Business of the Meeting" below for additional details and important information about recent developments involving TransAlta. Use only the <u>BLUE</u> Proxy to cast your vote at the Meeting.

REGISTERED SHAREHOLDER

You are a registered Shareholder if you hold your common shares of TransAlta in your name and you have a share certificate. As a registered Shareholder, you may:

> ***Questions? Contact:***
>
> **1. Our registrar and transfer agent AST Trust Company (Canada) 1-800-387-0825 www.astfinancial.com/ca-en and/or**
>
> **2. Our strategic shareholder advisor and proxy solicitation agent Kingsdale Advisors at 1-877-659-1820 or 416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com**

Option 1. Attend the Meeting and vote in Person

If you wish to attend the Meeting and vote in person, do not complete or return the form of proxy (the "Proxy"). Upon your arrival at the Meeting, please register with our registrar and transfer agent, AST Trust Company (Canada).

You are welcome to attend the Meeting even if you have already submitted your voting instructions; however, you will not be able to vote again at the Meeting, unless you revoke your Proxy. Please refer to the "Changing Your Vote" section of the Proxy Circular.

Option 2. Appoint a Proxyholder

Use the accompanying <u>BLUE</u> Proxy to appoint a proxyholder. By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Please note that you can appoint anyone to be your proxyholder. This person does not need to be a Shareholder of TransAlta or the TransAlta representatives named in the <u>BLUE</u> Proxy. To appoint somebody else as your proxyholder, cross out the printed names on the <u>BLUE</u> Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided. Please indicate the way you wish to vote on each item of business. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted. Your proxyholder will be required to register with our registrar and transfer agent, AST Trust Company (Canada), upon arrival at the Meeting.

If you returned your signed <u>BLUE</u> Proxy and did not appoint anyone to be your proxyholder, Gordon D. Giffin, Chair of the Board, and Dawn L. Farrell, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote or withhold from voting your shares at the Meeting in accordance with your instructions.

If you decide to appoint Gordon D. Giffin and Dawn L. Farrell as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

- **FOR electing each of TransAlta's 12 nominated directors;**
- **FOR re-appointing Ernst & Young LLP as the auditors and authorizing the Board to fix their remuneration;**

16 | TransAlta Corporation 2019 Management Proxy Circular

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- **FOR the ordinary resolution amending, restating, continuing, ratifying, confirming and approving the Company's Amended and Restated Shareholder Rights Plan; and**

- **FOR the non-binding advisory vote on our approach to executive compensation.**

On any ballot that may be called for, the shares represented by Proxies in favour of management's proxyholders named in the proxy or voting instruction form will be voted for, withheld from voting or voted against, as applicable, each of the matters outlined in the Notice of Annual and Special Meeting, in each case, in accordance with the specifications made by each Shareholder, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. The Proxy confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Annual and Special Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Option 3. Vote by Proxy

Use the accompanying BLUE Proxy to vote your shares. If you do not plan to attend the Meeting, or have your proxyholder attend, you may vote as follows:

By Mail	• complete, date and sign the BLUE Proxy in accordance with the instructions included on the Proxy; and • return the completed BLUE Proxy in the envelope provided to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.
By Telephone	• call 1-888-489-7352 from a touch-tone phone and follow the voice instructions; • refer to the BLUE Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner; and • convey your voting instructions by use of touch-tone selections over the telephone.
By Internet	• access the website www.astvotemyproxy.com and follow the instructions; • refer to the BLUE Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner of the Proxy; and • convey your voting instructions electronically over the internet.

Please note that you cannot appoint anyone other than the directors and officers named on your BLUE Proxy as your proxyholder if you vote by telephone.

Please note that your Proxy and voting instructions must be received before **10:30 a.m. (Calgary time) on April 24, 2019** or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. We reserve the right to accept late Proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late Proxy.

Changing Your Vote

You can change a vote you made by Proxy provided such change is received before **10:30 a.m. (Calgary time) on April 24, 2019** or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

- submitting a new BLUE Proxy that is dated later than the Proxy previously submitted and mailing it to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1;
- voting again by telephone or internet; or
- any other means permitted by applicable law.

TransAlta Corporation 2019 Management Proxy Circular | 17

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You can revoke a vote you made by Proxy by:

- submitting by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1. Your notice of revocation must be received before 10:30 a.m. (Calgary time) on April 24, 2019 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting; or
- giving a written notice of revocation executed by you or by your attorney to the Chair of the Meeting prior to the start of the Meeting, or any adjournment or postponement thereof.

BENEFICIAL SHAREHOLDER

You are a beneficial Shareholder if your common shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an "Intermediary"). TransAlta common shares beneficially owned by a beneficial Shareholder are registered either: (i) in the name of an Intermediary that the beneficial Shareholder deals with in respect of the TransAlta common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Annual and Special Meeting, this Proxy Circular and the supplemental mailing list return card (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to beneficial Shareholders. Intermediaries are required to forward the Meeting Materials to beneficial Shareholders unless a beneficial Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to beneficial Shareholders. Beneficial Shareholders who have not waived the right to receive Meeting Materials will be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the beneficial Shareholder and returned to the Intermediary or its service corporation, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Beneficial Shareholders should follow carefully the instructions provided in the voting instruction form by using one of the described methods provided to vote their TransAlta common shares.

As the beneficial Shareholder, you may:

Option 1. Vote through your Intermediary

If you wish to vote through your Intermediary, follow the instructions on the proxy or voting instruction form provided by your Intermediary. Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized proxy indicating the number of common shares to be voted, which you should complete, sign, date and return as directed on the proxy.

Option 2. Vote in person or by proxy

We do not have access to the names or holdings of our non-registered Shareholders. That means you can only vote your common shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your common shares. If you wish to vote in person at the Meeting, appoint yourself as your proxyholder by writing your own name in the space provided on the proxy or voting instruction form provided by your Intermediary. Do not complete the voting section on the proxy or voting instruction form as your vote will be taken at the Meeting and return the proxy or voting instruction form to your Intermediary in the envelope provided. You may also appoint someone else as the proxyholder for your common shares by printing their name in the space in the proxy or voting instruction form provided by your Intermediary and submitting it as directed on the form. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted. The proxy or voting instruction form confers discretionary authority

18 | TransAlta Corporation 2019 Management Proxy Circular

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upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Annual and Special Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof. You or your proxyholder must see a representative of AST Trust Company (Canada) before entering the Meeting to register your attendance.

Please note that if you are a U.S. beneficial Shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your proxy or voting instruction form to obtain a legal proxy. Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, AST Trust Company (Canada), prior to the proxy deposit date in order to vote your shares in person.

Option 3. Vote by telephone or the internet

If you wish to vote by telephone or the internet, follow the instructions for telephone and internet voting on the proxy or voting instruction form provided by your Intermediary.

TransAlta may utilize the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone. Alternatively, Kingsdale Advisors may contact such beneficial Shareholders to assist them with conveniently voting their TransAlta common shares directly over the phone. If you have any questions about the Meeting, please contact Kingsdale Advisors by telephone at 1-877-659-1820 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

Questions? Contact:

1. Our registrar and transfer agent AST Trust Company (Canada) 1-800-387-0825 www.astfinancial.com/ca-en and/or

2. Our strategic shareholder advisor and proxy solicitation agent Kingsdale Advisors at 1-877-659-1820 or 416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com

Deadline for Voting

Whether beneficial Shareholders vote by mail, telephone or the internet, your proxy (or voting instruction form) must be received by our transfer agent, AST Trust Company (Canada), or the Company or its agents, **by no later than 10:30 a.m. (Calgary time) on April 24, 2019** or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. All required voting instructions must be submitted to your Intermediary sufficiently in advance of this deadline to allow your Intermediary time to forward this information to our transfer agent, AST Trust Company (Canada), or the Company or its agents, prior to the proxy voting deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

We reserve the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late proxy (or voting instruction form).

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline prescribed in the voting instruction form by the Intermediary or its service company to ensure it is given effect in respect of the Meeting.

TransAlta Corporation 2019 Management Proxy Circular | 19

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TRANSALTA'S STRATEGY FOR SUSTAINED GROWTH AND SHAREHOLDER VALUE

TransAlta is well positioned to execute on its growth and clean energy transformation strategies and to create long-term sustainable returns and value for all Shareholders. The Board of Directors of TransAlta unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting. Use only the BLUE Proxy or VIF to cast your vote at the Meeting.

TRANSALTA'S STRATEGIC PLAN

TransAlta is engaged in the development, production and sale of electric energy with operating facilities having approximately 9,331 MW of aggregate generating capacity in Canada, the United States and Western Australia through a diversified portfolio of facilities fueled by coal, natural gas, hydro, wind and solar.

Over the past three years, TransAlta has made extensive progress towards our goal of becoming a leading clean energy company by 2025. Our transformation plan includes converting our coal fleet to gas, realizing the future value of our hydro assets, and supporting disciplined growth in gas generation and renewable energy. In addition, the Company has been focused on efforts to reduce its corporate recourse debt and strengthen its balance sheet. During this three-year transformative period, we have delivered strong results for our Shareholders despite unprecedented regulatory change, sustained low Alberta merchant power prices and an extraordinarily competitive landscape driven, in part, by low interest rates.

Our strategy provides a clear path forward for TransAlta to generate sustainable growth and enhanced value for all of our Shareholders and the benefits of our progress to-date are clear. In 2018, we achieved impressive performance in key areas of our business with strong results in safety, operational and financial performance. Some examples of our strong performance include:

- Free Cash Flow ("FCF") grew by $56 million year over year driven by improved cash flows across all operating segments, higher power pricing and reduced sustaining capital (after adjusting for a one-time payment for the termination of the Sundance B and C power purchase arrangements in 2018 and the payment from the Ontario Electricity Financial Corporation in 2017).

- Our hydro segment increased cash flow in 2018, despite lower production as a result of higher market prices for ancillary services.

- Corporate level recourse debt continued lower, with a reduction of net recourse debt in 2018 of approximately $515 million and a total reduction of $1.1 billion since 2015.

- The Project Greenlight program, our cost reduction program developed with advice from a leading internationally respected management consultancy firm and launched in 2016 to streamline decision-making and drive efficiencies, has been extremely successful. We achieved sustainable annual pre-tax cost reductions in 2018 generating approximately $70 million of value, value which also rolls forward into 2019. In 2019, this program is moving into a sustainment phase and is becoming an integrated feature of our ongoing operating model.

As we move forward, we remain focused on growing cash flows in TransAlta through investing in our coal-to-gas ("CTG") conversion strategy, recognizing the expected future value of our Alberta hydro assets, and growing our gas and renewables business through our continued ownership in TransAlta Renewables Inc.

Our strategy is simple, and the outcomes are measurable for Shareholders, but transformation of this scale takes time. We recognize that our Shareholders have been patient through this process and we have heard from our Shareholders through our extensive engagements in 2018 and the first quarter of 2019 that you want better visibility into when you will

20 | TransAlta Corporation 2019 Management Proxy Circular

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see tangible returns from our Alberta hydro assets and the benefits of the CTG conversions (particularly as we prepare for the anticipated Alberta capacity market).

Over the past four years, the Company has actively considered and pursued possible financing options as part of the ongoing testing and refinement of its strategies. One aspect of our strategy has been, and continues to be, to reduce our recourse debt and strengthen our balance sheet in anticipation of existing debt obligations maturing in 2020 and 2022. The most immediate of those obligations is the maturity of our $400 million unsecured 5.0% medium term notes in November 2020. In addition, having accelerated our CTG conversion strategy, which included our acquisition of a 50% interest in the Pioneer gas pipeline being constructed by Tidewater Midstream and Infrastructure Ltd., the Company has considered various alternatives to finance the capital needed between now and 2023 to execute the CTG conversion strategy. The CTG strategy is key to our overall growth and value-creation strategy. Converting to natural gas has several benefits, including extending the life of the assets out to 2034-2039, significantly reducing our fixed operating and sustaining capital costs, reducing our carbon costs, avoiding significant costs to meet emissions regulations pertaining to nitrogen oxides (NOx) and sulfur oxides (SOx), and to make the units more reliable and flexible so that they can respond swiftly to anticipated changes in market demand. In addition, the Company continues to evaluate the opportunity for repowering the coal units using new combustion turbines and the existing turbines, and pursue other growth opportunities in gas and renewables. Until the strategic investment by Brookfield, these competing priorities would have required funding through existing cash flows, equity issuances, the incurrence of debt under our credit facilities or other financings, limiting our ability to return capital to Shareholders in the near-term.

Over the past three years, the Company has also discussed opportunities that might enable it to realize on the expected future value of our currently under-valued Alberta hydro assets in anticipation of the existing power purchase arrangement (the "PPA") expiring at the end of 2020. In 2018, our hydro assets generated approximately $109 million in EBITDA; however, without the PPA, we estimate these assets would have been capable of generating about $240 million of EBITDA, assuming the Alberta capacity market was up and running. We believe that this potential 120% increase is a clear indication of the significant value that can be realized from these assets once the PPA expires. Based on projected Alberta energy and capacity prices once the Alberta capacity market is implemented, we believe our Alberta hydro assets will be a key driver for creating long-term returns for our Shareholders and ensuring long-term stability to the electricity market for our customers. However, uncertainty in the political environment (including an upcoming Alberta provincial election), the anticipated Alberta capacity market and the revenue generating capacity of these Alberta hydro assets following expiry of the PPA have contributed to what we view as a significant under-valuation of these key assets, a value which we have unlocked for the Company and our Shareholders through the strategic investment by, and partnership with, Brookfield.

The Company has also during this period engaged in extensive discussions with our long-standing Shareholders, including Brookfield Asset Management, Inc. (and its affiliated entities), RBC Global Asset Management, Inc. ("RBC GAM"), and many other significant Shareholders, to gauge Shareholders' support for, and input into, our strategies and to discuss possible strategic investments, financings or other transactions or events to unlock TransAlta's value. That feedback, combined with our Board's and management's years of work on our strategy and input from external financial, legal and other advisors, created the catalyst for our recently announced strategic partnership with, and $750 million investment by, Brookfield, discussed below under "– TransAlta Announces $750 Million Strategic Investment by Brookfield and New Board Nominees".

ACTIVE BOARD AND SHAREHOLDER ENGAGEMENT LEADING TO STRATEGIC INVESTMENT

Throughout 2018 and into 2019, representatives of the Board and senior management (including our President and Chief Executive Officer) engaged extensively with the Company's significant Shareholders. Engagement sessions with these Shareholders, including RBC GAM, Mangrove Partners Master Fund, Ltd. (together with its affiliated funds and entities, "Mangrove") and Bluescape Energy Partners (together with its affiliated funds and entities, "Bluescape"), Brookfield Asset Management, Inc. (and its affiliated entities), CIBC Asset Management Inc., Mackenzie Financial Corporation, Scheer Rowlett & Associates Investment Management, Ltd., CPP Investment Board (CPPIB), Middlefield Capital Corporation, and several other significant Shareholders, were held at scheduled meetings in February 2019, and again in March 2019 following the release of the Company's fiscal 2018 year-end results and related continuous disclosures. These engagements resulted in robust and insightful input from our Shareholders. While Shareholders expressed support for

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our strategy and our leadership, Shareholders also indicated they were becoming impatient and that it was taking too long for the Company to deliver the tangible returns and realized value we have been promising for the long-term. Shareholders have expressed a strong desire for a catalyst to unlock near-term value and returns, fueled in large part by their view of the undervaluation of the Company, and uncertainties relating to the Alberta capacity market, hydro values post-PPA, provincial and Canadian carbon policies, growth opportunities and our relationship with TransAlta Renewables Inc. Having grown impatient, Shareholders expressed a need for the Company to accelerate a return of capital to Shareholders, articulate a clear plan to realize the value of our hydro assets following the expiry of the PPA and to accelerate action on the Company's coal-to-gas (CTG) strategy. Management and the Board value this feedback and have been intensely focused on unlocking TransAlta's value for its Shareholders.

These engagements, combined with our past and ongoing work to (1) identify possible opportunities to finance our CTG conversion strategy, (2) realize on the expected future value of our under-valued Alberta hydro assets, (3) fund or finance the growth of our gas and renewables business, and (4) strengthen our balance sheet and deleverage, were important catalysts to our announcement on March 25, 2019 that we had entered into a definitive investment agreement with Brookfield BRP Holdings (Canada) Inc., an entity affiliated with Brookfield Renewable Partners L.P. and with Brookfield Asset Management, Inc., one of our significant and long-standing Shareholders (collectively, "Brookfield"). Under this agreement, Brookfield will invest $750 million in the Company (the "Investment") in order to enable TransAlta to significantly advance its strategy of transitioning to 100% clean energy by 2025. Brookfield's $750 million Investment will, in turn, help us execute upon our strategies and accelerate the capital returns that Shareholders are looking for without diluting the ownership of our current Shareholders.

TransAlta and Brookfield intend to work together as strategic partners to advance TransAlta's transition to clean energy leadership by 2025. This Investment also crystalizes the significant upside potential we see in the Alberta hydro assets. It provides cash to the Company in the near term based on the higher future value of the hydro assets while giving Brookfield and our Shareholders an opportunity to continue to share in that upside and preserving the Company's majority ownership over these assets.

The announcement of Brookfield's strategic Investment received a positive reaction from investors and equity research analysts. Notably, all of the investment research analysts that reported on the Investment increased their 12-month price target for TransAlta, driving the consensus target price up 24%, from $8.86 to $11.00 per share, and three analysts also upgraded their recommendations.

Shareholders collectively owning approximately 17.3% of TransAlta's outstanding common shares have already expressed their explicit support for the Investment. Our single largest Shareholder, RBC GAM, is supportive of our strategic partnership with and the investment by Brookfield, and, to that end, has committed to vote all of the common shares under its direction or control, representing 12.4% as of the Record Date, FOR the election of all of TransAlta's directors nominees at the Meeting, as well as in favour of the other items of annual and special business Shareholders are being asked to consider at the Meeting. See "– RBC GAM Support Agreement" below for additional details.

We believe Brookfield's investment is a strong endorsement of TransAlta's strategy for sustained growth and maximizing Shareholder value. The reasons for and benefits to the Company and its Shareholders of Brookfield's $750 million Investment in, and partnership with, TransAlta are extensive, and discussed further below under "– TransAlta Announces $750 Million Investment by Brookfield and New Board Nominees".

Shareholders are not being asked to vote on the Investment at the Meeting. The Investment does not require the approval of the Shareholders.

TRANSALTA ANNOUNCES $750 MILLION STRATEGIC INVESTMENT BY BROOKFIELD AND NEW BOARD NOMINEES

On March 25, 2019, the Company announced that it had entered into a definitive investment agreement whereby Brookfield or an affiliate will invest $750 million in the Company (the Investment) in order to enable TransAlta to significantly advance its strategy of transitioning to 100% clean energy by 2025. Under the terms of the Investment, Brookfield will invest $750 million, with the first tranche of $350 million being invested on a closing date anticipated to be

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three business days after the Meeting (the "Initial Funding Date") (subject to certain conditions and termination rights discussed further below) in exchange for exchangeable, unsecured, subordinated debentures (the "Exchangeable Debentures"), and the remaining $400 million being invested on October 30, 2020 (the "Second Funding Date") in exchange for a new series of redeemable, retractable Series I first preferred shares (the "Redeemable Preferred Shares" and, together with the Exchangeable Debentures, the "Exchangeable Securities"). The Exchangeable Securities are exchangeable for an equity interest in TransAlta's Alberta Hydro Assets (as defined below) in the future at a value based on a multiple of the Hydro Assets' future adjusted EBITDA, all subject to the terms and conditions of the investment agreement between the parties dated as of March 22, 2019 (the "Investment Agreement").

In connection with the Investment, Brookfield has committed to purchase TransAlta common shares on the open market over 24 months following the initial closing of the Investment to bring its total share ownership to not less than 9% from approximately 4.9% today. The Investment also accelerates TransAlta's goal of returning capital to Shareholders, which will be facilitated by our commitment to return up to $250 million to Shareholders over three years through share repurchases by way of a substantial issuer bid or through normal course issuer bid programs. In connection with the Investment, TransAlta is also including two highly-qualified and experienced Brookfield nominees – Harry Goldgut and Richard Legault – on its slate of director nominees for election at the Meeting. See "Business of the Meeting – Election of Directors" below for additional information.

Brookfield's strategic Investment provides significant capital to the Company that will be used to fund the accelerated CTG conversion strategy and immediately crystalize the value of TransAlta's Alberta Hydro Assets. The Investment also accelerates the Company's opportunity to return capital to Shareholders, while advancing TransAlta's transition to 100% clean energy by 2025. The Investment signals a vote of confidence in our strategy from one of Canada's most significant players in renewable energy and one of our significant long-standing Shareholders.

The announcement of Brookfield's strategic Investment received a positive reaction from investors and equity research analysts. Notably, all the investment research analysts that reported on the Investment increased their 12-month price target for TransAlta, driving the consensus target price up 24%, from $8.86 to $11.00 per share, and three analysts also upgraded their recommendations.

Brookfield's strategic Investment will enable TransAlta to transition to 100% clean energy by 2025, recognize the future value of our Alberta hydro assets and accelerate our plans to return capital to Shareholders.

The reasons for and benefits to the Company and its Shareholders of Brookfield's $750 million Investment in and partnership with TransAlta include:

- **Significant $750 million capital injection** – Brookfield's $750 million will be used to advance the Company's CTG conversion strategy, facilitate our strategy of disciplined growth and for general corporate purposes. TransAlta will direct $350 million to advance the Company's CTG strategy and the remainder to advance the development of existing and new growth projects and for general corporate purposes. This funding, combined with internally generated cash flows, provides the Company with the certainty of capital needed, including to repay our existing $400 million of unsecured 5.0% medium term notes that will mature and be repayable in November 2020.

- **Recognizes the future value of TransAlta's Alberta Hydro Assets** – The Exchangeable Securities will be exchangeable by Brookfield for an equity interest in an entity to be formed to hold the Hydro Assets. The exchange and redemption prices of the Exchangeable Securities to be issued to Brookfield, which are exchangeable at Brookfield's option after December 31, 2024, are based on the higher cash flows expected to be generated by the Company's Hydro operations following expiry of the PPA in 2020, calculated at a multiple of 13 times the average annual EBITDA (less a reduction for annual sustaining capital expenditures of $10 million per year and less a reduction for a tax deficiency value pertaining to tax pools) generated by the Hydro Assets over a three-year period prior to their exchange. The maximum equity interest Brookfield can acquire through the Exchangeable Securities is capped at 49%. The Investment crystalizes the future value of our Hydro Assets today, allowing us to realize on the anticipated returns once the PPA has expired, while preserving a majority, co-controlling ownership position over the Hydro Assets and future upside for TransAlta and our Shareholders.

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- **Accelerates return of capital to Shareholders** – Within three years of receiving the first $350 million tranche from the Investment, TransAlta has committed to return up to $250 million to our Shareholders through share repurchases by way of a substantial issuer bid or through normal course issuer bid programs. The commitment to accelerate TransAlta's long-term potential into near-term returns to our Shareholders aligns with feedback we have received from our Shareholders requesting an acceleration of increased realized value and a return of capital.

- **Creates long-term cornerstone Shareholder** – Brookfield's $750 million long-term investment in Exchangeable Securities, combined with its commitment to increase its ownership of common shares to not less than 9% over the 24 months following the Initial Funding Date, and related lock-up, voting and standstill commitments (discussed further below), provides TransAlta with increased stability and support to execute on its strategy for the benefit of all Shareholders. It also provides a strong endorsement of TransAlta's strategy and future value.

- **Accelerated value from coal-to-gas conversions** – Brookfield's significant investment in TransAlta's CTG conversion strategy will advance the Company's transformation into a leading clean energy leader, while also driving increased efficiency and generating returns that meet the Company's internal benchmarks. In addition to advancing TransAlta's strategy, funding the CTG conversions will increase the Company's ability to pursue existing and additional growth projects and add value for Shareholders by freeing up a portion of TransAlta's free cash flow that otherwise would have been committed to the conversions and sustaining capital and growth projects.

- **Enhances TransAlta's capital position to complete its current strategy** – The significant capital provided to TransAlta from Brookfield's Investment provides us with the necessary capital to complete the CTG conversions by 2022 and to support our growth strategy, while still allowing the Company to achieve its debt reduction targets by 2020, including repayment of the existing $400 million of unsecured 5.0% medium term notes maturing in November 2020.

- **Adds extensive IPP and renewables experience and expertise to the Board** – The addition of two new Brookfield nominees to the TransAlta Board – Mr. Richard Legault and Mr. Harry Goldgut – together with the addition of a third highly-qualified and experienced director in the IPP, capital markets and finance space with Mr. Robert Flexon, is aligned with TransAlta's commitment to ongoing Board refreshment and complements the mix of skills, expertise and tenure on our Board as we continue our transformation into a clean energy leader. For further details about Messrs. Legault, Goldgut and Flexon, see "Business of the Meeting – Election of Directors" below.

- **Investment in gas and renewable energy projects** – TransAlta will use approximately $150 million from the Investment proceeds to develop existing projects and pursue additional growth projects that meet our disciplined investment criteria in the gas and renewables energy sector. Building on our experience and expertise, TransAlta will develop and grow these projects, providing value for our Shareholders, with the ultimate goal of selling them to TransAlta Renewables Inc. for future operation and development consistent with our gas and renewables growth strategy.

- **Strengthens operating capabilities** – The creation of a joint TransAlta/Brookfield operating committee to oversee the management of the Hydro Assets, with representatives from both companies to provide advice in connection with the Hydro Assets and maximize the value of those assets over six years, provides increased support to TransAlta as it continues to execute on its strategy for the benefit of all Shareholders.

With Brookfield as a cornerstone Shareholder of TransAlta and strategic partner, the Company will be better positioned to invest in its business and create a more valuable Company for the benefit of all Shareholders. Further details of the Investment are set out below under "– Key Terms of Brookfield Strategic Investment".

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The closing of the first tranche of the Investment is expected to occur three business days after the Meeting, subject to the satisfaction or waiver of certain terms and conditions, details of which are described under "TransAlta's Strategy for Sustained Growth and Shareholder Value – Key Terms of Brookfield Strategic Investment" below. If two or more persons (excluding Brookfield's two Board nominees) who are not among the Company's management director nominees are elected as directors at the Meeting, then the Company may elect to delay the Initial Funding Date to a date not later than the date that is 30 days after the date of the Meeting (the "Initial Funding Outside Date"). If the Company elects to delay the Initial Funding Date and subsequently determines to proceed with the Investment, the initial funding will occur on the date that is the 3rd business day following the Company's notice to Brookfield, provided it may not be later than the Initial Funding Outside Date. If the Company elects to not proceed with the closing of the first tranche, the Company may provide notice to Brookfield and, upon payment of the commitment fee of 2% ($15 million) of the Investment (the "Commitment Fee"), the Investment Agreement will automatically terminate and neither party will have any further liability or obligation to the other under the Investment Agreement. The termination of the Investment would terminate all of Brookfield's obligations, including its obligation to invest the $750 million and related standstill, share purchase and ownership and nomination commitments.

In connection with considering and evaluating the proposed Investment and its engagement with Shareholders, the Board formally established a special committee of independent directors, comprised of Ambassador Gordon Giffin, Alan Fohrer and Beverlee Park (the "Special Committee"), to review, consider, and evaluate the proposed Investment and to make a recommendation to the TransAlta Board. The terms of the proposed Investment were carefully negotiated and modified significantly over the course of the negotiations with Brookfield, based on feedback provided by the Financial Advisor (as defined below), with the advice of external legal counsel, and under the supervision of the Special Committee and, ultimately, the full Board. Late on March 22, 2019, the Special Committee delivered its report to the Board, unanimously recommending that the Board approve the proposed Investment and, at that meeting of the Board, the Board unanimously approved the proposed Investment. The final terms of the Investment Agreement and ancillary documents were finalized over the course of March 22 and the Investment Agreement was entered into by the parties late on March 22.

In unanimously concluding that the Investment is in the best interests of the Company and its Shareholders, the Special Committee and the TransAlta Board considered the proposed Investment and appropriate alternatives, taking into account the following factors, among others:

- The results of our engagement with, and various feedback received by the Company from, its Shareholders, potential Board refreshment opportunities available to the Company, and Shareholders' requests for a catalyst to crystalize the future value of TransAlta (including through the CTG strategy and the Hydro Assets) and provide near-term returns to Shareholders.

- The benefits and risks of pursuing the proposed Investment versus maintaining the *status quo*, as well as potential alternatives to the specific terms of the proposed Investment, such as financing the CTG conversion strategy through existing credit facilities, new debt, refinancing of upcoming debt maturities and/or project-level or other financing.

- The expectation that the additional capital from the proposed Investment would allow the Company to execute on its strategies, including the potential conversion of the coal units to combined-cycle rather than single-cycle, while at the same time accelerating the opportunity to return capital to Shareholders and continuing to execute on its growth strategies.

- The potential impact of the proposed Investment on the Company's Shareholders, preferred shareholders and debtholders.

- The potential impact of the proposed Investment on the Company's credit ratings, including based on discussions with its credit rating agencies.

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- The limited potential capital available through public market sources or single-issuances, including the likely terms and pricing of any such sources and the dilutive and other impacts on our existing Shareholders.

- The anticipated impact on net present value per share of specified financing options, including the *status quo* CTG conversion strategy, the proposed Investment, project-level financing of the CTG strategy and/or other potential financing options for the CTG strategy.

- The potential benefits to TransAlta and its Shareholders anticipated to result from the advancement of its CTG transition strategy as a result of the additional capital provided by Brookfield and potentially available alternatives to provide sustaining and growth capital needed by the Company to continue executing upon its strategy.

- Feedback from, among others, Shareholders and analysts concerning the Company's strategies and plans reviewed throughout 2018 and 2019.

- The potential metrics by which the proposed Investment might be assessed by Shareholders and other third parties.

- The anticipated benefits and potential risks of the Investment to the Company.

- Information provided by management concerning the business of TransAlta, including its strategies and plans, funding projections and forecasts, funding alternatives for its ongoing capital needs, including growth capital for its CTG conversion strategy and other growth projects, pending debt maturities and projections concerning the Hydro Assets following expiry of the PPA.

- Information provided by management and the Board's external financial advisor concerning the potential impacts of the proposed Investment on the Company and its shareholders and debtholders, including an analysis of the Company's obligations under its senior credit facilities.

- Ongoing advice from the Company's outside legal advisors as to the Company's engagement with Shareholders, the proposed terms of the proposed Investment and the role and duties of the Board and the Special Committee in overseeing negotiations with respect to the proposed Investment and reviewing and evaluating the proposed Investment and available alternatives.

- The impact of the timing of the proposed Investment with respect to the Meeting, including a right of termination and selecting a closing date that would allow Shareholders to exercise their fundamental rights at the Meeting without constraint.

- The potential accounting and tax impact of the proposed Investment pre- and post-exchange, versus potential alternatives, including a sale of the Hydro Assets versus a sale of shares in an entity that holds the Hydro Assets.

In addition, the Company engaged CIBC World Markets Inc. (the "Financial Advisor") as its financial advisor to advise the Board, the Special Committee and the Company concerning the Investment and potential alternatives thereto. In connection with evaluating, negotiating and reviewing the proposed Investment and in determining that the Investment is in the best interests of the Company and its Shareholders, among a number of other factors considered, the Board and the Special Committee received and relied on advice provided by the Financial Advisor, including with respect to an analysis of the material financial terms and other features of the Investment having regard to recent precedent transactions and comparable financings, securities offerings and transactions having features similar to the Investment. For additional details, see "– Investment Material Financial Terms" below.

The Company is also represented by and the Board and the Special Committee are advised by Canadian and U.S. law firms Davies Ward Phillips & Vineberg LLP and Wachtell, Lipton, Rosen & Katz, respectively.

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Shareholders are not being asked to vote on the Investment at the Meeting. The Investment does not require the approval of the Shareholders.

KEY TERMS OF BROOKFIELD STRATEGIC INVESTMENT

Pursuant to the Investment Agreement, Brookfield will invest $750 million in the Company in exchange for the Exchangeable Securities, on the terms and conditions of the Investment Agreement, including those discussed below.

The key features, terms and conditions of the Investment include:

- The Investment will occur in two tranches, $350 million at closing for the purchase of Exchangeable Debentures at $1,000 per debenture on the Initial Funding Date (the "2019 Tranche"), and $400 million on the Second Funding Date (October 30, 2020) in exchange for Redeemable Preferred Shares at $1,000 per share (the "2020 Tranche"). The Investment is expected to close three business days after the Meeting, expected in May 2019, subject to the satisfaction or waiver of certain terms and conditions and certain termination rights, summarized further below.

- Brookfield will be entitled to receive a quarterly interest payment on the Exchangeable Debentures and a quarterly dividend payment on the Redeemable Preferred Shares, both at a rate of 7.0% annually.

- At any time after December 31, 2024 (subject to certain acceleration rights), Brookfield has the right to exchange all, but not less than all, of the Exchangeable Securities for a direct or indirect equity ownership interest in an entity to be formed to hold the Hydro Assets (the "Hydro Assets Owner"), as follows:

    - The value of the equity interest in the Hydro Assets Owner for which the Exchangeable Securities can be exchanged will be calculated based on a multiple of 13 times the average annual EBITDA generated by the Hydro Assets (less a reduction for annual sustaining capital expenditures of $10 million per year and less a reduction for the tax deficiency value pertaining to tax pools) over the most recent three fiscal years prior to the exchange of the Exchangeable Securities, with the maximum interest Brookfield may acquire in the Hydro Assets Owner being capped at 49%. Based on the Company's estimates of the Hydro Assets' future adjusted EBITDA, Brookfield's $750 million is expected to convert into an approximately 30% to 35% interest in the Hydro Assets Owner.

    - If Brookfield chooses to exchange its Exchangeable Securities and the valuation of the Hydro Assets results in an equity ownership interest in the Hydro Assets Owner of less than 49%, Brookfield has a one-time top-up option payable in cash, exercisable until December 31, 2028 and providing Brookfield holds at least 8.5% of TransAlta's common shares, (i) to acquire an additional 10% interest in the Hydro Assets Owner, provided the 20-day volume-weighted average price ("VWAP") of TransAlta's common shares is not less than $14 per share, to a maximum ownership level of 49% of the Hydro Assets Owner; or (ii) if the 20-day VWAP of TransAlta's common shares is not less than $17 per share, to acquire the additional percentage that would bring its ownership level up to but not exceeding 49% of the Hydro Assets Owner. In both cases in which Brookfield exercises a top-up, the price payable by Brookfield for the top-up portion is based on the formula for calculating the value of the Hydro Assets, without any deduction for the tax deficiency value pertaining to tax pools (i.e., the top-up option is at a premium to the equity value attributable to the Hydro Assets upon a normal exchange of the Exchangeable Securities).

    - Regardless of the number of TransAlta common shares held by Brookfield, if the equity redemption amount is not sufficient to permit Brookfield to acquire at least a 25% interest in the Hydro Assets Owner, Brookfield has the option to acquire that additional percentage of equity in the Hydro Assets Owner that would result in Brookfield having a 25% interest in the Hydro Assets Owner, upon payment in cash of a price calculated based on the equity redemption value without any deduction for the tax deficiency value pertaining to tax pools.

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- To the extent the value of the Hydro Assets at the time of exchange would result in the exchange of Exchangeable Securities exceeding a 49% interest in the Hydro Assets Owner, Brookfield will be entitled to receive a cash payment from the Company equal to the balance of the redemption price payable.

- Pursuant to the Investment Agreement, the "Hydro Assets" are comprised of TransAlta's hydro assets in Alberta, consisting of the Barrier, Bearspaw, Cascade, Ghost, Horseshoe, Interlakes, Kananaskis, Pocaterra, Rundle, Spray, Three Sisters, Bighorn and Brazeau hydro generation facilities.

- If Brookfield chooses not to exercise its right to exchange its Exchangeable Securities as outlined above, at any time after December 31, 2028, TransAlta has the option of redeeming all or any portion of the Exchangeable Securities for a redemption price equal to the original subscription price ($750 million) paid by Brookfield, plus any accrued but unpaid interest or dividends payable in cash, provided that the minimum proceeds to Brookfield for each redemption (other than the final redemption) must not be lower than $100 million and all Exchangeable Securities must be redeemed by the Company within 36 months of the date of the first optional redemption.

- Brookfield has agreed to increase its equity ownership in TransAlta from its current position of approximately 4.9% of common shares outstanding, to not less than 9% over 24 months following the Initial Funding Date, provided Brookfield is not obliged to purchase common shares in TransAlta at a price of more than $10 per share. Subject to certain exceptions, Brookfield has agreed not to assign, loan, pledge, encumber, hedge, sell or transfer any common shares, until at least December 31, 2023, other than to its affiliates. Brookfield's lock-up commitments will also be extended for an additional 18 months if it exercises the top-up option discussed above.

- Upon entering into the Investment Agreement, TransAlta paid a non-refundable structuring fee of 1% ($7.5 million) of the Investment to Brookfield. Additionally, the Commitment Fee ($15 million) will be payable by TransAlta upon receipt of the 2019 Tranche. The Commitment Fee will be netted against the 2019 Tranche of the Investment, unless TransAlta elects not to proceed with the Investment in accordance with the termination rights described below, in which case the Commitment Fee will be payable as described below.

- If two or more persons (excluding Brookfield's two Board nominees) who are not among the Company's management director nominees are elected as directors at the Meeting, then the Company may elect to delay the first closing of the Investment to a date no later than the Initial Funding Outside Date. If the Company determines to proceed with the Investment, then the first closing of the Investment will occur by no later than the 3rd business day following the Company's notice to Brookfield of its intent to close, provided that date shall not be later than the Initial Funding Outside Date. If the Company elects not to proceed with the Investment, the Company may provide notice to Brookfield and, upon payment of the Commitment Fee, the Company may terminate the Investment Agreement and neither party will have any further liability or obligation to the other under the Investment Agreement.

- The closing of each tranche of the Investment, as applicable, is subject to certain conditions precedent, including in applicable cases: (a) delivery of and payment for the Exchangeable Securities; (b) compliance with the covenants of the Investment Agreement in all material respects; (c) the representations and warranties being true and correct to a material adverse effect standard; (d) no law making the consummation of the Investment illegal; (e) no governmental entity having commenced an action to enjoin the Investment; (f) no material adverse effect having occurred during the relevant period; and (g) no acceleration event having occurred. If the Investment Agreement is terminated by Brookfield prior to the Initial Funding Date pursuant to items (b), (c) or (f) above, then the Commitment Fee will be payable by the Company to Brookfield and the Company will have no further liability under the Investment Agreement to Brookfield following such termination.

- The Investment Agreement includes customary standstill commitments by Brookfield, with customary exceptions, which will be in effect for three years starting from the Initial Funding Date. Among other things, the standstill prohibits Brookfield from acquiring an ownership interest in the Company above 19.9%. During the same period, Brookfield has also agreed that it will: (a) vote in favour of each director nominated by the Board; (b) vote against any shareholder nomination for directors that is not approved by the Board; (c) vote against any proposal or resolution to remove any Board member; and (d) vote in accordance with any recommendations by the Board on

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all other proposals. Certain standstill provisions extend beyond the standstill period so long as Brookfield has nominees on the Board.

- For so long as Brookfield owns the Exchangeable Securities, it has the right to nominate two members for election to the TransAlta Board at each annual meeting of Shareholders. Messrs. Richard Legault and Harry Goldgut are Brookfield's current nominees and have been recommended to Shareholders for election at the Meeting. If either of Brookfield's nominees to the Board are not elected at the Meeting or any subsequent meeting of the Shareholders, Brookfield's obligation to increase and maintain its holding of common shares at 9% and its standstill, voting and lock-up obligations will be suspended until the date that both of its nominees are elected or appointed to the Board.

- TransAlta and Brookfield have agreed to form a joint Hydro Asset operating committee focused on optimizing the operations and maximizing the value of the Hydro Assets. The committee will consist of two employees of Brookfield or its affiliates with expertise in hydro facility management and two representatives of TransAlta. Brookfield will receive a management fee of $1.5 million per year for six years as compensation for its work on the operating committee. The Company may, at its sole option, extend the 6-year term of the operating committee for up to an additional two years for the same management fee per year.

- TransAlta has agreed to form the Hydro Assets Owner to which the Company will transfer and the parties will hold their respective interests in the Hydro Assets Owner upon the exchange of Brookfield's Exchangeable Securities. The parties' rights and obligations with respect to the Hydro Assets Owner will be governed by a governance agreement (the "Governance Agreement"), the complete form of which is to be agreed upon by the Initial Funding Date. The Investment Agreement contemplates the key terms of that agreement, including TransAlta agreeing not to divest more than 51% of the Hydro Assets without Brookfield's consent and otherwise restricting the transfer of interests in the Hydro Assets (other than to affiliates), subject to certain rights of first offer, and a tag-long right and a put right if Brookfield owns less than 25% of the Hydro Assets.

- The Governance Agreement is expected to provide that if Brookfield owns an interest of at least 33⅓% in the Hydro Assets Owner, then the parties to the Governance Agreement (the "SPV Owners") will each be entitled to nominate two directors to the board of the general partner of the Hydro Assets Owner (the "SPV Board"). If Brookfield owns an interest of less than 33⅓% in the Hydro Assets Owner, then the Company will be entitled to nominate three directors and Brookfield will be entitled to nominate two directors to the SPV Board.

- The powers of the SPV Board to manage and supervise the affairs of the Hydro Assets Owner will be removed and vested into the SPV Owners who will be represented by representatives on a to be established management committee (the "Representatives"). As long as Brookfield owns an interest of at least 33⅓% in the Hydro Assets Owner, then the SPV Owners will each be entitled to nominate two Representatives. If Brookfield owns an interest of less than 33⅓% in the Hydro Assets Owner, then the Company will be entitled to nominate three Representatives and Brookfield will be entitled to nominate two Representatives. The voting power at meetings of the management committee will be commensurate with the ownership percentage of the interests in the Hydro Assets Owner held by the SPV Owners and not based on the number of Representatives.

- The Hydro Assets Owner's management committee will declare cash distributions equal to 100% of all distributable cash allocated based on the SPV Owner's ownership percentage of the Hydro Assets Owner less sums required for budgeted expenditures. The Governance Agreement will contain a number of matters that will require the approval of each SPV Owner that holds an interest of at least 25% in the Hydro Assets Owner. Refer to Schedule B of the Investment Agreement on SEDAR for a list of these extraordinary approval matters.

- The Investment Agreement contains customary conditions precedent, covenants and termination rights that are not described in this Proxy Circular. The rights, preferences, privilieges, restrictions and conditions of the Exhangeable Securities are appended as a schedule to the Investment Agreement. The principal terms of the Governance Agreement are also appended as a schedule to the Investment Agreement. Shareholders are urged to read the Investment Agreement and those materials carefully.

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Shareholders collectively owning approximately 17.3% of TransAlta's outstanding common shares have already expressed their explicit support for the Investment. RBC GAM, the Company's single largest Shareholder, is supportive of the strategic partnership with, and Investment by, Brookfield. RBC GAM has entered into a voting and support agreement with the Company and has committed to vote FOR each of TransAlta's director nominees, including Brookfield's two director nominees, at the Meeting. RBC GAM owns or controls approximately 12.4% of the outstanding common shares to be voted pursuant to the voting and support agreement as of the Record Date. RBC GAM has received no consideration from the Company in return for its support of the proposed Investment. For further details, see "– RBC GAM Support Agreement" below.

Shareholders are not being asked to vote on the proposed Investment at the Meeting. The proposed Investment does not require the approval of the Shareholders.

A complete copy of the Investment Agreement, as well as the Company's material change report dated March 26, 2019, has been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In the event of any conflict between the provisions thereof and this summary, the provisions of the Company's material change report and the full text of the Investment Agreement on SEDAR will govern. Shareholders are urged to read those materials carefully.

Investment Material Financial Terms

In connection with its evaluation, negotiation and approval of the Investment, the Company engaged CIBC World Markets Inc. to act as its financial advisor.

Pursuant to the terms of its engagement letter with the Company, in consideration for its work and the advice provided, the Financial Advisor is to be paid a fixed fee, whether or not the Investment is completed, as well as a fee that is contingent upon the completion of the Investment. The Company will also reimburse the Financial Advisor for certain out-of-pocket expenses and indemnify the Financial Advisor in respect of certain liabilities which may be incurred by it in connection with its engagement.

The Board and the Special Committee considered and concluded that the Financial Advisor, one of Canada's largest investment banking firms, was qualified to provide the analysis and advice concerning the proposed Investment, which was among a number of factors on which they relied in concluding that the proposed Investment is in the best interests of the Company and its Shareholders.

In connection with evaluating, negotiating and reviewing the proposed Investment and in determining that the Investment is in the best interests of the Company and its Shareholders, among a number of other factors considered, the Special Committee and the Board received and relied on advice provided by the Financial Advisor. In providing its advice, the Financial Advisor conducted an analysis of (i) the material financial terms of the proposed Investment, taking into account recent precedent transactions and comparable financings, securities offerings and transactions having features similar to the Investment, the implied value attributable to the equity interests in the Hydro Assets Owner upon exchange of the Exchangeable Securities in certain circumstances, and the *pro forma* impact of a potential substantial issuer bid, (ii) TransAlta's funding options and capital needs, (iii) specific alternatives for the Company's CTG strategy, (iv) other broader funding requirements, and (v) *pro forma* credit metrics arising from the financing alternatives considered and credit rating considerations.

Based on the analysis and advice of the Financial Advisor received and relied on by the Special Committee and the Board and a number of other factors considered by the Special Committee and the Board outlined further above, the Special Committee unanimously recommended that the Board approve the Investment and the Board unanimously approved the Investment, in each case, on the basis that the proposed Investment is in the best interests of the Company and its Shareholders, having regard to all of the surrounding facts and circumstances.

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In connection with the engagement of the Financial Advisor, the Board and the Special Committee considered whether a fairness opinion would be necessary or appropriate in connection with the Investment. A fairness opinion was not obtained from the Financial Advisor, and nor was the Financial Advisor engaged to provide one, for several reasons. It was determined that a fairness opinion would not be relevant due to the novel structure and features of the Investment, the fact that the Investment is in essence a financing transaction in respect of which opinions are not customary, and that the value of the Exchangeable Securities under the Investment is based on a potential future exchange into an equity interest in an entity yet to be structured or formed that will acquire the Hydro Assets in the future in unknown surrounding circumstances. Any such opinion would be highly qualified, contingent and subject to assumptions lacking any reliable basis upon which it could be rendered with respect to such inherently uncertain and unpredictable future events.

RBC GAM Support Agreement

The Company's single-largest Shareholder, RBC GAM, is supportive of the strategic partnership with, and Investment by, Brookfield. RBC GAM is not a party to the Investment and nor is it receiving any consideration or benefit in connection with the Investment.

In support of the Investment, RBC GAM has entered into a voting and support agreement dated March 24, 2019 (the "Support Agreement") with the Company pursuant to which it has committed to vote all of the common shares held or controlled by it or any of its controlled affiliates or associates in favour of TransAlta's director nominees and to otherwise act and vote in accordance with the Board's recommendation on any non-extraordinary transaction related proposals at the Meeting (the "Recommended Matters"). RBC GAM owns or controls approximately 12.4% of the outstanding common shares to be voted pursuant to the Support Agreement as of the Record Date.

Under the terms of the Support Agreement, RBC GAM has also agreed: (i) to vote against any nominations for directors that are not approved and recommended by the Board for election at the Meeting; (ii) to vote against any proposals or resolutions to remove any member of the Board; (iii) if practicable and requested by the Company, acting reasonably, to deliver duly executed proxies or voting instruction forms in favour of the Company, such proxies instructing the holder thereof to vote in favour of management's director nominees and the Recommended Matters; (iv) to provide evidence confirming to the Company that it has voted for the nominee directors and the Recommended Matters; (v) not to solicit proxies or become a participant in a solicitation in opposition to management's director nominees or the Recommended Matters at the Meeting or act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing management's director nominees or the Recommended Matters in connection with the Meeting; (vi) where RBC GAM controls the investment decisions of its managed and affiliates funds, not to sell any common shares prior to the Meeting and where RBC GAM does not control the investment decisions of its funds, to advise the Company as soon as practicable of any potential redemptions or other unusual circumstances that may result in RBC GAM having no commercially reasonable alternative other than to dispose of shares (and in such circumstance RBC GAM shall, if requested by the Company, publicly disclose such dispositions whether or not otherwise required by law to do so); and (vii) not to take any action which would materially adversely affect the success of the election of management's director nominees, the Recommended Matters or the Investment Transaction.

The Support Agreement will terminate on the earlier of: (i) the mutual agreement of the Shareholder and the Company; and (ii) the conclusion of the Meeting. RBC GAM has received no consideration or benefit from the Company for its support of the Investment.

ENGAGEMENT WITH MANGROVE AND BLUESCAPE

On January 9, 2019, Mrs. Dawn Farrell, our President and Chief Executive Officer ("CEO"), held an investor call with representatives of Mangrove. At that time, they declined to comment on the extent of their stock ownership position or their investment strategy. Nine days later, on January 18, 2019, Mangrove filed a Schedule 13G passive investor statement disclosing that it (along with its affiliated entities and funds) had acquired 26,923,017 common shares representing approximately 9.4% of the outstanding common shares.

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After learning that Mangrove had become a significant Shareholder of TransAlta, representatives of the Company reached out to Mangrove's principal ± Mr. Nathaniel August ± inviting him to meet with senior representatives of the Company as part of TransAlta's already scheduled director-Shareholder engagement sessions being held during the first week of February. A meeting was scheduled between our Board Chair, Ambassador Gordon Giffin, and Mrs. Dawn Farrell, our President and CEO and Mr. August and other representatives of Mangrove on February 20 in New York. At this meeting, representatives of Mangrove and the Company discussed various aspects of the Company's strategies and plans, operations and financial outlook. Mangrove indicated it had acquired its interest based on a perceived gap between the Company's potential value and then current stock price, and inquired about the Company's strategies and plans, the Alberta energy market and upcoming Alberta election, and the Company's approach to its coal and hydro assets, as well as its relationship with TransAlta Renewables Inc. Subsequently, a further meeting between the CEO and the Chief Financial Officer ("CFO") of the Company was scheduled with representatives of Mangrove for March 7, 2019, as part of the Company's previously scheduled marketing and engagement with certain of our significant Shareholders following the Company's fiscal 2018 releases. On March 6, 2019, Mr. August reached out directly to Mrs. Farrell to advise that Mangrove had partnered with a U.S.-based private equity fund, Bluescape, and that representatives of Bluescape would join Mangrove at the March 7 scheduled meeting. On March 7, 2019, our CEO and CFO met with representatives of Mangrove and Bluescape. At this meeting, Mangrove 's representatives indicated that they intended to transfer a portion of their ownership of common shares to Bluescape. They expressed support for our CEO and her stewardship of the Company, and Mangrove and Bluescape stated that they intended to be supportive of the Company as a partner, and not acting as an activist, that they had a long history of supporting incumbent management teams and wanted to work with the Company collaboratively while staying open to ideas. They also stated at that meeting that they would be jointly filing a Schedule 13D a week later on March 15. They asked that the Company agree to: (i) grant them four seats on the Company's 10-person Board, without increasing the Board size; their proposed nominees included three U.S.-based representatives of Mangrove and Bluescape and a fourth unnamed nominee to be agreed upon; (ii) appoint an individual named by Mangrove and Bluescape as a new Chief Operating Officer of the Company; (iii) form a business review committee of the Board comprised of and chaired by at least one nominee of each of Mangrove and Bluescape with discretion to engage in a complete review of the Company's capital structure, operating costs, asset portfolio and geographic footprint and with full authority to report to Shareholder s and the Board and engage external financial, consulting or other advisors at the Company's expense; and (iv) appoint nominees of Mangrove and Bluescape to the Company's key Board standing committees. As part of the discussions, our CEO discussed the significant work the Company had engaged in over the years to strengthen the balance sheet, reduce corporate debt and reduce costs, including the Company's achievements through its Project Greenlight program which was developed with the expertise of a leading international consultancy firm. The Company's CEO and CFO also discussed the Company's CTG conversion strategies and the anticipated upside value of its hydro assets. Company representatives asked Mangrove and Bluescape to articulate their strategies for the Company and what they saw as the opportunities and benefits. Mangrove and Bluescape indicated they had no particular plan at that time. Representatives of the Company advised Mangrove and Bluescape that they would need to take their proposal back to the Board for further consideration. They also requested that Mangrove and Bluescape provide insight into their analyses, strategies and plans for the Company underpinning their proposal. During the weeks of March 4 and March 11, 2019, several meetings of the Board were held with and without management to discuss and consider Mangrove and Bluescape's proposal and ongoing engagement with other Shareholders, as well as ongoing developments relating to a possible investment by Brookfield. The Board, and its Special Committee that had been formed to evaluate and oversee both the process relating to the potential investment by Brookfield and the Company's engagement with Mangrove and Bluescape, discussed the Company's strategies and plans, taking into account the interests of the Company, its Shareholders and other stakeholders. The Board concluded, on the recommendation of the Special Committee, that it would not be in the Company's or its stakeholders' best interests to accept Mangrove and Bluescape's proposal in the absence of a better understanding of their anticipated strategies for the Company, and clearer and more compelling evidence of the benefits of those strategies to the Company and its Shareholders. The Board determined that Ambassador Giffin and other Special Committee members should continue engaging with Mangrove and Bluescape to determine whether a mutually agreeable outcome could be achieved. 32 | TransAlta Corporation 2019 Management Proxy Circular

On March 11, 2019, Ambassador Giffin reached out to Mr. August, offering a further in-person meeting with himself and other members of the Special Committee in order to further discuss and gain insight into Mangrove's and Bluescape's strategies and plans for the Company, with a view to understanding whether and how those plans aligned with the Company's and Shareholders' interests. During this call, Mangrove requested an extension to the Company's director nomination deadline under its Advance Notice By-law No. 2, which would otherwise have expired on March 17, 2019, as well as a postponement of the Meeting date. Mangrove and Bluescape also indicated they would be filing a Schedule 13D active investor filing and may, in the absence of an agreement, formally propose nominees to the Board. On March 13, the Board authorized an extension of the director nomination deadline and corresponding postponement of the Meeting date to March 25, 2019 and April 26, 2019, respectively, to facilitate further good faith dialogue with Mangrove and Bluescape. On March 14, 2019, the Company issued a press release announcing the extension and postponement. On March 15, 2019, Mangrove and Bluescape and their affiliated funds jointly filed a Schedule 13D active investor statement, disclosing that they collectively held an aggregate 10.02% of the Company's outstanding common shares, with approximately 7.1% of the shares held by Mangrove and 2.9% of the shares held by Bluescape, and that the group had entered into a cooperation agreement agreeing to coordinate and cooperate in certain activities relating to their ownership of TransAlta common shares and intended to continue to speak with representatives of the Board and TransAlta management to discuss enhancing Shareholder value and seeking Board representation. That same day, a meeting was scheduled among Ambassador Giffin and the other Special Committee members and representatives of Mangrove and Bluescape for March 19 to determine if there might be an alternative path forward the investors would consider that would be in the best interests of the Company and its Shareholders. On March 19, 2019, Ambassador Giffin and directors Alan Fohrer and Beverlee Park attended the meeting with Mr. August, Mr. C. John Wilder, Jr. of Mangrove and other representatives of the investors at Bluescape's offices in Dallas, Texas. During that meeting, Ambassador Giffin emphasized the value of our Shareholders' feedback and the Company's desire to listen to Mangrove and Bluescape and understand their perspective and any benefits they believed they could bring to the Company. The parties also discussed Mangrove's and Bluescape's initial requests of the Company and possible alternatives that might be in the best interests of the Company. During this meeting, Ambassador Giffin advised the parties that the Company was actively engaged in discussions with other key Shareholders to obtain their views and input, including with respect to Mangrove and Bluescape and with respect to potential refreshment of the Board, and that the Company had been examining and pursuing potential financing options to advance and accelerate the Company's strategies. During this meeting, the Mangrove and Bluescape representatives expressed support for the Company's deleveraging and CTG transition strategies. On March 20, 2019, Ambassador Giffin reached out directly to Mr. Wilder, thanking them all for the meeting and requesting a follow-up call on March 21 to discuss a potential path forward. Following a meeting of the Board in which the engagement was discussed and considered, on March 21 Ambassador Giffin had a call with Mr. Wilder. During that call, Ambassador Giffin invited Mr. Wilder to join the slate of nominees for election at the Meeting, along with Mr. Robert C. Flexon ± a mutually agreeable independent nominee known and respected by Mangrove and Bluescape. Ambassador Giffin also indicated that while the Company was not opposed to the prospect of a business review committee in concept, such a process would need to be placed on the Board agenda to be discussed following the Meeting (on which Board Mangrove and Bluescape would have representation if they accepted the Company's offer). Mr. Wilder indicated that he would need to discuss the offer with Mangrove and Bluescape and would respond in due course. On March 22, 2019, further discussions were held during which Bluescape made a counterproposal, subsequently confirmed in writing later that day. The counterproposal required that the Company agree that: (i) Messrs. Wilder and Mr. Flexon be nominated for election to the Board at the Meeting for a two-year term (with Bluescape being entitled to select a successor for Mr. Wilder during that period); (ii) two existing directors step off the Board and the Board size not be increased without Mangrove and Bluescape's consent; (iii) the Board form a business review committee chaired by Mr. Wilder with full authority to review and assess the Company's operations and costs, potential asset dispositions or optimizations, capital structure and allocation and investment and broader strategy, with authority to hire experts (including Bluescape) at the Company's cost and the Board being required to vote on the committee's recommendations and publicly disclose the results of the committee's review; (iv) TransAlta pay Mangrove and Bluescape up to US$1.1 million in reimbursement for Mangrove and Bluescape's investment in TransAlta; (v) Bluescape and Mangrove would agree to a standstill of one and a half years; and (vi) the Company issue to Mr. Wilder C$150 million in common shares at TransAlta Corporation 2019 Management Proxy Circular | 33

a 6% discounted price based on a 21-day volume weighted average price on the day prior to announcement of the parties' agreement. The proposal was subsequently discussed by the Special Committee and the Board at meetings held later on March 22.

The Board and the Special Committee carefully considered Mangrove and Bluescape's counterproposal and its possible benefits and anticipated risks. After careful consideration, the Board concluded, on the recommendation of the Special Committee, that the investors' counterproposal was not an appropriate course of action for the Company, including having regard to the alternative proposed investment being finalized with Brookfield. Over that weekend, Ambassador Giffin conveyed the Board's decision and rationale. Ambassador Giffin noted that TransAlta's strategic plan had been carefully developed and advanced over 18 months, that the Company was pursuing the best options available to the Company to enhance value, and that the Company had sought and received advice from its long-standing Shareholders regarding its strategy. Ambassador Giffin expressed the Board's continued hope that the parties could reach an agreement, and conveyed the Board's willingness to consider further proposals.

On March 25, 2019, following announcement of the Company's strategic partnership with and investment by Brookfield, Ambassador Giffin contacted Mr. Wilder to highlight the Company's announcement of the Brookfield Investment and the features believed to be responsive to the investors' concerns. Mr. Wilder responded indicating the investors were still sorting through the Company's significant announcement, and acknowledged the high quality, reputation and experience of the Company's three new Board nominees as a good outcome. Later that day, the Company received a nomination notice from Mangrove under the Company's Advance Notice By-Law No. 2, nominating five proposed director nominees at the upcoming Meeting and, that night, the Company issued a press release disclosing the investors' nominations. On March 26, 2019, Bluescape filed an amended early warning report disclosing Mangrove's and Bluescape's nominations, and reserving the right to withdraw the nominations or submit further nominations.

BUSINESS OF THE MEETING

There are five items of business to be considered at the Meeting:

1. ELECTION OF DIRECTORS

TransAlta's Articles of Amalgamation (the "Articles") allow the Company to have not less than three and not more than 19 directors. Our Board considers annually the number of directors required. The Board has determined that between 9 and 14 directors are currently required in order to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.

In 2018, Mr. Timothy Faithfull indicated to the Board that he intended to retire from the Board immediately following the Meeting, and would not be standing for re-election. Mr. Faithfull has served on the Board since 2003 and has made significant contributions to the Company during his tenure, including as it relates to advancing large infrastructure projects and navigating the implementation of the deregulated Alberta electricity market and the current transition to an Alberta capacity market. Mr. Faithfull's decision to retire from the Board immediately following the Meeting was announced by the Company on January 25, 2019. Management and the Board acknowledge with gratitude Mr. Faithfull's contributions to the Company and the Board. In addition, in 2018 Ambassador Giffin indicated to the Board his intention to retire from the Board and his position as Chair in 2020. As a result of Ambassador Giffin's anticipated retirement as Chair, the Board is pursuing a robust process throughout 2019 to identify and select a successor Chair from among its members, including conducting individual consultations with all directors, in order to ensure an orderly transition of the Board Chair position.

In anticipation of Mr. Faithfull's and Ambassador Giffin's retirement from the Board, the Governance, Safety and Sustainability Committee of the Board (the "GSSC") and the Board carefully considered whether, and determined that it would be appropriate, to add new members to the Board, balancing the need for continuity and an enhanced complement of skills on the Board. To that end, and in connection with Brookfield's strategic partnership with, and Investment in, the Company, the Board is recommending increasing the size of the Board from 10 to 12 members and adding three new directors to the Board: Robert C. Flexon, Richard Legault and Harry Goldgut. In considering the optimal size and

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composition of the Board, the Board took into account Mr. Faithfull's decision to retire from the Board at the end of this year's Meeting, Ambassador Giffin's decision to retire as Chair and as a director in 2020 and considered the optimal skills and experiences needed in order to maximize effective decision making by the Board and its Committees in executing upon its strategies, in accordance with the Company's skills matrix and desired top relevant competencies (see "– Skills Matrix" below for more details).

If elected by the Shareholders at the Meeting, each new director nominee brings a wealth of skills and experience in the independent power producer/electric energy/utilities, capital markets, accounting, finance and tax and risk management areas, which the GSSC and the Board believe will further enhance the balance of skills and competencies on the Board and its oversight of the Company's strategies and plans. In addition, Messrs. Richard Legault and Harry Goldgut bring significant strategic and operational expertise to our Board through their involvement with and/or roles on the board of Brookfield, a long-term cornerstone Shareholder. The strategic partnership with, and Investment by, Brookfield, providing $750 million in capital in exchange for the issuance of the Exchangeable Securities, enables TransAlta to significantly advance its strategy of transitioning to 100% clean energy by 2025, including by advancing the Company's CTG transition strategy, while also crystalizing the future value of our Hydro Assets today, enhancing our financial position to continue executing TransAlta's strategy and accelerating the opportunity to return up to $250 million of capital to Shareholders over three years. Each of Messrs. Flexon, Legault and Goldgut enhance the core competencies identified as being needed to complement our Board, bringing significant electric energy/utilities/IPP experience to the Board, experience in capital markets and finance, and experience in M&A/organizational change and senior leadership positions. Accordingly, the Board has recommended the appointment of each of Robert C. Flexon, Richard Legault and Harry Goldgut to the Board along with the Company's other nine director nominees.

Nominees

Each of the director nominees has indicated his or her willingness to serve as a director. Each of the proposed nominees, with the exception of Dawn Farrell, our President and Chief Executive Officer, is also "independent" within the meaning of applicable securities laws. If elected, each director will serve until the next annual meeting of Shareholders or until his or her successor is elected or appointed. Our directors are elected annually, individually, and by majority vote. Our majority voting policy is described under "— Our Policy on Majority Voting" below. We believe our Board should reflect the right balance between those directors who have skills and experience necessary to ensure our business and strategies can be executed upon, and those who have the technical, industry, operating, financial, business and other competencies to maximize effective decision-making. A skills and expertise matrix outlining the combined skills and experience of our director nominees is included below under "— Skills Matrix" on page 52 of this Proxy Circular. We also strive to maintain a diversity of experiences and perspectives on our Board, having regard to our skills matrix and our Board and Workforce Diversity Policy. Our Board and Workforce Diversity Policy is described under "Governance – Board Characteristics – Diversity" on page 75 of this Proxy Circular.

The directors being nominated for election in 2019 are listed below. Each of Robert C. Flexon, Richard Legault and Harry Goldgut is a new director nominee for 2019 (see below for further information).

(i) Rona H. Ambrose
(ii) John P. Dielwart
(iii) Dawn L. Farrell
(iv) Robert C. Flexon
(v) Alan J. Fohrer
(vi) Gordon D. Giffin
(vii) Harry Goldgut
(viii) Richard Legault
(ix) Yakout Mansour
(x) Georgia R. Nelson
(xi) Beverlee F. Park
(xii) Bryan D. Pinney

Vote FOR the TransAlta director nominees on the BLUE Proxy today. The Board recommends a vote FOR all 12 director nominees. Unless otherwise instructed, the persons designated in the BLUE Proxy intend to vote FOR each of the 12 director nominees listed above.

The biographies of our nominees for election to the Board are listed in the following section.

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RONA H. AMBROSE[1]



Age: 49
Alberta, Canada
Director Since: 2017

Independent

Top Four Relevant Competencies:

- Government Affairs
- Legal & Regulatory
- Technology / Telecommunications
- Environment / Climate Change

Corporate Director. The Honourable Rona Ambrose is a national leader, former Leader of Canada's Official Opposition in the House of Commons and former leader of the Conservative Party of Canada. As a key member of the federal cabinet for a decade, Ms. Ambrose solved problems as a minister of the Crown across nine government departments, including serving as Vice Chair of the Treasury Board for several years and Chair of the cabinet committee for public safety, justice and aboriginal issues. As the former environment minister responsible for the greenhouse gas regulatory regime in place across several industrial sectors, she understands the challenges facing the fossil fuel industry.

Ms. Ambrose was personally responsible for the development of several federal policies, ranging from industrial strategies in military procurement to health innovation to improvements to sexual assault laws. Ms. Ambrose is a passionate advocate for women in Canada and around the world and led the global movement to create the "International Day of the Girl" at the United Nations. She was also responsible for ensuring that aboriginal women in Canada were finally granted equal matrimonial rights. She successfully fought for the creation of a Canadian refugee program to bring Yazidi women and girls who have been sexually enslaved by ISIS to safety in Canada.

Ms. Ambrose also serves on the advisory board of the Canadian Global Affairs Institute. Ms. Ambrose is also a director of Manulife Financial Corporation and Coril Holdings Ltd. She has a BA from the University of Victoria and a MA from the University of Alberta. She is also a graduate of the Harvard Kennedy School of Government Senior Leaders Program.

Ms. Ambrose has an extensive track record of strong leadership acquired through a wide range of experience at the most senior levels of the Canadian government. Ms. Ambrose's extensive public policy experience and demonstrated ability to bring people of divergent views together for a common purpose adds strength to our Board and the Company. Accordingly, the Board is recommending that Shareholders vote FOR Ms. Ambrose's re-election to the Board.

Board/Committee Membership[2]	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Board of Directors	7 of 7	100%	100%	$160,000
Audit and Risk Committee	6 of 6	100%		
Governance, Safety and Sustainability Committee	3 of 3	100%		
Human Resources Committee	8 of 8	100%		

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value[3]	Share Ownership Requirement[4]
2018	1,844	14,295	16,139	$106,356	On track
2017	1,844	2,706	4,550	$34,443	
2016	N/A	N/A	N/A	N/A	

Other Public Board Directorships and Committee Memberships

Company	Committee
Manulife Financial Corporation	Management Resources, Compensation and Risk

Public Board Interlocks

None

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
132,865,050	94.55%	7,651,794	5.45%

36 | TransAlta Corporation 2019 Management Proxy Circular


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JOHN P. DIELWART(1)



Age: 66
Alberta, Canada
Director Since: 2014

Independent

Top Four Relevant Competencies:

- Engineering and Technical
- Legal & Regulatory
- Environment / Climate Change
- M&A / Organization Change

Corporate Director. Mr. Dielwart is the Chair of the Governance, Safety and Sustainability Committee of the Board. Mr. Dielwart was formerly Chief Executive Officer of ARC Resources Ltd., which owns and operates oil and gas properties in Western Canada. He oversaw the growth of ARC Resources Ltd. from start-up in 1996 to a company with a total capitalization of approximately $10 billion at the time of his retirement. After his retirement from ARC Resources Ltd. on January 1, 2013, Mr. Dielwart re-joined ARC Financial Corp. ("ARC Financial") as Vice-Chairman. ARC Financial is Canada's leading energy-focused private equity manager. He is a member of ARC Financial's Investment and Governance committees, and currently represents ARC Financial on the boards of Modern Resources Ltd. and Aspenleaf Energy Limited. Prior to joining ARC Financial in 1994, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada.

Mr. Dielwart has a Bachelor of Science with distinction (civil engineering) degree from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP). In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame and in 2018 he received the Oil and Gas Council's Canadian Lifetime Achievement Award. Mr. Dielwart is a director and former Co-Chair of the Calgary and Area Child Advocacy Centre. Effective March 7, 2019, Mr. Dielwart became a director of Crescent Point Energy Corp. The Board believes that Mr. Dielwart is a diligent, independent director who provides the Company with a wealth of experience in leadership, finance and entrepreneurship along with a strong understanding of the commodity markets in which we operate, specifically the oil and gas markets. Accordingly, the Board is recommending that Shareholders vote FOR Mr. Dielwart's re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Board of Directors	6 of 7	86%	91%	$170,425
Audit and Risk Committee	6 of 7	86%		
Governance, Safety and Sustainability Committee (Chair)	4 of 4	100%		

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value (3)	Share Ownership Requirement (4)
2018	0	99,614	99,614	$656,456	
2017	0	75,001	75,001	$567,758	Meets
2016	0	52,136	52,136	$383,200	

Other Public Board Directorships and Committee Memberships

Company	Committee
ARC Resources Ltd.	Health, Reserves and Operational Excellence (Chair); Risk
Denbury Resources Inc.	Chair of the Board; Reserves & HSE; Compensation; Risk
Crescent Point Energy Corp.	-

Public Board Interlocks

None

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
133,916,520	95.30%	6,600,324	4.70%

TransAlta Corporation 2019 Management Proxy Circular | 37

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DAWN L. FARRELL[1]



Age: 59
Alberta, Canada
Director Since: 2012

Non-Independent

Top Four Relevant Competencies:

- Risk Management
- Electric Energy
- International Operations
- M&A / Organizational Change

President and Chief Executive Officer of TransAlta Corporation. Mrs. Farrell became President and Chief Executive Officer of TransAlta Corporation on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009.

Mrs. Farrell has over 30 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation. From 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro. From 2006 to 2007, she served as BC Hydro's Executive Vice-President Engineering, Aboriginal Relations and Generation.

Mrs. Farrell sits on the board of directors of The Chemours Company, a NYSE-listed chemical company, The Conference Board of Canada and the Business Council of Canada. Her past boards include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

Mrs. Farrell holds a Bachelor of Commerce with a major in Finance and a Masters degree in Economics from the University of Calgary. She has also attended the Advanced Management Program at Harvard University.

As the President and Chief Executive Officer of the Company, Mrs. Farrell has responsibility for the overall stewardship of TransAlta, including providing strategic leadership to the Company. She has proven herself to be a strong leader that is capable of transforming TransAlta into Canada's leading clean energy company. Accordingly, the Board recommends that Shareholders vote FOR Mrs. Farrell's re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Board of Directors	7 of 7	100%	100%	N/A

Securities Held as at December 31 of respective year					
Year	Common Shares[5]	Share Units[6]	Total	Market Value [3]	Share Ownership Requirement[7]
2018	142,082	659,932	802,014	$5,285,272	
2017	135,264	647,739	783,003	$5,927,335	Meets
2016	135,262	505,764	641,026	$4,711,535	

Other Public Board Directorships and Committee Memberships	
Company	Committee
The Chemours Company	Compensation; Nominating & Governance

Public Board Interlocks
None

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders			
Votes For	Percentage	Votes Withheld	Percentage
133,862,685	95.26%	6,654,159	4.74%

38 | TransAlta Corporation 2019 Management Proxy Circular

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ROBERT C. FLEXON



New Nominee to the Board
Age: 60
Texas, USA

Independent

Top Four Relevant Competencies:

- Accounting, Finance and Tax
- Electric Energy
- Risk Management
- M&A / Organizational Change

Corporate Director. Robert C. Flexon is the former President and Chief Executive Officer of Dynegy Inc. from 2011 until its acquisition by Vistra Energy Corp. in April 2018. Dynegy Inc. was a U.S. independent power producer engaged in the operation of power generating facilities and listed on the NYSE. Prior to joining Dynegy, Mr. Flexon served as the Chief Financial Officer of UGI Corporation, a distributor and marketer of energy products and services. In 2009, he served as President and CEO of Foster Wheeler's U.S. subsidiary and then he served as Chief Executive Officer of Foster Wheeler, a global engineering and construction contractor and power equipment supplier. Mr. Flexon has also held executive positions at NRG Energy, Inc. and has held key finance and accounting positions with Hercules, Inc. and Atlantic Richfield Company. Mr. Flexon serves on the Board of Directors of Capstone Turbine Corporation and Charah Solutions, Inc.

Mr. Flexon holds a Bachelor of Science degree in Accounting from Villanova University. He also serves on the board of Genesys Works-Houston, an organization that transforms the lives of disadvantaged high school students through meaningful work experiences.

Mr. Flexon's extensive leadership accomplishments, capital markets expertise, and experience leading independent power producers will make Mr. Flexon a valued contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Flexon's election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Mr. Flexon is a new nominee to the Board.				

Securities Held as at December 31 of respective year					
Year	Common Shares	Deferred Share Units	Total	Market Value	Share Ownership Requirement
Mr. Flexon is a new nominee to the Board.					

Other Public Board Directorships and Committee Memberships	
Company	Committee/Directorship
Capstone Turbine Corporation	Audit Committee; Compensation Committee
Charah Solutions, Inc.	Audit Committee; Compensation Committee

Public Board Interlocks
None

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders			
Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

TransAlta Corporation 2019 Management Proxy Circular | 39


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ALAN J. FOHRER



Age: 68
California, U.S.A.
Director Since: 2013

Independent

Top Four Relevant Competencies:

- Accounting, Finance and Tax
- Engineering and Technical
- Electric Energy
- International Operations

Corporate Director. Mr. Fohrer is the former Chairman and Chief Executive Officer of Southern California Edison Company ("SCE"), a subsidiary of Edison International ("Edison") one of the largest electric utilities in the United States. He was elected Chief Executive Officer in 2002 and Chairman in 2007. In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy ("EME"), a subsidiary of Edison that owns and operates independent power facilities. During his tenure at EME, Mr. Fohrer restructured a number of international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President and Chief Financial Officer of both Edison and SCE from 1995 to 1999. After 37 years with Edison, Mr. Fohrer retired in December 2010.

Mr. Fohrer currently sits on the boards of PNM Resources, Inc., a publicly held energy holding company, and Blue Shield of California, a non-profit health insurance provider. He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Chair of the California Science Centre Foundation.

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., Osmose Utilities Services, Inc., MWH, Inc. and Synagro, a private waste management company.

Mr. Fohrer holds a Masters of Science in civil engineering from the University of Southern California, Los Angeles, as well as a Masters of Business Administration from California State University in Los Angeles.

Mr. Fohrer brings to the Company and the Board experience in accounting, finance and the power industry from both a regulated and deregulated market perspective. He also provided effective leadership in his role as the Chair of the Audit and Risk Committee until April 19, 2018. Accordingly, the Board recommends that Shareholders vote FOR Mr. Fohrer's re-election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Board of Directors	7 of 7	100%	100%	$226,958[8]
Audit and Risk Committee	7 of 7	100%		
Human Resources Committee	3 of 3	100%		

Securities Held as at December 31 of respective year					
Year	Common Shares	Deferred Share Units	Total	Market Value [3]	Share Ownership Requirement [4]
2018	6,398	81,076	87,474	$576,453	
2017	6,398	64,625	71,023	$537,644	Meets
2016	6,398	49,512	55,910	$410,939	

Other Public Board Directorships and Committee Memberships	
Company	Committee
PNM Resources, Inc.	Audit and Ethics; Chair of Compensation and Human Resources

Public Board Interlocks
None

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting			
Votes For	Percentage	Votes Withheld	Percentage
133,876,088	95.27%	6,640,756	4.73%

40 | TransAlta Corporation 2019 Management Proxy Circular

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AMBASSADOR GORDON D. GIFFIN



Age: 69
Georgia, U.S.A.
Director Since: 2002
Board Chair Since: 2011

Independent

Top Four Relevant Competencies:

- Government Affairs
- Legal & Regulatory
- Electric Energy
- International Operations

Lawyer and Senior Partner, Dentons (law firm). Ambassador Giffin is a Senior Partner of the law firm of Dentons (formerly McKenna Long & Aldridge LLP), where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions related to trade, energy and public policy. He has been engaged in the practice of law and/or government service for more than 40 years. He served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy from August 1997 to April 2001. Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.

Ambassador Giffin has spent three decades as an attorney in the energy industry as an advisor, trying multiple energy regulatory cases before state and federal tribunals and courts, and handling transactions including mergers and acquisitions. During a decade in public service, he was a senior attorney and advisor in the United States Senate where, among other matters, he worked on major energy public policy initiatives. During his four years as United States Ambassador to Canada, his responsibilities included the entire array of policy matters in the Canada-U.S. context including energy policy. He has substantial experience in dealing with issues at the intersection of industry and public policy. Since leaving public office, he resumed his continental law practice and remains actively engaged in public policy initiatives and international affairs through membership in the Council on Foreign Relations and the Trilateral Commission. Ambassador Giffin holds a Bachelor of Arts from Duke University (Durham, NC) and a Juris Doctorate from Emory University School of Law (Atlanta, GA). Ambassador Giffin brings to the Company and the Board experience in law, regulatory and governmental affairs. As Chair of the Board, Ambassador Giffin has aptly led the Board and the Company through challenging regulatory environments. Accordingly, the Board recommends that Shareholders vote FOR Ambassador Giffin's re-election to the Board. In 2018, Ambassador Giffin also indicated to the Board that he intends to retire as a director and as Board Chair in 2020.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Board of Directors	7 of 7	100%	100%	$439,370[8]

Securities Held as at December 31 of respective year					
Year	Common Shares [9]	Deferred Share Units	Total	Market Value [3]	Share Ownership Requirement [4]
2018	148,972	23,845	172,817	$1,138,864	
2017	119,917	23,311	143,228	$1,084,236	Meets
2016	87,141	22,830	109,971	$808,287	

Other Public Board Directorships and Committee Memberships	
Company	Committee
Canadian National Railway Company	Corporate Governance and Nominating; Environment, Safety and Security; Strategic Planning; Pension and Investment
Canadian Natural Resources Limited	Lead Director; Audit; Nominating and Corporate Governance (Chair)

Public Board Interlocks		
None[10]		

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders			
Votes For	Percentage	Votes Withheld	Percentage
132,761,866	94.48%	7,754,978	5.52%

TransAlta Corporation 2019 Management Proxy Circular | 41

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HARRY GOLDGUT



New Nominee To the Board
Age: 63
Ontario, Canada

Independent

Top Four Relevant Competencies:

- Legal & Regulatory
- M&A and Organizational change
- Government Affairs
- Electric Energy / Utility

Vice Chair, Brookfield Asset Management Inc. Mr. Goldgut is Vice Chair of Brookfield's Renewable Group and Brookfield's Infrastructure Group and provides strategic advice related to Brookfield's open-end Infrastructure Fund. Mr. Goldgut was the CEO or Co-CEO and Chairman of Brookfield Renewable Power Inc., from 2000 to 2008, and thereafter, until 2015, he was Chairman of Brookfield's Power and Utilities Group. From 2015 to 2018, he served as Executive Chairman of Brookfield's Infrastructure and Power Groups. Mr. Goldgut joined Brookfield in 1997 and led the expansion of Brookfield's renewable power and utilities operations. He has had primary responsibility for strategic initiatives, acquisitions and senior regulatory relationships. He was responsible for the acquisition of the majority of Brookfield's renewable power assets. Mr. Goldgut also played a role in the restructuring of the electricity industry in Ontario as a member of several governmental committees, including the Electricity Market Design Committee, the Minister of Energy's Advisory Committee, the Clean Energy Task Force, the Ontario Energy Board (OEB) Chair's Advisory Roundtable and the Ontario Independent Electricity Operator (IESO) CEO Roundtable on Market Renewal.

Mr. Goldgut also serves on the Boards of Directors of: Terraform Power, Inc. an owner and operator of a renewable power portfolio in North America and Western Europe, where he acts as Chair of the Nominating and Governance Committee; Isagen S.A. ESP, the third largest power generation company in Colombia; and the Princess Margaret Cancer Foundation. Mr. Goldgut attended the University of Toronto and holds an LL.B from York University's Osgoode Hall Law School.

Mr. Goldgut brings to the Company and the Board extensive experience in regulatory and government affairs, as well as experience in acquiring and operating renewable energy assets. Mr. Goldgut's background in acquiring and developing Brookfield's extensive global, renewable energy and utilities portfolio make him an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Goldgut's election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Mr. Goldgut is a new nominee to the Board.				

Securities Held as at December 31 of respective year					
Year	Common Shares	Deferred Share Units	Total	Market Value	Share Ownership Requirement
Mr. Goldgut is a new nominee to the Board.					

Other Public Board Directorships and Committee Memberships	
Company	Committee
Terraform Power, Inc.	Nominating and Governance Committee (Chair)

Public Board Interlocks		
Terraform Power, Inc.	Richard Legault	

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders			
Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

42 | TransAlta Corporation 2019 Management Proxy Circular

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RICHARD LEGAULT



New Nominee to the Board
Age: 59
Québec, Canada

Independent

Top Four Relevant Competencies:

- Accounting, Finance and Tax
- Electric Energy / Utilities
- International Operations
- M&A / Organizational Change

Vice Chair, Brookfield Asset Management. Mr. Legault is Vice Chair of Brookfield's Renewable Group. Prior to his current role, Mr. Legault served as Chief Executive Officer of Brookfield Renewable Partners from 1999 to August 2015, during which time he led the growth of Brookfield's renewable power operations globally, helping to make Brookfield Renewable one of the world's largest publicly traded, pure play renewable power portfolios. From 2015 to 2018, he served as Executive Chairman of the Brookfield Renewable Group. Mr. Legault was Chief Financial Officer of Brookfield Asset Management from 2000 to 2001, prior to which he held several senior positions in operations, finance, and corporate development with Brookfield's forest products operations. Serving at Brookfield for over 28 years, Mr. Legault has been described as instrumental in developing Brookfield's renewable business, which is well-established in North America, South America and Europe.

Mr. Legault also serves on the Boards of Directors of Isagen S.A. ESP, the third-largest power generation company in Colombia; Terraform Power, Inc., an owner and operator of a renewable power portfolio in North America and Western Europe; and Westinghouse Corporation, one of the largest nuclear technology and services companies globally, and serves as chair of its Risk Committee.

Mr. Legault received a Bachelor of Accounting from the Université du Québec in Hull and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Mr. Legault brings to the Company and the Board considerable experience in leadership, finance, energy / utilities and organizational change. His wealth of knowledge in the renewable energy sector and his role with Brookfield, our long-term Shareholder, make him an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Legault's election to the Board.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Mr. Legault is a new nominee to the Board.				

Securities Held as at December 31 of respective year					
Year	Common Shares	Deferred Share Units	Total	Market Value	Share Ownership Requirement
Mr. Legault is a new nominee to the Board.					

Other Public Board Directorships and Committee Memberships	
Company	Committee/Directorship
Terraform Power, Inc.	-

Public Board Interlocks	
Terraform Power, Inc.	Harry Goldgut

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders			
Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

TransAlta Corporation 2019 Management Proxy Circular | 43

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YAKOUT MANSOUR



Age: 71
California, U.S.A.
Director Since: 2011

Independent

Top Four Relevant Competencies:

- Engineering and Technical
- HR / Compensation
- Electric Energy
- Environment / Climate Change

Corporate Director. Mr. Mansour has over 40 years of experience as both a professional engineer and executive in the electric utility business in Canada, the United States, and abroad. He retired as President and Chief Executive Officer of the California Independent System Operator Corporation ("CAISO") in 2011, a position he had held since 2005. CAISO is responsible for operating and controlling 80% of the California electric grid, designing and operating the California electricity market, and for settlements of over $8 billion annually. Under Mr. Mansour's leadership, the California market structure was completely redesigned, and CAISO established the market and technical foundation to accommodate one of the most aggressive renewable portfolio standards in the world. Prior to that, Mr. Mansour served in senior executive roles at BC Hydro and British Columbia Transmission Corporation where he was responsible for Operation, Asset Management, and Inter-Utility Affairs of the electric grid. In 2009, Mr. Mansour was named to the U.S. Department of Energy Electricity Advisory Committee as a Vice Chair. He also served on the various committees of the North American Electric Reliability Corporation and its predecessor organization, CEGRE, the Transmission Council of the Canadian Electric Association, and the Board of Directors of the Electric Power Research Institute.

A professional engineer and a Fellow of the Institute of Electrical and Electronics Engineers, Mr. Mansour has authored and co-authored numerous publications. He is recognized internationally in the field of power engineering and received several distinguished awards for his contributions to the industry. Mr. Mansour holds a Bachelor of Science in electrical engineering from the University of Alexandria (Alexandria, Egypt) and a Masters of Science from the University of Calgary (Calgary, AB). Mr. Mansour brings to the Company and the Board decades of experience in generation, transmission and energy competitive markets in both a regulated and deregulated market environment. His technical and operational expertise provide an important diversity of thought and perspective to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Mansour's re-election to the Board.

Board/Committee Membership[11]	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Board of Directors	7 of 7	100%	100%	$217,071 [8]
Audit and Risk Committee	2 of 2	100%		
Human Resources	4 of 4	100%		
Governance, Safety and Sustainability Committee	4 of 4	100%		

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Units	Share	Total	Market Value [3]	Share Ownership Requirement [4]
2018	5,231	86,526		91,757	$604,678	
2017	5,231	69,953		75,184	$569,143	Meets
2016	5,231	54,730		59,961	$440,713	

Other Public Board Directorships and Committee Memberships

None

Public Board Interlocks

None

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
133,842,136	95.25%	6,674,708	4.75%

44 | TransAlta Corporation 2019 Management Proxy Circular


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GEORGIA R. NELSON



Age: 69
Washington, U.S.A.
Director Since: 2014

Independent

Top Four Relevant Competencies:

- Engineering and Technical
- HR / Compliance
- Electric Energy
- Environment / Climate Change

President and Chief Executive Officer of PTI Resources, LLC. At TransAlta, Ms. Nelson is the Chair of the Human Resources Committee of the Board. Ms. Nelson is President and Chief Executive Officer of PTI Resources, LLC, an independent consulting firm established in 2005. Ms. Nelson has had a 35-year career in the power generation industry, serving in various senior executive capacities for Edison International and its subsidiaries between 1971 and 2005. She was President of Midwest Generation Edison Mission Energy (EME), an independent power producer, from 1999 to her retirement in 2005 and General Manager of EME Americas, from 2002 to 2005. Ms. Nelson has extensive experience in international business negotiations, environmental policy matters and human resources.

Ms. Nelson is currently a director of Cummins Inc., Ball Corporation, and Sims Metal Management Ltd. She was a director of CH2MHILL Corporation, a privately held company, until December 2017. Ms. Nelson is a past director of Nicor, Inc. Ms. Nelson was a member of the Executive Committee of the National Coal Council from 2000 to 2015 and served as Chair from 2006 to 2008. She serves on the advisory committee of the Center for Executive Women at Northwestern University. Ms. Nelson was named to the 2012 National Association of Corporate Directors ("NACO") Directorship 100. She is an NACO Board Fellow. Ms. Nelson holds a Bachelor of Science from Pepperdine University and a Masters of Business Administration from the University of Southern California. Ms. Nelson brings to the Company and the Board specialized knowledge in the energy, independent power and coal and mining industries, as well as human resources management / compensation and engineering and technical expertise. As Chair of the Human Resources Committee of the Board, Ms. Nelson leads the Committee in effective decision-making. Accordingly, the Board recommends that Shareholders vote FOR Ms. Nelson's re-election to the Board.

Board/Committee Membership[12]	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Board of Directors	7 of 7	100%	100%	$249,762 [8]
Human Resources Committee	7 of 7	100%		
Governance, Safety and Sustainability Committee	2 of 2	100%		

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Units	Share	Total	Market Value [3]	Share Ownership Requirement [4]
2018	5,000	78,387		83,387	$549,520	
2017	0	61,997		61,997	$469,317	Meets
2016	0	46,938		46,938	$344,994	

Other Public Board Directorships and Committee Memberships

Company	Committee
Ball Corporation	Human Resources; Nominating / Corporate Governance
Cummins, Inc.	Audit; Compensation, Governance and Nominating
Sims Metal Management Ltd.	Risk; Remuneration and Audit

Public Board Interlocks

None

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
126,143,038	89.77%	14,373,806	10.23%

TransAlta Corporation 2019 Management Proxy Circular | 45


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BEVERLEE F. PARK [1]



Age: 57
British Columbia, Canada
Director Since: 2015

Independent

Top Four Relevant Competencies:

- Accounting, Finance and Tax
- HR / Compensation
- Environment / Climate Change
- M&A / Organizational Change

Corporate Director. Ms. Park is the Chair of the Audit and Risk Committee of the Board as of April 19, 2018. Ms. Park is currently a director of Teekay LNG Partners, a NYSE-listed public company, where she chairs both the Audit Committee and Conflicts Committee. Teekay LNG Partners is one the world's largest independent owners of LNG and LPG carriers. She is also a director of SSR Mining Inc. (TSX/NASDAQ-listed), a public mining company, focused on the operation, development, exploration and acquisition of precious metals projects in North and South America. Ms. Park was a member of the Board of Governors at the University of British Columbia until June 30, 2018. In addition, until October 2018 she was a director of InTransit BC, a privately held light rapid transit company where she chaired the Audit Committee. Ms. Park was previously a director of the BC Transmission Corporation, where she also chaired the Audit Committee. Ms. Park has executive and board experience in a range of industries, including electricity transmission, forest products, shipping, mining, transportation and real estate. Ms. Park spent 17 years of her career with TimberWest Forest Corp. where she was most recently Chief Operations Officer until her retirement in 2013. During that time, she also held the roles of Interim Chief Executive Officer, President of the real estate division (Couverdon Real Estate) and Executive Vice President and Chief Financial Officer.
Ms. Park holds a Bachelor of Commerce with distinction from McGill University (Montreal, QB), a Masters of Business Administration from the Simon Fraser University Executive program and is also a Fellow of the Chartered Professional Accountants (FCPA) and Fellow of the Institute of Chartered Accountants (FCA) of British Columbia. Ms. Park brings to the Company and to the Board over 30 years of experience in finance and accounting as well as senior leadership experience in organizational change. Ms. Park's extensive experience delivering shareholder value together with her strong financial expertise has made her a valuable contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Park's re-election to the Board.

Board/Committee Membership [13]	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Board of Directors	7 of 7	100%	100%	$183,376
Audit and Risk Committee	7 of 7	100%		
Governance, Safety and Sustainability Committee	2 of 2	100%		
Human Resources Committee	3 of 3	100%		

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value[3]	Share Ownership Requirement [4]
2018	18,739	68,518	87,257	$575,023	
2017	18,739	44,602	63,341	$479,491	Meets
2016	18,739	22,348	41,087	$301,989	

Other Public Board Directorships and Committee Memberships

Company	Committee
SSR Mining Inc.	Audit; Safety and Sustainability; Compensation
Teekay LNG Partners	Audit (Chair); Governance; Conflicts (Chair)

Public Board Interlocks

None

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
126,679,805	90.15%	13,837,039	9.85%

46 | TransAlta Corporation 2019 Management Proxy Circular

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BRYAN D. PINNEY [1][14]



Age: 66
Alberta, Canada
Director Since: 2018

Independent

Top Four Relevant Competencies:

- Accounting, Finance and Tax
- HR / Compensation
- Risk Management
- M&A / Organization Change

Corporate Director. Bryan Pinney is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services.

Mr. Pinney is currently the lead director for North American Energy Partners Inc. He is also a director on a Hong Kong-listed oil and gas company, Persta Resources Inc. Mr. Pinney was also the recent chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He is also a director on one private company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Mr. Pinney has over 30 years of experience serving many of Canada's largest corporations, primarily in energy and resources and construction. Mr. Pinney was a partner with Deloitte LLP between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007 and as National Managing Partner of Audit & Assurance from 2007 to 2011 and Vice-Chair until June 2015. Mr. Pinney was a past member of Deloitte LLP's Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte LLP, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.

Mr. Pinney's extensive leadership accomplishments, financial expertise, knowledge of regulatory and compliance matters and diverse range of industry experience make him an important contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Pinney's re-election to the Board.

Board/Committee Membership[14]	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2018
Board of Directors	5 of 5	100%	93.3%	$111,208
Human Resources Committee	4 of 5	80%		
Audit and Risk Committee	5 of 5	100%		

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value[3]	Share Ownership Requirement [4]
2018	10,000	15,988	25,988	$171,260	On track
2017	N/A	N/A	N/A	N/A	
2016	N/A	N/A	N/A	N/A	

Other Public Board Directorships and Committee Memberships

Company	Committee/Directorship
North American Energy Partners Inc.	Lead Director; Audit Committee (Chair); Human Resources and Compensation
Persta Resources Inc.	Audit Committee (Chair); Human Resources and Compensation

Public Board Interlocks

None

Prior Year's Voting Results: Voting Results of 2018 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
133,904,426	95.29%	6,612,418	4.71%

TransAlta Corporation 2019 Management Proxy Circular | 47

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Notes:

(1) The following nominee directors are Canadian residents: Rona Ambrose, John P. Dielwart, Dawn L. Farrell, Harry Goldgut, Richard Legault, Beverlee F. Park and Bryan D. Pinney.

(2) Ms. Ambrose was a member of the Audit and Risk Committee until April 19, 2018. Ms. Ambrose has been a member of the Governance, Safety and Sustainability Committee since April 20, 2018.

(3) The 2016 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2016 of $7.35; the 2017 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2017 of $7.57; and the 2018 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2018 of $6.59.

(4) As of December 31, 2018, the five-year minimum shareholding requirement for independent directors is three times the annual retainer (equivalent of six times annual cash retainer) for directors ($480,000) and the Chair of the Board ($990,000). See "Compensation – Report on Director Compensation – Share Ownership Requirements of Directors".

(5) As at December 31, 2018, Mrs. Farrell also owned 15,000 common shares of TransAlta Renewables Inc., a public company subsidiary of the Company.

(6) Mrs. Farrell's share units are comprised of eligible shares for purposes of the executive share ownership policy, which consists of common shares, Restricted Share Units ("RSU") and Officer Deferred Share Units ("ODSU") (as described under "Compensation Discussion and Analysis – Our Variable Compensation Program"). As at December 31, 2018, she held 248,806 RSUs and 411,126 ODSUs. In addition, as at December 31, 2018, Mrs. Farrell held 528,314 Performance Share Units ("PSU") and 912,799 options to acquire common shares. See "Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements".

(7) Mrs. Farrell is subject to the requirements of the executive share ownership policy, requiring that she own and hold five times her base salary, which she has met. See "Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements".

(8) The compensation payable to Mr. Fohrer, Ambassador Giffin, Mr. Mansour and Ms. Nelson is converted to U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter. The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using the exchange rate on the 13th day of the last month of each compensation quarter.

(9) As at December 31, 2018, Ambassador Giffin also owned 7,500 common shares of TransAlta Renewables Inc., a public company subsidiary of the Company.

(10) Ambassador Giffin and Mr. Tim Faithfull both sat on the Board of Directors of Canadian Natural Resources Limited. In 2018, Mr. Timothy Faithfull indicated to the Board that he intended to retire from the Board immediately following the Meeting, and would not be standing for re-election. See "Inter-locking Directorships" below for further details regarding TransAlta's approach to managing board interlocks.

(11) Mr. Mansour was a member of the Audit and Risk Committee until April 19, 2018 and became a member of the Human Resources Committee on April 20, 2018.

(12) Ms. Nelson was appointed to the Governance, Safety and Sustainability Committee on April 20, 2018.

(13) Ms. Park is the Chair of the Audit and Risk Committee and a member of the Governance, Safety and Sustainability Committee since April 20, 2018. Ms. Park was a member of the Human Resources Committee until April 19, 2018.

(14) Mr. Bryan Pinney was appointed to the Board, the Audit and Risk Committee and the Human Resources Committee on April 20, 2018.

The Board believes that the appointment of each of the 12 nominees to the Board is in the best interests of the Company and unanimously recommends a vote FOR each of the director nominees. Vote FOR the TransAlta director nominees on the BLUE Proxy today. Unless otherwise instructed, the persons designated in the BLUE Proxy intend to vote FOR the election of each of these nominees as directors.

Our Policy on Majority Voting

The Company's majority voting policy, which is contained in the General Governance Guidelines for the Board provides that, in an uncontested election of directors at an annual meeting of Shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting. If that is not the case, that director must immediately tender his or her resignation for consideration by the balance of the Board. Absent extenuating circumstances, it is expected that the Board will accept the resignation in a timeframe consistent with the interests of the

48 | TransAlta Corporation 2019 Management Proxy Circular

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Company and, in any event, within 90 days from the date of the relevant Shareholders' meeting. The Board will promptly disclose its decision, including the full reasons if the Board determines not to accept a resignation, in a press release and will also inform the TSX. See Appendix "B" to this Proxy Circular for further details regarding our policy on majority voting. Board Committees and Membership as at December 31, 2018 Sustainability ("ARC") ("HRC") [6] Independent Directors Rona H. Ambrose ¥ — John P. Dielwart ¥ Chair Timothy W. Faithfull ¥ ¥ Alan J. Fohrer Gordon D. Giffin (Board Chair) (1) ¥ ¥ Yakout Mansour ¥ ¥ Georgia R. Nelson ¥ Chair Beverlee F. Park ¨ Chair ¥ Bryan D. Pinney ¨ ¥ ¥ Management Director ± Not Independent Dawn L. Farrell(2) ¥ - Member ¨ - Designated Audit Committee Financial Expert Notes: (1) (2) Ambassador Giffin is the Chair of the Board and attends committee meetings, but is not a member of any committee. Mrs. Farrell is the President and CEO of TransAlta and as such is not a member of any committee. Director Meeting Attendance in 2018 Directors are expected to attend all regularly scheduled meetings of the Board and its committees. Aggregate attendance for our directors in 2018 is 99%. The attendance on an individual director basis is set out in the following table and under each director's personal biography in "Business of the Meeting ± Election of Directors ± Director Nominee Information". (6 Meetings) (1 Meeting) (7 Meetings) (4 Meetings) (8 Meetings) Attendance 6 of 7 4 of 4 - 16 of 18 (88%) - - - 7 of 7 (100%) - - - 7 of 7 (100%) 2 of 2 4 of 4 5 of 5 18 of 18 (100%) TransAlta Corporation 2019 Management Proxy Circular | 49 Board Committee Meetings Meetings NameRegularSpecialARCGSSCHRCTotal Ambrose(1)6 of 61 of 1 Dielwart(2)5 of 61 of 1 Faithfull(3)5 of 61 of 1 Farrell(4)6 of 61 of 1 Fohrer(5)6 of 61 of 1 Giffin(6)6 of 61 of 1 Jenkins(7)3 of 30 of 0 Mansour(8)6 of 61 of 1 Nelson(9)6 of 61 of 1 2 of 22 of 25 of 516 of 16(100%) 7 of 74 of 4-17 of 18( 94%) 7 of 7-5 of 519 of 19(100%) -2 of 23 of 38 of 8(100%) -2 of 28 of 817 of 17(100%) Committees [Number of Members] Audit and Risk Governance, Safety and Human Resources [5] ("GSSC")[5]

(6 Meetings) (1 Meeting) (7 Meetings) (4 Meetings) (8 Meetings) Attendance 5 of 5 4 of 5 15 of 16 (94%) Notes: (1) (2) (3) Ms. Ambrose was a member of the ARC until April 19, 2018. Ms. Ambrose was appointed to the GSSC on April 20, 2018. Mr. Dielwart is the Chair of the GSSC since April 20, 2018. In 2018, Mr. Timothy Faithfull indicated to the Board that he intended to retire from the Board immediately following the Meeting, and would not be standing for re-election. Mrs. Farrell is not a member of any standing committee of the Board; however, she attends committee meetings (excluding the in camera portion of the meeting). As Mrs. Farrell is not a member of any committees, her attendance is not recorded. Mr. Fohrer was the Chair of the ARC until April 19, 2018 and continues as a member of the ARC. He was appointed to the HRC on April 20, 2018. Ambassador Giffin is not a member of any standing committee of the Board; however, as Chair of the Board, he attends committee meetings. Mr. Jenkins ceased to be a member of the Board, the HRC and the GSSC on April 20, 2018. Mr. Mansour was a member of the ARC until April 19, 2018 and became a member of the HRC on April 20, 2018. Ms. Nelson was appointed to the GSSC on April 20, 2018. Mr. Pinney is a member of the Board, the ARC and the HRC since April 20, 2018. (4) (5) (6) (7) (8) (9) (10) Inter-locking Directorships The following table indicates which directors serve on the same boards and committees of another reporting issuer. The Board has not adopted specific guidelines limiting the number of board interlocks that can exist at any time. A board interlock occurs when two or more of TransAlta's directors also serve together as directors of another public company. Pursuant to the General Governance Guidelines for the Board (see Appendix "B"), when considering potential qualified candidates for nomination to the Board, and in annually evaluating each director's independence on the Board and individual contributions and performance, any board interlocks are taken into account to ensure they do not undermine the independence or effectiveness of our directors. The Board has determined that these inter-locking directorships do not adversely impact the independence or effectiveness of these directors on the Company's Board. We have no inter-locking relationships between compensation committee members and our President and Chief Executive Officer. Canadian Natural Resources Limited Gordon D. Giffin Timothy W. Faithfull(1) Richard Legault Audit; Nominating, Governance and Risk (Chair) Audit; Health, Safety, Asset Integrity and Environment None Terraform Power, Inc. Harry Goldgut Nominating and Governance Committee (Chair) Note: (1) In 2018, Mr. Timothy Faithfull indicated to the Board that he intended to retire from the Board immediately following the Meeting, and would not be standing for re-election. Board Tenure In order to support the continued renewal of skills, expertise and personal attributes, the Board undertakes a robust annual Board, Committee and individual director evaluation process. The Board reviews annually the size and composition of the Board and each of its Committees and addresses the succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience. The Board undertakes to 50 | TransAlta Corporation 2019 Management Proxy Circular The average tenure for our director nominees, including Messrs. Flexon, Legault and Goldgut is less than five years. CompanyDirectorCommittee Memberships Board Committee Meetings Meetings NameRegularSpecialARCGSSCHRCTotal Park6 of 61 of 1 Pinney(10)5 of 51 of 1 7 of 72 of 23 of 319 of 19(100%) Total60 of 6210 of 10 36 of 3720 of 2033 of 34159 of 163(98%)

ensure that the appropriate degree of experience and institutional knowledge is balanced with the regular introduction of fresh perspectives from new directors. Based on that review, the Board determined to recommend the appointment of each of Robert Flexon, Richard Legault and Harry Goldgut as a nominee to the Board. Assuming each new director nominee is elected at the Meeting, the average tenure for our director nominees will be 4.6 years. In the past five years, the Company has welcomed five new directors to the Board ± averaging one new director a year, not including Messrs. Flexon, Legault and Goldgut. These three recent Board members were identified and selected based on a diversity of criteria approved by the Board and having regard to the Company's established skills matrix and desired core competencies outlined below, including finance markets / capital literacy (evidenced by Robert Flexon, Alan Fohrer, Richard Legault, Beverlee Park and Bryan Pinney), energy and utilities / renewables sector expertise (evidenced by Robert Flexon, Alan Fohrer, Harry Goldgut, Richard Legault, Yakout Mansour and Georgia Nelson) and senior government and regulatory experience (evidenced by Rona Ambrose, Ambassador Gordon Giffin and Harry Goldgut). TransAlta does not impose term limits on its directors, but does maintain a retirement policy for directors. The Board regularly considers term limits, but currently believes that term limits are arbitrary mechanisms for removing directors and can lead to the loss of valuable skills necessary to maximize the Company's effective decision-making as experienced directors could be forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution to the Board, based on robust annual assessment processes. Under TransAlta's retirement policy set out in the General Governance Guidelines for the Board (see Appendix "B"), the Board has fixed a retirement age for directors at age 75, provided that the Board may, in its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the contributions, skills and experience of the director. The GSSC annually reviews the size and composition of the Board and addresses succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience, balanced with the need to maintain continuity of experience and knowledge on the Board. In 2018, Mr. Timothy Faithfull indicated to the Board that he intended to retire from the Board immediately following the Meeting, and would not be standing for re-election. In 2018, Ambassador Giffin also indicated to the Board that he intended to retire as a director and as Board Chair in 2020. The Company announced these retirement plans on January 25, 2019. Corporate Cease Trade Orders and Bankruptcies Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Ambassador Giffin was a director of Abitibi from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Québec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code. TransAlta Corporation 2019 Management Proxy Circular | 51

Mr. Flexon was President and Chief Executive Officer and a Director of Dynegy Inc., a power generating company that owns and operates a number of power stations in the U.S., from June 2011 to April 2018 when it was acquired by Vistra Energy Corp. Certain subsidiaries of Dynegy filed for bankruptcy in November 2011 under Chapter 11 of the U.S. Bankruptcy Code. Mr. Flexon was also on the Board of Directors of Westmoreland Coal Company. On October 8, 2018, Westmoreland Coal Company filed for Bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Mr. Flexon resigned from the Board of Westmoreland Coal Company effective March 15, 2019. Skills Matrix We maintain a skills matrix where each director indicates whether he or she has expertise and professional background in areas we think are essential for TransAlta, having regard to its strategies, plans, operations and stakeholders. The skills matrix is also used by the Board as part of its succession planning process, when identifying, selecting and nominating directors for appointment to the Board, and as part of evaluating the necessary skills, experiences and qualifications needed in order to maximize effective decision-making by the Board and its Committees. The table below lists the top four competencies possessed by each director nominee based on the Board's assessment. The Board believes the director nominees possess a diversity of skills and the appropriate mix of competencies needed for the Board to effectively carry out its mandate and oversee the execution of the Company's strategies. 52 | TransAlta Corporation 2019 Management Proxy Circular

Name	M / F	Location (Province / State)					Years On Board			Age			Top Four Relevant Competencies [(1)]										
		British Columbia	Alberta	Ontario	Québec	USA	0 to 5	6 to 10	11+	59 and under	60 to 69	70+	Accounting, Finance and Tax	Engineering and Technical	Government Affairs	Legal and Regulatory	HR / Compensation	Risk Management	Electric Energy / Utility	Technology / Telecommunications	International Operations	Environment / Climate Change	M&A / Organizational Change
Ambrose	F		•				•			•					•	•				•		•	
Dielwart	M		•				•				•			•		•						•	•
Farrell	F		•					•		•								•	•		•		•
Flexon	M					•	•				•		•					•	•				•
Fohrer	M					•		•			•		•	•					•		•		
Giffin	M					•			•		•				•	•			•		•		
Goldgut	M			•			•				•				•	•			•				•
Legault	M				•		•			•			•						•		•		•
Mansour	M					•		•				•		•			•		•			•	
Nelson	F					•	•				•			•			•		•			•	
Park	F	•					•			•			•				•					•	•
Pinney	M		•				•				•		•				•	•					•

Note:
(1) Definitions for the top relevant competencies are provided below:

- Accounting, Finance, Tax – The understanding of financial accounting and reporting, and corporate finance, as well as familiarity with internal financial/accounting controls and IFRS.
- Engineering and Technical – Knowledge of engineering principles and application of technical skills and expertise.
- Government Affairs – The understanding of government, diplomacy and public policy, internationally, federally or provincially.
- Legal and Regulatory – The understanding of legal principles and the workings of regulatory systems.
- HR / Compensation – The understanding of executive compensation, talent management/retention and succession planning.
- Risk Management – The understanding of internal risk controls, risk assessments and reporting.

TransAlta Corporation 2019 Management Proxy Circular | 53

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- Electric Energy / Utility – Knowledge of electric, utility and renewables operations, including the driving of continuous improvements and best-in-class operational standards.
- Technology / Telecommunications – Knowledge of relevant emerging technologies, including information and telecom technology, and knowledge of telecommunications or content, including strategic context, market competitors and business issues facing those industries.
- International Operations – Knowledge of major international operations and global strategy development.
- Environment / Climate Change – Knowledge of corporate responsibility practices and the constituents involved in sustainable development practices, including as it pertains to climate change.
- M&A / Organizational Change – competency in leading major organizational change and/or managing a significant merger or acquisition.

In addition to the top four competencies of each director detailed above, all director nominees are required to, and possess, the following attributes:

- **Strategic Oversight** – The ability to support the business and affairs of the Company through strategic stewardship and oversight, including by assisting with the establishment of key policies and standards for the Company (including policies for the assessment and management of its risks) and through the review and approval of the strategic plans of the Company.
- **Expertise** – Extensive professional experience with significant executive leadership accomplishments in business, government or the nonprofit sector relevant to the Company's business and industry, financial position and risk profile.
- **Ability to Influence** – Well developed listening, communicating and influencing skills so as to be able to actively participate in board discussions and debate.
- **Integrity** – Personal qualities of integrity and credibility.
- **Commitment** – The ability to devote the time, effort and energy necessary to serve effectively as a director of the Company.

In addition to the top four competencies of each director set forth above, the below table describes the experience and professional background of each director nominee. This below table is intended to emphasize how each director nominee acquired the competencies listed above.

Experience and Professional Background

Leadership Experience	Ambrose	Dielwart	Farrell	Flexon	Fohrer	Giffin	Goldgut	Legault	Mansour	Nelson	Park	Pinney
Experience as Chief Executive Officer of a large multi-national and complex organization		•	•	•	•	•	•	•	•			
Experience as Chief Financial Officer or Senior Executive of a large, multinational and complex organization		•	•	•	•			•	•	•	•	•
Experience as an Entrepreneur or Business Owner of a successful organization		•								•		
Experience as Professional Advisor (e.g. Lawyer or Accountant)				•		•	•	•				•
Experience as Senior Government Official	•					•	•					

54 | TransAlta Corporation 2019 Management Proxy Circular

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The GSSC may also consider other factors that it determines to be relevant in the context of individual nominees, the Board as a whole and its Committees, including the benefits of promoting diversity (including gender diversity), as discussed under "Governance – Board Characteristics – Diversity" on page 75.

2. FINANCIAL STATEMENTS

We will publish the Company's 2018 audited consolidated financial statements, including the related auditors' report and the related management's discussion and analysis, for the fiscal year ended December 31, 2018 before the Meeting. Copies will also be available at the Meeting. In addition, the full text of the 2018 Annual Report, audited consolidated annual financial statements and management's discussion and analysis in either English or French are available on our website at www.transalta.com/powering-investors/financial-and-annual_reports, under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3. RE-APPOINTMENT OF AUDITORS

At the Meeting, you will be asked to re-appoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders of the Company at remuneration to be fixed by the Board. Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have. Ernst & Young LLP has been our external auditors since 1947.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2018 and December 31, 2017, Ernst & Young LLP and its affiliates were paid $3,303,359 and $2,799,884 respectively, as detailed below: [(1)]

Ernst & Young LLP				
Year Ended December 31		2018		2017
Audit Fees	$	3,022,276	$	2,708,884
Audit-related fees		166,328		91,000
Tax fees		104,255		0
All other fees		10,500		0
Total	$	3,303,359	$	2,799,884

Note:
(1) The classification of fees is based on applicable Canadian securities laws and SEC definitions.

No other audit firms provided audit services in 2018 or 2017.

The nature of each category of fees is described below.

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but that are not included under *"Audit Fees"*.

Tax Fees

Tax fees are tax-related services for review of tax returns, assistance with questions on tax audits, and tax planning.

TransAlta Corporation 2019 Management Proxy Circular | 55

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All Other Fees

All other fees include products and services provided by the Company's auditor other than those services reported under *"Audit Fees"*, *"Audit-Related Fees"* and *"Tax Fees"*. This includes fees related to training services provided by the auditor.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. In May 2002, the ARC adopted a policy that prohibits TransAlta from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes Oxley Act. This policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.

The Board believes that the re-appointment of Ernst & Young LLP as auditors of the Company and authorizing the Board to fix the auditor's remuneration is in the best interests of the Company and unanimously recommends a vote FOR this resolution. Unless otherwise instructed, the persons designated in the BLUE Proxy intend to vote FOR the re-appointment of Ernst & Young LLP as auditors of the Company and to authorize the Board to fix the auditor's remuneration. Vote FOR the re-appointment of Ernst & Young LLP as auditors of the Company on the BLUE Proxy today.

4. RENEWAL OF SHAREHOLDER RIGHTS PLAN

TransAlta is party to a shareholder rights plan agreement, initially implemented on October 13, 1992, and last renewed at the Company's annual and special Shareholders meeting held on April 22, 2016, as amended and restated (the "Rights Plan"). The Rights Plan will expire as of the close of the Meeting unless Shareholders vote at the Meeting to continue its operation. At a meeting on February 25, 2019, the Board approved, subject to the approval of Shareholders, the continuation of the Rights Plan between the Company and AST Trust Company (Canada) (formerly CST Trust Company), as Rights Agent, with amendments to reflect changes to the take-over bid regime under Canadian securities legislation that were adopted on May 9, 2016, subsequent to the existing Rights Plan last being submitted to and approved by Shareholders (the "Amended and Restated Rights Plan"). The Amended and Restated Rights Plan also includes amendments to clarify certain provisions and to reflect current market practice for "new generation" rights plans, as well as amendments of a house-keeping nature. If the Shareholders approve the Rights Plan Resolution (as defined below), the Amended and Restated Rights Plan will continue in effect for an additional three years. For further details concerning the key changes proposed in the Amended and Restated Rights Plan, see "— Nature of Amendments – Existing Rights Plan vs. Amended and Restated Rights Plan" below.

The Board believes that the Amended and Restated Rights Plan preserves the fair treatment of Shareholders, is consistent with current "new generation" rights plans and Canadian corporate governance practices and addresses institutional investor guidelines. The Amended and Restated Rights Plan is not intended to prevent a take-over of the Company. The Amended and Restated Rights Plan is not being adopted in respect of any specific proposal to acquire control of the Company, nor is the Board currently aware of any pending or threatened take-over bid for the Company.

The full text of the Amended and Restated Rights Plan, together with a blackline showing all changes made as compared to the existing Rights Plan, is available on our website at www.transalta.com and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In the event of any conflict between the provisions thereof and this summary, the provisions of the Amended and Restated Rights Plan on SEDAR will govern. Capitalized terms used in this section "Renewal of Shareholder Rights Plan" but not otherwise defined have the meaning given to those terms in the Amended and Restated Rights Plan.

56 | TransAlta Corporation 2019 Management Proxy Circular

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Background and Reasons for the Amendments

In proposing the adoption of the Amended and Restated Rights Plan, the Board considered the existing legislative framework governing take-over bids in Canada. On May 9, 2016, subsequent to the existing Rights Plan last being submitted to and approved by Shareholders, the Canadian Securities Administrators adopted amendments to Canada's take-over bid regime (referred to as the "Amended Take-over Bid Rules"), which came into force in the form of National Instrument 62-104, Take-over Bids and Issuer Bids ("NI 62-104"). The Amended Take-over Bid Rules, among other things, lengthen the minimum deposit period of a non-exempt take-over bid to 105 days (from the previous 35 days), require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding shares that are subject to the bid, other than shares beneficially owned by a bidder and its joint actors, and require a 10 day extension of the deposit period under the bid after the minimum tender requirement is met. A target company has the ability to shorten the minimum deposit period to not less than 35 days, in which case the shortened deposit period will then apply to all concurrent take-over bids. As well, if the target company announces that it intends to effect an alternative transaction that could result in the acquisition of the target company or its business, the minimum deposit period for any concurrent take-over bid is automatically reduced to 35 days.

Before the Amended Take-over Bid Rules came into force, one of the main purposes of a rights plan was to give shareholders and the target board of directors more time to consider and respond to an unsolicited take-over bid than what was provided for under Canadian securities laws (60 days under a typical rights plan compared with 35 days under the then-existing securities laws). The Amended Take-over Bid Rules have addressed this concern with respect to timing. However, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of Shareholders, principally due to the fact that the Amended Take-over Bid Rules do not apply to exempt take-over bids. Specifically, the Board continues to believe that a rights plan is necessary to protect Shareholders from certain actions that could result in unequal treatment of Shareholders under Canadian securities laws, including the following:

- requiring the bid to be made to all Shareholders and protecting against so-called "creeping bids", being the accumulation of more than 20% of TransAlta's shares other than by way of a formal take-over bid, such as (i) purchases from a small group of Shareholders under private agreements at a limited premium to the market price not available to all Shareholders, (ii) the accumulation of TransAlta's shares over a stock exchange that could effectively block a take-over bid made to all Shareholders, (iii) acquiring control through the slow accumulation of shares over a stock exchange and without paying a control premium, or (iv) acquiring control through the purchase of TransAlta's shares in transactions outside of Canada that may not be subject to the Canadian take-over bid rules; and

- protecting against the use of so-called "hard" lock-up agreements by bidders, whereby existing Shareholders commit to tender their shares to a bidder's take-over bid and such commitment is either irrevocable or revocable but subject to preclusive termination conditions; such agreements could have the effect of deterring other potential bidders bringing forward competing bids particularly where the number of locked-up shares would make it difficult or unlikely for a competing bidder to achieve the 50% minimum tender requirement imposed by the Amended Take-over Bid Rules.

The Amended and Restated Rights Plan is designed to ensure that all Shareholders receive equal treatment by applying to all acquisitions of 20% or more of the Company's outstanding "Voting Shares" (being the Company's outstanding common shares and any other shares of the Company entitled to vote generally in the election of directors), except in limited circumstances including in Permitted Bids and Competing Permitted Bids (each discussed further below). In addition, the Amended and Restated Rights Plan requires bidders to structure lock-up agreements so as to provide locked-up Shareholders with reasonable flexibility to terminate such agreements in order to deposit their shares to a higher value bid or support another transaction offering greater value.

The Amended and Restated Rights Plan is therefore designed to encourage a potential acquiror who intends to make a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to meet certain minimum standards designed to promote the fair and equal treatment of all Shareholders, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Amended and Restated Rights Plan is not waived by the

TransAlta Corporation 2019 Management Proxy Circular | 57

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Board, the Rights issued to Shareholders under the Amended and Restated Rights Plan will entitle the holders thereof, other than the acquiror and certain related parties, to purchase additional shares at a significant discount to market, thus exposing the person acquiring 20% or more of the shares to substantial dilution of its holdings. Based on these considerations, the Board has determined that it is advisable and in the best interests of the Company to continue the operation of the Rights Plan, substantially in the form and on the terms of the Amended and Restated Rights Plan, subject to Shareholders approving the Amended and Restated Rights Plan at the Meeting. In recommending the approval of the Amended and Restated Rights Plan, it is not the intention of the Board to preclude a bid for control of the Company or to secure the continuance of the directors or management of the Company. The Amended and Restated Rights Plan allows Shareholders to tender their shares to a take-over bid as long as it meets the criteria for a Permitted Bid or Competing Permitted Bid, as the case may be. The Amended and Restated Rights Plan is consistent with the Amended Take-over Bid Rules, as well as current market practices for "new generation" rights plans. The Amended and Restated Rights Plan also takes into account and addresses the guidelines of institutional investors and proxy advisory firms with respect to shareholder rights plans. The TSX has conditionally accepted notice of filing of the Amended and Restated Rights Plan subject to, among other things, it being ratified and approved by the Shareholders at the Meeting. If Shareholders do not ratify, confirm and approve the Amended and Restated Rights Plan at the Meeting, then the existing Rights Plan will automatically terminate and Shareholders will not have the protection of any shareholder rights plan. The Amended and Restated Rights Plan contains many of the same terms and conditions as the Rights Plan, with amendments made to reflect the Amended Take-over Bid Rules, to clarify certain provisions and to reflect current market practice for "new generation" rights plans, as well as amendments of a clarifying or house-keeping nature. Nature of Amendments ± Existing Rights Plan vs. Amended and Restated Rights Plan The following summary describes the key changes to the existing Rights Plan that are proposed in the Amended and Restated Rights Plan and highlights certain of the "new generation" features of the Amended and Restated Rights Plan. Requirements for "Permitted Bids" and "Competing Permitted Bids" Under the existing Rights Plan, for a take-over bid to constitute a Permitted Bid that does not trigger the existing Rights Plan, it is required, among other things, to be open for at least 60 days. In order to align the existing Rights Plan with th e Amended Take-over Bid Rules, the Amended and Restated Rights Plan provides that a "Permitted Bid" is any non-exempt take-over bid (i.e., a take-over bid made by way of take-over bid circular to all Shareholders) made in accordance with NI-62-104 and other applicable Canadian securities laws (as discussed more fully below). As a result of the Amended Take-Over Bid Rules, such a take-over bid will generally be required by law to remain open for at least 105 days (subject to certain cases when the bid period may be reduced). Similarly, the definition of "Competing Permitted Bid" has been amended to align with the Amended Take-over Bid Rules. In addition, ancillary changes were made to the definitions of "Permitted Bid" and "Competing Permitted Bid" to ensure alignment with the features of the Amended Take-Over Bids Rules relating to the 50% minimum tender requirement and the mandatory 10-day extension following satisfaction of the minimum tender requirement. 58 | TransAlta Corporation 2019 Management Proxy Circular The Board believes that the Amended and Restated Rights Plan is in the best interests of the Company and unanimously recommends a vote FOR the approval of the Rights Plan Resolution. Unless otherwise instructed, the persons designated in the BLUE Proxy intend to vote FOR the approval of the Rights Plan Resolution. Vote FOR the approval of the Rights Plan Resolution on the BLUE Proxy today.

Other Amendments

In addition to the above amendments, other key changes to the existing Rights Plan that are reflected in the Amended and Restated Rights Plan include:

- Amending the definition of "Exempt Acquisition" to include an acquisition (i) pursuant to an amalgamation, plan of arrangement or similar transaction having the requisite Shareholder approval, or (ii) made as an intermediate step in a series of related transactions in connection with an acquisition by TransAlta or a subsidiary of TransAlta, provided that certain conditions are met, including that, in connection with the transaction, no person has become the Beneficial Owner (as discussed below) of 20% or more of the then outstanding Voting Shares;
- Amending the definition of "Exercise Price" (as discussed below) to be, per share: (i) until the Separation Time, an amount equal to three times the Market Price of TransAlta's common shares from time to time, and (ii) from and after the Separation Time, an amount equal to three times the Market Price of TransAlta's common shares as at the Separation Time, in each case subject to customary adjustment and anti-dilution provisions;
- Amending the definition of "Lock-up Agreement" (as discussed below) to, among other things, require that Shareholders that enter into Lock-up Agreements in respect of partial bids are permitted to terminate such Lock-up Agreements in order to tender to another bid or support another transaction that is offering, for at least the same consideration as the partial bid, to acquire a greater number of shares than under the partial bid, and otherwise to reflect customary features of permitted lock-up agreements that do not give rise to Beneficial Ownership under "new generation" rights plans;
- Adding a provision that allows the Board, with the prior consent of the holders of Voting Shares, to waive the application of the Amended and Restated Rights Plan to a Flip-in Event (as discussed below) that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid or inadvertence; and
- Amending the definition of "Expiration Time" (as discussed below) to provide that the Amended and Restated Rights Plan (and all outstanding Rights) shall terminate and be void and of no further force and effect from the earlier of (i) the termination of the Rights in accordance with the terms of the Amended and Restated Rights Plan; and (ii) the date of termination of the annual meeting of Shareholders to be held in 2022, and every third annual meeting of the Company thereafter, unless its continuation is reconfirmed by the requisite Shareholder approval; provided that, in the case of (ii), termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event that has been waived, or has been deemed to be waived, by the Board in accordance with the terms of the Amended and Restated Rights Plan) prior to the date upon which the plan would otherwise terminate following such annual meeting.

In addition to the above, ancillary amendments made to the Amended and Restated Rights Plan include: (i) adding a provision stating that, upon a redemption of Rights, the Company is not obliged to make a redemption payment to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights that it holds; (ii) clarifying that pension fund administrators, fund managers and certain persons established by statute are not Beneficial Owners of Voting Shares provided that they are, among other things, holding the Voting Shares in the ordinary course of their business; (iii) amending the definition of "Acquiring Person" (as discussed below) to permit a person to become the Beneficial Owner of 20% or more of the Voting Shares by way of a Convertible Security Acquisition without triggering the plan; (iv) amending the definition of "Separation Time" so that the Separation Time will occur 10 trading days (previously 8 trading days) following the earlier to occur of any of the prescribed events triggering the Separation Time; (v) further limiting the circumstances in which the Board may amend the Amended and Restated Rights Plan without Shareholder approval; (vi) replacing references to securities convertible, exercisable or exchangeable into Voting Shares with the term "Convertible Securities"; (vii) adding a provision confirming that the Amended and Restated Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and that the Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate; (viii) permitting the issuance and registration of Rights in book-entry form; and (ix) adding provisions dealing with the liability of the Rights Agent arising under the Amended and Restated Rights Plan, and compliance by the Rights Agent and the Company, as applicable, with anti-money laundering legislation and privacy laws.

TransAlta Corporation 2019 Management Proxy Circular | 59

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Summary of Principal Terms of Amended and Restated Rights Plan

The following is a summary of the Amended and Restated Rights Plan and is qualified in its entirety by reference to the full text of the Amended and Restated Rights Plan, which is available on our website at www.transalta.com and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, a paper copy can be obtained by contacting in writing the Corporate Secretary, TransAlta Corporation, Box 1900, Station "M", 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1; by telephone at 1 (800) 387-3598 in Canada or the U.S., or (403) 267-7110 in Calgary and outside of North America; by fax at (403) 267-2559; or by e mail at corporate_secretary@transalta.com.

Effective Date

The effective date of the Amended and Restated Rights Plan remains December 31, 1992 (the "Effective Date"). If approved by the Shareholders at the Meeting, the Amended and Restated Rights Plan will be entered into by the Company and the Rights Agent with effect immediately following approval by the Shareholders on the date of the Meeting, scheduled for April 16, 2019.

Term

The existing Rights Plan will automatically expire and terminate at the close of the Meeting unless Shareholders vote at the Meeting to continue its operation in the form of the Amended and Restated Rights Plan. If the Amended and Restated Rights Plan is not ratified and approved by a resolution passed by a majority of the votes cast by the Independent Shareholders (as discussed below) present in person, or represented by proxy, at the Meeting, then Shareholders will not have the protection of any shareholder rights plan. If the Amended and Restated Rights Plan is so ratified and approved, then the Amended and Restated Rights Plan must be reconfirmed by the requisite majority of Independent Shareholders represented in person or by proxy at every third annual meeting of the holders of TransAlta's common shares (for the purposes of this section "– Summary of Principal Terms of Amended and Restated Plan" only, the "Common Shares") following the Meeting. The Amended and Restated Rights Plan and the Rights will terminate at the close of business on the date of such third annual meeting if the Amended and Restated Rights Plan is not so reconfirmed or presented for reconfirmation at such meeting, unless terminated earlier in accordance with the terms of the plan (in either such case, the "Expiration Time"), provided that termination will not occur if a Flip-in Event has occurred, and has not been waived, prior to the date that the plan would otherwise have terminated.

Issue and Exercise of Rights

One right (a "Right") was issued and attached to each Common Share outstanding at 12:01 a.m. (Calgary time) (the "Record Time") on the Effective Date and automatically attaches to each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time.

The Rights are not exercisable prior to the Separation Time. After the Separation Time, each Right entitles the registered holder thereof to purchase from the Company one Common Share at an exercise price equal to three (3) times the Market Price of a Common Share determined as at the Separation Time, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). If a Flip-in Event occurs (as described below), each Right will be adjusted and, except as described under "Flip-in Event" below, will entitle the registered holder to receive from the Company, upon payment of the Exercise Price, Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

60 | TransAlta Corporation 2019 Management Proxy Circular


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Rights Certificates and Transferability Before the Separation Time, the Rights are evidenced by the certificates for the Common Shares (or by the book entry form registration for the associated Common Shares if issued in book entry form) and are transferable only together with, and will be transferred by a transfer of, the associated Common Shares and are not transferable separate from such shares. At the Separation Time, the Rights will separate from the associated Common Shares and, from and after such time, the Rights will be evidenced by separate Rights Certificates (or separate book entry registration) which will be transferable and trade separately from the shares. Separation Time The "Separation Time" is the close of business on the 10th trading day after the earliest to occur of: (i) the "Stock Acquisition Date", which is the first date of public announcement of facts indicating that a person has become an Acquiring Person, (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Company or a subsidiary thereof) to make a take-over bid (other than a Permitted Bid or a Competing Permitted Bid), and (iii) the date on which a Permitted Bid or Competing Permitted Bid fails to qualify as such. In any case, the Separation Time can be such later date determined by the Board. For purposes of the Amended and Restated Rights Plan, a "take-over bid" is an offer to acquire Voting Shares and/or Convertible Securities where the securities subject to the offer, together with the securities Beneficially Owned by the person making the take-over bid (the "Offeror"), constitute 20% or more of the Company's outstanding Voting Shares. Acquiring Person In general, an "Acquiring Person" is a person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of "Acquiring Person" are the Company and its subsidiaries and, generally, any person who becomes a Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more, or any combination of, (i) a Voting Share Reduction, (ii) a Permitted Bid Acquisition, (iii) an Exempt Acquisition, (iv) a Pro Rata Acquisition, or (v) a Convertible Security Acquisition. Also excluded from the definition of "Acquiring Person" are (i) underwriters or members of banking or selling groups acting in connection with a distribution of securities by way of a prospectus or private placement, and (ii) any person (a "Grandfathered Person") who was the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, unless such Grandfathered Person becomes, after the Record Time, the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, subject to certain exceptions. Beneficial Ownership In general, a person is a "Beneficial Owner" if such person or its affiliates or associates or any other person acting jointly or in concert: (i) owns the securities at law or equity; and (ii) has the right to acquire (immediately or within 60 days) the securities upon the exercise of any Convertible Securities or pursuant to an agreement, arrangement or understanding (other than a customary underwriting agreement or pledges of securities). However, in general, a person is not a Beneficial Owner under the Amended and Restated Rights Plan where: (i) the securities have been, or have been agreed to be pursuant to a Lock-up Agreement, deposited or tendered pursuant to a take-over bid made by the person, its affiliates, associates or joint actors, unless those securities have been taken up or paid for; (ii) such person (including a fund manager, trust company or pension fund administrator) is engaged in the management of investment funds for others and, generally, as long as that person: (A) holds those securities in the ordinary course of its business for the account of others; and (B is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or (iii) such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository. TransAlta Corporation 2019 Management Proxy Circular | 61

Permitted Lock-up Agreements Consistent with "new generation" rights plans (and the existing Rights Plan), under the Amended and Restated Rights Plan a bidder or other person will not be deemed to Beneficially Own a security because it has entered into a Lock-up Agreement with holders of Voting Shares and/or Convertible Securities. Generally, a "Lock-Up Agreement" is an agreement between a person and a holder of Voting Shares and/or Convertible Securities (the terms of which are publicly disclosed and a copy of which is made available to the public within the time frames set forth in the definition of Lock-up Agreement), pursuant to which the holder (a "Locked-up Person") agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the "Lock-up Bid") made or to be made by such person or any of its affiliates, associates or joint actors, and which permits the Locked-up Person to withdraw its Voting Shares and/or Convertible Securities in order to deposit or tender them to another take-over bid or support another transaction, provided that (i) the agreement permits the Locked-up Person to terminate its obligation to deposit securities to the Lock-up Bid in order to tender its securities to another take-over bid or to support another transaction having a greater value of consideration or consideration per security that exceeds the bid by a Specified Amount, and (ii) the agreement permits the Locked-up Person to terminate its obligation to deposit securities to the Lock-up Bid in order to tender its securities to another take-over bid or to support another transaction if the number of securities offered to be purchased under the competing bid or transaction is greater than the number of securities under the Lock-up Bid or is at least a specified percentage greater than those under the Lock-up Bid and the price per security under the competing offer is equal to or greater than the Lock-up Bid price. The Lock-Up Agreement must not provide for break-up fees or similar payments payable if the Locked-up Person fails to deposit its securities to the Lock-up Bid in order to accept or support a competing transaction, which exceed the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and (ii) one-half of the increased value that is offered under the competing offer. A Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the bidder an opportunity to match the price, value or number in a competing take-over bid or transaction (or other similar limitation on a shareholder's right to withdraw its securities from the agreement), so long as the limitation does not preclude the exercise by the shareholder of its right to withdraw securities in sufficient time to tender to the competing take-over bid or to support the other transaction. Flip-in Event Subject to certain exceptions, a "Flip-in Event" occurs when an Acquiring Person becomes the Beneficial Owner of 20% or more of the Voting Shares. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs (see "Redemption, Waiver and Termination" below), effective at the close of business on the 10th trading day after the Stock Acquisition Date, each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or certain of its related parties or transferees, which Rights will become null and void), may be exercised to purchase from the Company, in accordance with the terms of the Amended and Restated Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, on payment of the Exercise Price (subject to customary anti-dilution adjustments set forth in the Amended and Restated Rights Plan). Permitted Bid and Competing Permitted Bid Requirements A take-over bid that qualifies as a Permitted Bid or Competing Permitted Bid will not trigger the exercise of the Rights. The requirements for a "Permitted Bid" include the following: 1. the take-over bid must be a formal (i.e., non-exempt) bid made to all holders of record of Voting Shares, other than the bidder; 62 | TransAlta Corporation 2019 Management Proxy Circular

2. the take-over bid contains irrevocable and unqualified conditions that no Voting Shares and/or Convertible Securities will be taken up or paid for: (i) prior to the close of business on the date which is not less than 105 days following the date of the take-over bid or such shorter minimum deposit period that a take-over bid (that is not exempt from any requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities, in the applicable circumstances at such time, pursuant to NI 62-104; and (ii) then only if, at the close of business on the date the Voting Shares and/or Convertible Securities are first taken up and/or paid for under such take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered to the take-over bid and not withdrawn; unless the take-over bid is withdrawn, securities deposited or tendered pursuant thereto may be withdrawn until taken up and paid for; and in the event that the deposit condition set forth in paragraph 2(ii) above is satisfied, the bidder will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 days from the date of such public announcement. 3. 4. A "Competing Permitted Bid" is a take-over bid that: 1. is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to its expiry or withdrawal; satisfies all the requirements of a Permitted Bid other than the requirement set forth in paragraph 2(i) of the requirements for a Permitted Bid set forth above; and contains an irrevocable and unqualified condition that no Voting Shares and/or Convertible Securities will be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits or tenders of securities pursuant to NI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid. 2. 3. "Independent Shareholders" means, generally, holders of Voting Shares other than any Acquiring Person, any Offeror, any affiliate, associate or joint actor of an Acquiring Person or Offeror, or any employee benefit plan, deferred profit sharing plan or similar plan or trust for the benefit of employees of the Company or its subsidiaries unless the beneficiaries of the plan or trust direct how Voting Shares will be voted and whether such shares will be tendered to a take-over bid. Redemption, Waiver and Termination The Board may, after having obtained the prior approval of the holders of Voting Shares or Rights, as applicable, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted for anti-dilution as provided in the Amended and Restated Rights Plan (the "Redemption Price"). The Board may waive the application of the Amended and Restated Rights Plan in respect of the occurrence of any Flip-in Event if the Board has determined within 10 trading days following a Stock Acquisition Date that a person became an Acquiring Person under the Amended and Restated Rights Plan by inadvertence and without any intention to become or knowledge that it would become an Acquiring Person, but the waiver must be on the condition that the Acquiring Person reduces its Beneficial Ownership of Voting Shares within 14 days after such determination by the Board, or such later date as the Board may determine, such that the person is no longer an Acquiring Person. If a person who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Amended and Restated Rights Plan consummates the acquisition of Voting Shares, the Board is deemed to have elected to redeem the Rights at the Redemption Price. The Board may, prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares (a "qualified bid"), waive the application of the Amended and Restated Rights Plan to such Flip-in Event upon prior written notice to the Rights Agent. However, if the Board waives the application of the plan for any such qualified bid, the Board is deemed to have waived the application of the plan in TransAlta Corporation 2019 Management Proxy Circular | 63

respect of any other Flip-in Event occurring by reason of any other qualified bid made prior to the expiry of any bid for which the waiver is, or is deemed to have been, granted. The Board may, with the prior consent of the holders of Voting Shares, waive the application of the Amended and Restated Rights Plan to a Flip-in Event at any time prior to the occurrence of such Flip-in Event, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to holders of Voting Shares and otherwise than by inadvertence. If the Board so waives the application of the plan, the Board must extend the Separation Time to a date at least 10 business days subsequent to the meeting of Shareholders called to approve such waiver. Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. In such event, the Amended and Restated Rights Plan will continue to apply as if the Separation Time had not occurred and one Right will remain attached to each Common Share as provided for in the Amended and Restated Rights Plan. If the Board is deemed to have elected or elects to redeem the Rights as described above, or where the approval of the holders of Voting Shares or Rights is required and obtained for such redemption, as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price. Within 10 business days of any such election or deemed election to redeem the Rights, or within 10 business days of the requisite approval of the holders of Voting Shares or Rights, as the case may be, the Company will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights. Upon a redemption of Rights, the Company is not obliged to make a redemption payment to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder. Supplements and Amendments TransAlta may, without the approval of the holders of Voting Shares or Rights, make amendments: (i) to correct clerical or typographical errors; and (ii) to maintain the validity and effectiveness of the Amended and Restated Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of Voting Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval. Prior to the Separation Time, TransAlta may, with the prior consent of holders of Voting Shares received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Amended and Restated Rights Plan and the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally. After the Separation Time, TransAlta may, with the prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Amended and Restated Rights Plan and the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally. Rights Agent The Amended and Restated Rights Plan contains customary provisions concerning the duties, liabilities, indemnification and replacement of the Rights Agent. Proposed Rights Plan Resolution At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying , confirming and approving the Amended and Restated Rights Plan, substantially in the form and on the terms of the Amended and Restated Rights Plan (the "Rights Plan Resolution"). In accordance with the Amended and Restated Rights Plan, the Rights Plan Resolution must be passed by a majority (e.g. 50% plus one) of the votes cast by the Independent 64 | TransAlta Corporation 2019 Management Proxy Circular

Shareholders present in person, or represented by proxy, at the Meeting. As described above, Independent Shareholders are all Shareholders other than, generally, an Acquiring Person or a person making a take-over bid for the Voting Shares and any affiliate or associate of, or any person acting jointly or in concert with, either of them. The Company is not aware of any Shareholder which is not an Independent Shareholder and therefore required to be excluded from such vote. The TSX requires that the Rights Plan Resolution be passed by a majority (e.g. 50% plus one) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The Rights Plan Resolution, as set forth bel ow, is subject to such amendments, variations or additions as may be approved at the Meeting: ''BE IT RESOLVED THAT: 1. the continuance, amendment and restatement of the Rights Plan, the terms and conditions of which are set out in the Amended and Restated Rights Plan to be dated on or about April 16, 2019 between the Company and AST Trust Company (Canada), as Rights Agent, as approved by the Board on February 25, 2019 and substantially as described in the Management Proxy Circular of the Company dated March 26, 2019, be and is hereby ratified, confirmed and approved without amendment; 2. the actions of the directors of the Company in adopting the Amended and Restated Rights Plan and in exercising and delivering the Amended and Restated Rights Plan be and are hereby ratified, confirmed and approved; and 3. any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person's opinion may be necessary or desirable for the purpose of giving effect to this resolution.'' Recommendation of the Board TransAlta Corporation 2019 Management Proxy Circular | 65 The Board believes that the Amended and Restated Rights Plan is in the best interests of the Company and unanimously recommends a vote FOR the approval of the Rights Plan Resolution. Unless otherwise instructed, the persons designated in the BLUE Proxy intend to vote FOR the approval of the Rights Plan Resolution. Vote FOR the approval of the Rights Plan Resolution on the BLUE Proxy today

5. ADVISORY VOTE ON EXECUTIVE COMPENSATION At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular. A detailed discussion of our approach to executive compensation follows in our Compensation Discussion and Analysis ("CD&A") beginning on page 103, which also includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs, the way performance is assessed and compensation decisions are made, and how our compensation policies and practices are designed to align pay with performance and our Company's strategies. Over the past couple of years, the HRC and the Board have carefully considered and continue to enhance our approach to executive compensation, to ensure alignment with Company performance, our strategic goals and the principles of pay-for-performance. As a result, in 2018, our "say-on-pay" vote was supported with the approval of 89.01% of those Shareholders present in person or by proxy at our 2018 annual and special Shareholders' meeting. We continue to make enhancements to our approach to executive compensation consistent with those principles, the details of which are set out in the letter to Shareholders and CD&A beginning on page 95 of this Proxy Circular. As our Shareholder, on a non-binding and advisory basis, you have the opportunity to vote "For" or "Against" our approach to executive compensation by considering and, if deemed advisable, approving the following resolution: "BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Company's Management Proxy Circular dated March 26, 2019 delivered in connection with the 2019 annual and special meeting of Shareholders of the Company." Since your vote is advisory, it will not be binding on the Board. However, the Board and, in particular, the HRC will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis. OTHER BUSINESS As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting. If there are changes or new business at the Meeting, your proxyholder can vote your common shares on these items as he or she sees fit. Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from Shareholders or proxyholders attending in person. 66 | TransAlta Corporation 2019 Management Proxy Circular The Board unanimously recommends a vote FOR our approach to executive compensation. Unless otherwise instructed, the persons designated in the BLUE Proxy intend to vote FOR the approval of the advisory resolution on executive compensation. Vote FOR the approval of the advisory resolution on our approach to executive compensation on the BLUE Proxy today.

GOVERNANCE

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions, and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders' interests with integrity, honesty and ethical conduct.

This section discusses TransAlta's corporate governance practices and provides information pertaining to our Board and its Committees.

OUR GOVERNANCE PRACTICES

TransAlta is listed on the TSX, under the trading symbol "TA", and the NYSE, under the trading symbol "TAC", and is subject to the governance regulations, rules and standards applicable under both exchanges. Our corporate governance practices meet the governance requirements of the TSX and the Canadian Securities Administrators, including:

- National Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*
- National Instrument 52-110, *Audit Committees*
- National Policy 58-201, *Corporate Governance Guidelines*
- National Instrument 58-101, *Disclosure of Corporate Governance Practices*

As a "foreign private issuer" under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements. The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers, which disclosure can be found in Appendix "A" to this Proxy Circular under the heading "New York Stock Exchange – Significant Differences in Corporate Governance Practices" and also on our website at www.transalta.com/about-us/governance/governance-guidelines. Our corporate governance practices also comply with applicable requirements enacted under SEC rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance.

The key elements of TransAlta's governance practices are:

- ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;
- establishing key policies and standards to provide a framework for how we conduct our business;
- retaining directors, other than our CEO, that are independent;
- having a Board with individuals that have a mix of diversity, skills, knowledge and experience, including the core competencies identified in our skills matrix to maximize the effectiveness of the Board and its Committees and oversight of the execution of our strategies;
- maximizing the effectiveness of the Board, its Committees and individual directors through annual evaluations and continuing education of our directors; and
- facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

OUR ETHICAL COMMITMENT

Codes of Conduct

One of our most valuable assets is our reputation. A strong commitment to ethical conduct is a basic element of our corporate governance. We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

- Corporate Code of Conduct, which applies to all employees, officers and consultants of TransAlta and its subsidiaries;

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- Supplier Code of Conduct, which applies to the Company's suppliers and vendors;
- Directors' Code of Business Conduct, which applies to our directors;
- Finance Code of Ethics, which applies to all financial employees of the Company; and
- Energy Trading Code of Conduct, which applies to all of our employees engaged in energy marketing.

Our codes of conduct outline the standards and expectations we have for our employees, officers, directors, consultants and suppliers with respect to the protection and proper use of our assets. The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct. Our Directors' Code of Business Conduct and Corporate Code of Conduct go beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principal business practices with which all directors and employees must comply. The Corporate Code of Conduct is to be attested annually and the result of this sign off is reported to the Board.

As part of the GSSC's ongoing consideration and assessment of the Company's corporate governance practices, and as part of our commitment to good corporate governance, on the recommendation of the GSSC, on February 25, 2019 the Company adopted a Supplier Code of Conduct that requires suppliers (and their employees and contractors) of goods and services to the Company to adhere to the Company's values, including as it pertains to health and safety, ethical business conduct and environmental leadership. Suppliers can report ethical or legal concerns related to the Supplier Code of Conduct via TransAlta's Ethics Help-Line. All concerns raised will be kept in confidence to the extent appropriate and permitted by law. Information will only be shared in circumstances where it is necessary to completely and fairly resolve the concern. The Ethics Help-Line can be reached at 1 (855) 374-3801 (Canada/US) and 1-800-3999276 (Australia) or via internet: http://transalta.ethicspoint.com. A complete copy of our Supplier Code of Conduct is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and is also available on our website at www.transalta.com/about-us/governance/.

Also as part of the GSSC's ongoing consideration and assessment of the Company's corporate governance practices, and as part of our commitment to good corporate governance, on the recommendation of the GSSC, the Directors' Code of Business Conduct was amended and restated by the Board on February 25, 2019 to incorporate additional guidance and principles to govern the performance of our directors' duties and to foster a culture of honesty, integrity and accountability, consistent with the applicable principles espoused in our Corporate Code of Conduct.

Among other enhancements, the Directors' Code of Business Conduct was enhanced to:

- expand the guidelines concerning potential conflict of interest situations and the directors' obligations when faced with an actual or potential conflict of interest;

- expand the principles of fair dealing, including when dealing with the Company's customers, business partners, suppliers, competitors, employees, contractors, governmental authorities, regulators, the general public and other stakeholders;

- enhance the provisions governing non-public, confidential, privileged or proprietary information to which directors may have access (including reiterating the requirement for compliance with the Company's Disclosure Policy and Insider Trading Policy);

- expressly articulate the Company's commitment to a respectful work environment, including adherence to domestic and internationally accepted labour standards and human rights applicable to our business;

- emphasize the Company's concerns about preserving the health and safety of its employees, consistent with the principles espoused in the Corporate Code of Conduct;

- address the recording and maintenance of Company books and records in accordance with applicable laws and the Company's records retention policies; and

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- outline the Company's commitment to social responsibility, including its efforts to be a good corporate citizen and enhance the communities in which we work and live.

A complete copy our amended Directors' Code of Business Conduct is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and is also available on our website at www.transalta.com/about-us/governance/directors-code-conduct.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, suppliers, traders and financial employees are available on our website at www.transalta.com/about-us/governance.

Handling Conflicts of Interest

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers, and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interests of the Company. Our policies provide that each director and executive officer must comply with the disclosure requirements of the CBCA regarding any interest in material contracts or material transactions, or proposed material contracts or proposed material transactions. If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board. In addition, the declaring director and executive officer may be requested to recuse himself or herself from the meeting when such matter is being discussed. In addition, under the amended Directors' Code of Business Conduct, Directors are more generally required to avoid any activity that could compromise, or appear to compromise, the performance of their duties and responsibilities or their objectivity and exercise of sound, ethical business judgment in the performance of their duties. Directors faced with an actual or potential conflict of interest, including those that may arise because of a director's (or a relative's) interests or relationships outside the Company may be asked to recuse himself or herself from any deliberations with respect to the matter.

Insider Trading

The Company maintains an insider trading policy ("Insider Trading Policy") and reporting guidelines which place restrictions on "insiders" and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company. Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:

- establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors. The blackouts are effective from the first day following the end of a quarter or fiscal year end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;
- publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;
- establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and
- requiring all reporting insiders to pre-clear securities trading transactions.

Whistleblower Procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct. Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations, violations of laws or Company policies or any other potentially material matters they wish to bring to the attention of our Board through the ARC. All submissions can be

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made directly to the Chair of the ARC by identifying the submission with "subject matter 003". Submissions can also be made anonymously or confidentially and may be made using our toll-free number or via our Ethics Help-Line at www.transalta.com/ethics-helpline. The Chair of the ARC is advised of all allegations relating to accounting, internal control accounting, auditing or financial matters and all other violations of our codes of conduct or applicable laws or other material matters. The ARC also receives quarterly reports of all reports submitted through our toll-free or online Ethics Help-Line or otherwise submitted directly to the ARC Chair citing "subject matter 003". Complaints are investigated by the Company's ethics investigations committee under the oversight of the ARC and the ARC receives a report at every quarterly committee meeting on all findings related to any material complaints or complaints relating to accounting or financial reporting or alleged breaches in internal controls over financial reporting. If the findings are urgent, they will be reported to the Chair of the ARC immediately.

THE BOARD'S MANDATE

The General Governance Guidelines

Our Board is responsible for the stewardship of the Company, overseeing the execution of the Company's strategies and establishing our key policies and standards, including policies for the assessment and management of our risks. The Board has adopted General Governance Guidelines for the Board to provide a framework for how we conduct our business and to help us meet our responsibilities. These guidelines include a general overview of the Board's role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board's major responsibilities, goals and duties. We believe that these practices benefit all stakeholders and form the building blocks for long-term success. These guidelines are reviewed annually by the GSSC and the Board to ensure they reflect the most appropriate governance standards for the Company. Our guidelines may be found in "Appendix "B" to this Proxy Circular and on our website at www.transalta.com/about-us/governance/governance-guidelines.

Board Relationships with Management

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business and affairs of the Company. Nevertheless, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. In addition to those matters which must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits. The Board retains responsibility for significant matters such as major changes to strategy or significant transactions, CEO succession planning, governance and organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

Terms of Reference for the Chair of the Board

The Board has also adopted terms of reference for the Chair setting out the Chair's responsibilities and duties. The Board Chair is required to be independent within the meaning of applicable corporate and securities laws. The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company's business and affairs. To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions, establishes the frequency of Board meetings, coordinates, in conjunction with the CEO, the Chief Legal and Compliance Officer and the Corporate Secretary, the agenda for the Board and Shareholder meetings, and works closely with each Committee Chair to establish agendas for each Committee meeting and ensure that each of the Committee's functions is effectively carried out. In addition to his or her role as a leader of the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters. A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/about-us/governance/board-committees.

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Committee Charters and Committee Chair Position Descriptions

The Board has delegated various responsibilities to three standing committees, which in turn regularly report and make recommendations (when applicable) to the full Board: Audit and Risk, Governance, Safety and Sustainability, and Human Resources. The Chair of each Committee, who is guided by a Committee Charter, is responsible for the organization of the Committee and fulfillment of its mandate, and works closely with the Board Chair to ensure the Committee's functions are effectively carried out. The Committee Charters, along with the individual Committee Chair position descriptions, are on our website at www.transalta.com/about-us/governance/board-committees.

Please see each Committee's report in this Proxy Circular for an overview of their principal functions and activities during 2018.

CEO Position Description

We also have a position description for our CEO which is reviewed annually by our CEO, the HRC and approved by the Board. A copy of the position description is available on our website at www.transalta.com/about-us/governance/board-committees.

The Board considers the responsibilities set out in our General Governance Guidelines for the Board, each of the Committee Charters, including the Committee Chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the Committee Chairs, each Committee and each director.

Strategic Planning

The Board also has oversight of our strategy and strategic planning process and closely monitors, collaborates with and oversees management's performance in executing on our strategy and meeting the objectives of our strategic plan.

The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company's strategic plan and progress made towards achieving the plan. The Board regularly engages in discussions and reviews of our strategies and potential alternatives, addressing the evolving needs and circumstances of the Company and the environments in which we operate, with the presence of, and without senior management, and with the benefit of advice from outside financial advisors and consultants, as appropriate. The Board also periodically holds *in camera* meetings without the presence of the CEO or other management in order to assess, test and discuss the Company's strategic plan and priorities, and alternatives thereto, with a view to ensuring the appropriateness and execution of the Company's strategic plan with a view to maximizing Shareholder value. In 2018 and 2019 to-date, the Board dedicated significant time assessing the Company's strategies, including as it pertained to capital allocation, accelerating the CTG conversions, implementing the 2018 normal course issuer bid, considering additional share buy-backs and/or dividend increases, reviewing the Company's dividend policy, assessing the Company's gas and renewables growth strategy and the Company's strategy with regard to its hydro assets and ownership interest in TransAlta Renewables Inc., a public company subsidiary of the Company.

As discussed above under "TransAlta's Strategy for Sustained Growth and Shareholder Value – Active Board and Shareholder Engagement Leading to Strategic Investment", throughout 2018 and 2019 representatives of the Board and senior management also engaged extensively with the Company's significant Shareholders. These engagements, particularly those held in February and March of 2019, combined with the Company's past and ongoing work to identify opportunities to finance its CTG conversion strategy, realize on the expected future value of the under-valued Alberta hydro assets, to fund the growth of its gas and renewables business, and to strengthen its balance sheet and deleverage, were important catalysts leading to Brookfield's strategic partnership with, and $750 million Investment in, the Company.

On March 25, 2019, the Company announced that it had entered into the definitive Investment Agreement whereby Brookfield or an affiliate will invest $750 million in the Company in exchange for Exchangeable Securities in order to enable TransAlta to significantly advance its strategy of transitioning to 100% clean energy by 2025, while crystalizing the value of our Alberta Hydro Assets, enhancing TransAlta's financial position to execute its strategy and accelerating the

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opportunity to return capital to our Shareholders. In connection with the Investment, the Company has agreed to return up to $250 million in capital to Shareholders over three years through share repurchases by way of a substantial issuer bid or through normal course issuer bid programs.

Brookfield's strategic Investment provides significant capital to the Company that will be used to fund the accelerated CTG conversion strategy and immediately crystallize the value of TransAlta's Hydro Assets. The Investment also signals a vote of confidence in our strategy from one of Canada's most significant players in renewable energy and one of our significant long-standing Shareholders. Brookfield's Investment, combined with the significant energy/utilities, finance/capital markets and leadership and organizational change expertise being brought to our Board with the addition of Mr. Richard Legault and Mr. Harry Goldgut from Brookfield, as well as Mr. Robert Flexon (former CEO of Dynegy Inc.), all independent nominees, secures Brookfield's support and considerable experience as a long-term cornerstone Shareholder of the Company. Brookfield's Investment will provide the catalyst our Shareholders have been patiently waiting for to unlock TransAlta's value for its Shareholders.

Shareholders collectively owning approximately 17.3% of TransAlta's outstanding common shares have expressed their explicit support for the Investment. The Company's single largest Shareholder, RBC GAM, is supportive of the strategic partnership with, and Investment by, Brookfield and, to that end, has entered into the Support Agreement committing to vote in favour of all of management's director nominees at the Meeting. RBC GAM owns or controls approximately 12.4% of the outstanding common shares to be voted pursuant to the Support Agreement as of the Record Date. See "TransAlta's Strategy for Sustained Growth and Shareholder Value – Key Terms of Brookfield Strategic Investment – RBC GAM Support Agreement" above for additional details.

In connection with evaluating, negotiating and reviewing the proposed Investment and determining that the Investment is in the best interests of the Company and its Shareholders, among a number of other factors and considerations, the Board and the Special Committee received and relied on advice from its Financial Advisor. Based on the analysis and advice of the Financial Advisor received and relied on by the Special Committee and the Board and a number of other factors considered by the Special Committee and the Board outlined above under "TransAlta's Strategy for Sustained Growth and Shareholder Value – TransAlta Announces $750 Million Strategic Investment by Brookfield and New Board Nominees", the Special Committee unanimously recommended that the Board approve the Investment and the Board unanimously approved the Investment, in each case, on the basis that the proposed Investment is in the best interests of the Company and its Shareholders, having regard to all of the surrounding facts and circumstances. For additional details, see "TransAlta's Strategy for Sustained Growth and Shareholder Value – Key Terms of Brookfield Strategic Investment" above.

See "TransAlta's Strategy for Sustained Growth and Shareholder Value " above for additional details. A complete copy of the Investment Agreement, as well as the Company's material change report dated March 26, 2019, has been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In the event of any conflict between the provisions thereof and this summary, the provisions of the Company's material change report and the full text of the Investment Agreement on SEDAR will govern. Shareholders are urged to read those materials carefully.

Safety and Sustainability

Effective March 2018, the Governance and Environment Committee was renamed the "Governance, Safety and Sustainability Committee". In connection with the name change, the mandate of the committee was expanded to emphasize safety and sustainability and to assist the Board in fulfilling its oversight responsibilities with respect to the formulation and implementation of the policies, standards and practices with respect to health, safety and environment and related risks. The Board takes the safety of the Company's employees and contractors very seriously and the GSSC reviews quarterly the safety performance of the Company.

The Company is recognized by CDP Worldwide (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. For the last four years, under a new aggregated CDP scoring system, CDP awarded the Company a score of B, which is industry leading within the energy sector. In December 2017, Canada's Chartered Professional Accountants (CPA) recognized our climate change reporting as "outstanding." In 2015, the Company scored 100 per cent for disclosure on climate change related management and performance and was added to the Disclosure Leadership

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Index in Canada (top 20 in Canada). The GSSC annually reviews and makes recommendations regarding the Company's guidelines and practices relating to environmental protection, including the mitigation of pollution and climate change.

Risk Management

The Board is responsible for overseeing the Company's risk identification, management and mitigation strategies and the risk assessment process, including:

- making sure we identify our principal risks and assess those risks annually taking into consideration our risk appetite and any potential changes in our business or the marketplace;
- monitoring our risk management programs through the work of the Committees, which report to the Board; and
- ensuring that management has put in place appropriate systems to identify, mitigate and manage the Company's risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive Enterprise Risk Management framework that evaluates the risks from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The ARC is responsible for overseeing the Company's processes and key policies for the identification, assessment and management of the Company's principal risks and annually (or more frequently as required), reviews the Company's risks with management and reports to the Board. The ARC also receives updates on management's assessment of our principal business risks at every regularly scheduled quarterly meeting. The HRC is responsible for the review of the Company's compensation-related risks and undertakes an annual assessment of those risks, or more frequent assessment if required. The GSSC has overall responsibility with respect to the Company's security practices and environmental health and safety policies and practices, and annually reviews with management the Company's related policies and risks. The ARC, HRC and GSSC each report to the Board following their respective meetings. The Board conducts an annual comprehensive review of the Company's risk assessment in coordination with management.

Internal Controls

The Board, through the ARC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively. The Board has also delegated to the ARC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. In addition, the ARC is responsible for overseeing our internal audit function and our lead Internal Auditor meets regularly with the Chair of the ARC without the presence of management.

Meeting without Management or Non-Independent Directors

As a regular item on each Board and Committee agenda, the independent directors are scheduled time to hold *in camera* sessions, at which non-independent directors and members of management are not in attendance. In 2018, the Board held *in camera* sessions of independent directors at the end of every regularly scheduled or special meeting of the Board. Each of the standing committees of the Board also held regularly scheduled *in camera* sessions. In 2018, the Board held (7) seven, the ARC held (7) seven, the HRC held (8) eight, and the GSSC held (4) four *in camera* sessions.

Succession Planning

The Board is responsible for the appointment of our CEO and other members of senior management. The Board believes that talent management and succession planning are critical to the Company's continued success. The HRC assists the Board in reviewing senior leadership succession, including for the President and CEO. The HRC supports the Board in its review and development of succession plans for the President and CEO and other senior management roles, including through reviews of the Company's organizational structure and policies and procedures relating to employment, succession planning and compensation. In regard to the CEO position, the HRC establishes and reviews the succession plan for the CEO on an annual basis under a variety of scenarios, including in emergency replacement scenarios. The HRC works closely with the CEO and the full Board to develop, monitor and assess the Company's succession plans,

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including reviewing the internal talent pool on a regular basis, selecting executive development opportunities, and evaluating performance and progress. Succession planning will continue to be an important area of focus for the Board and the HRC into the future.

Our management succession planning process includes identification of high potential employees who may be 10, five and three years out from being ready for the next role. Included in this analysis is a review of skills, talent management and development needs. If required, independent consultants may be retained in order to assist the HRC in the identification of any skills gap or compatibility for the role. High potential employees are also given the opportunity to make presentations in front of the Board in order to gain experience at that level. The HRC is responsible for ensuring that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

BOARD CHARACTERISTICS

Independence of Directors

The independence of our directors is assessed and determined annually by the Board at the recommendation of the GSSC. The GSSC uses the definition of "independence" under National Policy 58-201, *Corporate Governance Guidelines* and National Instrument 52-110, *Audit Committees*. The independence criteria also conform to the applicable rules of the SEC, the NYSE and those set out in Sarbanes-Oxley. The criteria are also utilized to assess the independence of any new director appointed or nominated to the Board.

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta. The Board believes that a relationship is material if it could reasonably interfere with a director's ability to make independent decisions, regardless of any other association he or she may have. The information required to make this determination is collected through the review of biographical material, discussions with the directors and questionnaires completed by the directors annually or prior to their appointment. In determining whether a director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director's ability to act independently of management. In connection with determining to nominate each of Richard Legault, Harry Goldgut and Bob Flexon for election to the Board at the Meeting, in addition to assessing each nominee's skills and expertise, the Board also carefully considered the independence of each nominee, and determined each nominee was independent within the meaning of applicable laws. For further information with respect to each director nominee, see "Business of the Meeting – Election of Directors" in this Proxy Circular.

Our independent directors do not receive remuneration from us in excess of their retainers and reimbursement of reasonable travel fees and, to the extent applicable, meeting fees. The Board has determined that none of the directors (with the exception of Mrs. Dawn L. Farrell, our President and CEO) has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment. The Board affirmatively determined that 11 out of the 12 nominated directors are independent.

Mrs. Dawn L. Farrell, President and CEO of the Company and a director of the Company, is not independent by virtue of her role as an executive officer of the Company.

The Committees of the Board are made up entirely of independent directors.

Board Chair Independence

The Chair of the Board, Ambassador Gordon D. Giffin, is an independent director. He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent. The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the Board shall be appointed by the Board and shall be responsible for the overall process involved in the work of the Board as well as the development and effective performance of the Board.

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Board Chair Succession

In 2018, Ambassador Giffin indicated to the Board his intention to retire from the Board and his position as Chair in 2020. As a result of Ambassador Giffin's anticipated retirement as Chair, the Board is pursuing a robust process throughout 2019 to identify and select a successor Chair from among its members, including conducting individual consultations with all directors, in order to ensure an orderly transition of the Board Chair position.

Diversity

At TransAlta, diversity is a principle which is supported both by our Board and senior management. In 2015, the Board adopted a Board and Workplace Diversity Policy which recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company's competitive advantages. Diversity was also one of several factors considered by the Board in recommending three new nominees to the Board.

Our Board is currently comprised of four female directors (44%) and five male directors (56%). Assuming each of Robert Flexon, Richard Legault and Harry Goldgut is elected to the Board at the Meeting, our Board will be comprised of four female directors (33.3%) and eight male directors (66.6%). The reduction in the percentage of women on the Board is a function of the increase in the size of the Board from 10 to 12 members, with the appointment of three male directors. We anticipate over time that the overall percentage of women on the Board will increase, as it may not be necessary to maintain a Board size of 12 directors for the long-term; rather, the current size and composition of the Board is in large part a reflection of the balance of core competencies the Board determined to be necessary to maximize the effectiveness of the Board and its oversight of the Company's strategies as we accelerate the CTG conversion, advance our debt reduction targets and work to unlock the value of the Company's hydro and renewable assets in the coming years anticipated from Brookfield's strategic investment in the Company. With respect to executive officer positions, we have four women (44%) and five men (56%). Women comprise 18% of our total workforce. TransAlta has been and remains committed to diversity as is exhibited both by the number of women on its Board and in senior management positions, including our President and CEO.

We have not adopted targets (as defined in National Instrument 58-101, *Disclosure of Corporate Governance Practices*) regarding women on our Board and in senior management positions. However, in early 2019, and as part of the Board's director identification and nomination process for the upcoming Meeting, the GSSC undertook a review of our Board and Workforce Diversity Policy to determine whether it may be appropriate to introduce gender targets for our Board or our executive leadership team. As a result of the relatively high proportion of women represented on the Board and executive team, the Board does not consider gender targets or quotas to be necessary at this time. When assessing an individual director candidate, the quality of such individual and his or her core competencies and strengths that can be brought to the Board is paramount. On this measure the Company is proud that it has been able to attract such high-quality Board members and to compose a Board that consists of at least 30% women, without reference to or reliance on gender targets or quotas. Consistent with our Board and Workforce Diversity Policy, the Company has historically and today remains committed to diversity, both with respect to gender in particular, but also with respect to other elements of diversity such as race, ethnicity, Indigeneity, disability, sexual identity/orientation and age.

We believe that diversity enhances both the quality and effectiveness of our performance and is an important aspect to effective corporate governance. In February 2017, our President and CEO was appointed to the Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders. This initiative is expected to promote the growth of women-owned enterprises and to further contribute to overall economic growth and competitiveness of Canada and the United States.

Our Board and GSSC remain committed to maintaining and increasing the representation of women on the Board as turnover occurs, taking into account our skills matrix and the skills, background and knowledge desired at that particular time to fulfill the Board's mix of skills and experience. At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations in order to enhance our pipeline of talent available for succession. Our Board and Workforce Diversity Policy is available on our website at www.transalta.com/about-us/governance/board-and-workforce-diversity.

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Attendance

We expect directors to attend all regularly scheduled Board and Committee meetings. As well, we expect our directors to attend our Company's annual meeting of Shareholders. In addition, should special Board or Committee meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

Other Directorships

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. However, each director's position(s) on outside boards or committees is taken into account as part of the annual robust assessment of each director's individual contributions and effectiveness; as a general principle, our directors recognize that Board and Committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with that principle, as well as the Company's conflict of interest standards set out in our Directors' Code of Business Conduct.

The following table outlines other public company directorships our nominee directors hold including the committees on which they serve. The GSSC reviews each directors' other public company directorships and considers whether any such directorships would have an adverse impact on the directors' commitment to the Company. The GSSC has raised no concerns with the Board members' other public company directorships.

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Ambrose, R.H.	Manulife Financial Corporation	TSX/NYSE	Management Resources, Compensation and Risk
Dielwart, J.P.	ARC Resources Ltd.	TSX	Health, Reserves and Operational Excellence (Chair); Risk
	Crescent Point Energy Corp.	TSX	-
	Denbury Resources Inc.	NYSE	Chair of the Board; Reserves and Health, Safety and Environment (HSE); Risk; Compensation
Farrell, D.L.	The Chemours Company	NYSE	Compensation; Nominating & Governance
Flexon, R.	Capstone Turbine Corporation	NYSE	Audit; Compensation
	Charah Solutions, Inc.	NYSE	Audit; Compensation
Fohrer, A.J.	PNM Resources, Inc.	NYSE	Audit and Ethics; Compensation and Human Resources (Chair)
Giffin, G.D.	Canadian National Railway Company	TSX/NYSE	Corporate Governance and Nominating; Environment, Safety and Security; Strategic Planning; Pension and Investment
	Canadian Natural Resources Limited	TSX/NYSE	Lead Director; Audit; Nominating and Corporate Governance (Chair)
Goldgut, H.	Terraform Power, Inc.	NASDAQ	Nominating and Governance Committee (Chair)
Legault, R.	Terraform Power, Inc.	NASDAQ	-
Mansour, Y.	None	-	-
Nelson, G.R.	Ball Corporation	NYSE	Human Resources; Nominating / Corporate Governance
	Cummins, Inc.	NYSE	Audit; Compensation; Governance and Nominating
	Sims Metals Management Ltd.	ASX	Risk; Remuneration and Audit
Park, B.F.	SSR Mining Inc.	TSX/ NASDAQ	Audit; Safety and Sustainability; Compensation
	Teekay LNG Partners	NYSE	Audit (Chair); Governance; Conflicts (Chair)

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Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Pinney, B	North American Energy Partners Inc.	TSX/NYSE	Lead Director; Audit Committee (Chair); Human Resources & Compensation
	Persta Resources Inc.	HKG	Audit Committee (Chair); Human Resources and Compensation

THE BOARD EXPERTISE

Orientation and Continuing Education

Orientation

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board. Individual meetings are also scheduled with directors in order to allow an incoming director to familiarize himself or herself with the demands of the role and the expectations of both the Board and management. Once a new director joins the Board, they are provided with an orientation and education program that includes:

- a director's manual containing written information about the directors' duties and obligations, the Board, each Committee (including the Charter for each Committee), the Company's constating documents, the Directors' Code of Business Conduct, the Corporate Code of Conduct, the Supplier Code of Conduct, our Disclosure Policy, our Insider Trading Policy, the Company's other key policies, and a summary of our business and operations;
- access to materials and minutes from recent Board and Committee meetings;
- discussions with the CEO, Chief Financial Officer ("CFO") and each other member of the senior management team to receive an orientation on TransAlta's strategies, operations, generation technology, business development, legal, finance, investor relations, and human resource capital. These meetings are aimed to provide new directors with an overall review of our business and capital structure; and
- at the beginning of the term, participation in all Committee meetings to obtain an understanding of each Committee's function, oversight responsibilities and the overall workings and responsibilities of the Board.

New directors are also provided with targeted orientation sessions, carried out over several hours, to address multiple topics that are critical to understanding our business, including with respect to the energy/utilities industry, strategy, operations, financial matters, legal compliance, risk management and assurance, and various other topics. Depending on the circumstances at the particular time, new directors may also receive presentations and analyses from our outside legal and financial advisors and other consultants on aspects of our business, strategy, strategic alternatives, financial matters, legal compliance, compensation programs and other matters.

Continuing Education

Our continuing education for directors seeks to instruct directors regarding the nature and operation of the Company and includes the following:

- a comprehensive package of information prior to each Board and Committee meeting;
- presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to maintain directors' familiarity with TransAlta's operations, operational staff and the communities in which we operate;
- focused strategy sessions and deliberations, including presentations from management and outside advisors, reviews of strategic alternatives, and testing of strategies and alternatives;
- presentations from outside financial advisors, legal counsel and other consultants;
- access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;
- presentations by management of TransAlta to provide directors information pertinent to our business;

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- information sessions on topics suggested by management or directors; the GSSC, with input from the Corporate Secretary, sets a schedule for speakers and/or presentations from internal or external sources;
- reports on the work of Board Committees following Committee meetings;
- full access to our senior management and employees;
- professional development courses; for instance, our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors organizations, which promote the continuing education of directors; and
- encouraging directors to participate in other available educational opportunities that would further their understanding of our business and enhance their Board performance.

In 2018, our directors received presentations and/or on-site tours on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
March	Energy Marketing and Trading	TransAlta Corporation	All Directors
April	Shareholder Session	Outside Legal Counsel	All Directors
May	Coal Deep Dive	TransAlta Corporation	D. Farrell, A. Fohrer, J. Dielwart
September	Gas and Renewables	TransAlta Corporation	D. Farrell, A. Fohrer, B. Pinney, R. Ambrose
October	Regulatory Considerations for Major Projects in Canada	TransAlta Corporation	All Directors
November	Australian Business	TransAlta Corporation	D. Farrell, A. Fohrer

The Board also regularly holds evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including: building collegiality by meeting as directors in a less formal atmosphere; meeting high-potential employees in order to advance the succession planning for the Company; and holding educational sessions on important topics for the Company's business and strategic direction.

In 2016, the GSSC developed an educational initiative that encourages a small number of directors to accompany the CEO on tours of the Company's various businesses. The business tours are intended to provide the directors with a "front-row seat" to the management and operations of the Company. In 2018, Mr. Dielwart, Mr. Pinney, Mr. Fohrer and Ms. Ambrose participated in a "deep-dive" into a specific business unit with the CEO, which provided insight into the Company's business and operations.

Financial Literacy

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements. The Board has determined that all directors are financially literate according to this definition. As well, Ms. Park and Mr. Pinney qualify as "audit committee financial experts" as defined by the U.S. Securities Exchange Act of 1934, as amended. This determination is based on an analysis of each director's education, skills and experience. Designation as an "audit committee financial expert" does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on a member of the Committee and/or Board in the absence of such designation.

External Consultants and Other Third Parties

The Board and its Committees have the ability to retain external consultants or other third parties at their own discretion. During 2018, the HRC retained Fairent Advisors as independent compensation consultants to advise it on the Company's compensation plan. See "Compensation Report on Executive Compensation – Use of External Advisors".

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THE BOARD EFFECTIVENESS

Board Evaluation

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board Committees, individual directors and the Chair's performance. Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board	Board members complete a detailed questionnaire which: (a) provides the quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas. Responses are reviewed by the GSSC together with the Chair of the Board. Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Board. The GSSC and Board reviews and considers the proposed changes to the General Governance Guidelines for the Board.	A summary report is prepared by the Chair of the Board. The summary report is reported to the full Board by the Board Chair during an *in camera* session. Areas of improvement and objectives are identified and monitored. Suggestions are provided to CEO to be communicated to senior management for improvements in areas that will assist the Board in the discharge of its responsibilities.
Chair of the Board (Annual)	All Members of the Board	Board members assess and comment on the Chair of the Board's performance measured against the position description. Individual responses are received by the Chair of the GSSC during one-on-one sessions with each member of the Board.	A summary report is prepared by the Chair of the GSSC and provided to the Chair of the Board and the full Board during an *in camera* session. Prior to expiry of the Chair of the Board's first term, the Chair of the GSSC makes recommendation to the full Board with respect to renewal of term.
Board Committees (Annual)	All Members of the Board	Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement. Responses are reviewed by the GSSC and Chair of the Board. Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Committees. The GSSC and Board reviews and considers the proposed changes to the Committee Charters.	A summary report is prepared by the Chair of the Board. The summary report is reported to the full Board by the Board Chair during an *in camera* session. The Chairs of the respective Committees are expected to follow-up on any matters raised in the assessment and take action, as appropriate.

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Review (Frequency)	By	Action	Outcome
Individual Directors (Annual)	Each Director	Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise. Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.	The Chair of the Board reports summary findings to the full Board during an *in camera* session. The Chair of the Board also meets one-on-one with each director to discuss how the director can operate more effectively.

The GSSC also considered the continuation of Ambassador Giffin as Chair of the Board. In 2018, Ambassador Giffin indicated his intention to retire from the Board in 2020 and the Board and GSSC undertook to develop a process to identify a successor Chair of the Board following Ambassador Giffin's retirement. The GSSC met *in camera* to discuss Ambassador Giffin's performance as Chair of the Board without Ambassador Giffin present. The GSSC reported to the full Board that Ambassador Giffin was uniquely positioned to continue as Chair of the Board due to his extensive understanding of the Company and its competitive environment until his retirement from the Board in 2020.

Identifying New Candidates for the Board

The GSSC maintains an evergreen list of potential Board candidates. Potential Board candidates are drawn from diverse sources, including referrals from and networks of our directors and senior management team, unsolicited inquiries by potential director candidates, references provided by our Shareholders and, in some cases, may be drawn from third party recruiting organizations. The GSSC reviews the list of candidates at each regularly scheduled meeting to identify top candidates and requests that the CEO or the Chair of the Board conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet other members of the Board and, if deemed appropriate, other members of the executive team. This process effectively provides for an orderly succession of directors by allowing the Board to plan Board appointments with Board retirements with a view to maintaining an appropriate composition of skills and experience.

In 2018, the GSSC prioritized the following skills and attributes for any future Board candidate: finance / capital markets, M&A / organizational change and extensive background in electric energy / utilities and experience with an independent power producer. See "Business of the Meeting – Election of Directors – Skills Matrix" on page 52 of this Proxy Circular for further information concerning how these competencies are defined by the GSSC and the Board and represented by our director nominees. It was this focus that culminated in the nomination of each of Robert Flexon, Richard Legault and Harry Goldgut for election to the Board of Directors, each of whom possesses these attributes, as well as several other valued skills and experiences, and uniquely positions each new nominee to enhance the overall skills and expertise of the Board and the effectiveness of the Board's oversight responsibilities and decision-making.

When recruiting new directors, the GSSC considers candidates on the merit of each individual taking into account the vision and business strategy of the Company, as well as the diversity and skills needed on the Board and having regard to the Company's skills matrix, required competencies and its Board and Workforce Diversity Policy. The evergreen list of potential Board candidates is regularly reviewed by the GSSC to ensure a diverse set of skills are represented and to ensure an appropriate representation of women. The GSSC also takes into account prospective candidates' relative executive leadership, legal and entrepreneurial backgrounds, and experience with public company directorships, all of which are valued but not determinative skills for any new Board members. In addition, regard is also given to the gender, race, ethnicity, age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background of any potential candidate. These factors are then considered with the goal of creating a diverse Board that together can provide insight, oversight and foresight to benefit the Company. This process has enabled the Company to establish a strong Board composed of 44% women (33.3% if each of Messrs. Flexon, Legault and Goldgut is elected at the Meeting) and that is supported by strong executive leadership with over 40% women executives, including the President and Chief Executive Officer.

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SHAREHOLDER ENGAGEMENT

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders. This includes allowing, encouraging and facilitating Shareholders to express their views on strategic, governance and other matters directly to the Board. The Board encourages shareholder participation at the Meeting, where the Chair of the Board will be available to respond to Shareholder questions. In between annual meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the Chairs of the Board Committees, through the office of the Corporate Secretary or at the email listed below. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing Committees to meet with large institutional shareholders on an annual basis.

Throughout 2018, representatives of the Board and senior management (including the CEO) engaged extensively with the Company's significant Shareholders. Additional engagement sessions with these Shareholders, including RBC Global Asset Management, Inc., Mangrove and Bluescape, Brookfield and several other significant Shareholders were also held at scheduled meetings in February 2019 and, again, in March 2019 following the release of the Company's fiscal 2018 year-end results and related continuous disclosures. At the most recent engagement sessions held in March 2019, significant Shareholders expressed strong support for the Company's current strategies and plans, including the proposed Investment with Brookfield. We have heard through these and other engagements that Shareholders are seeking a catalyst that will help accelerate the pace of providing tangible returns and realized value for our Shareholders, contributing to the Company's announcement of the $750 million strategic partnership with, and Investment by, Brookfield. For additional information, see the section entitled "TransAlta's Strategy for Sustained Growth and Shareholder Value" in this Proxy Circular.

Appropriate topics for discussion between the Board and Shareholders may include oversight of the Company's strategy, corporate governance, risk management oversight, executive performance or compensation, financial oversight, shareholder proposals, or Board or Committee composition, performance, diversity, tenure and succession planning. The Board Chair, with the assistance of the Corporate Secretary, determines which Shareholder engagement requests are properly addressed by the Board and which by management; typically, topics that are operational in nature or relate to financial results, transactions or Company performance will be referred by the Board to management. In addition to responding to Shareholder requests for meetings or inquiries, non-executive directors also engage in proactive Shareholder engagement events, including one-on-one in-person or telephone meetings with our significant Shareholders, roundtable discussions, roadshows, investor days, virtual meetings, and other forums.

The Shareholder Engagement Policy is subject to applicable law and the Company's disclosure policies, which prohibit the selective disclosure of undisclosed material facts or material changes. The Shareholder Engagement Policy is intended to promote and facilitate an interchange of views about governance and other corporate matters that are within the public domain. The GSSC oversees this policy and reviews it annually to ensure that it is effective in achieving its objectives and continues to be representative of sound corporate governance practices. The Shareholder Engagement Policy can be found at the Company's website at www.transalta.com/about-us/governance/shareholder-engagement-policy.

The Board will endeavour to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Secretary also reports to the GSSC with respect to all communications sent to the Board.

Shareholders may communicate with the Board, care of the Corporate Secretary, either by mail addressed to the TransAlta Board of Directors (marking the envelope "Confidential – Board-Shareholder Engagement") or e-mail (marking the subject line as "Confidential – Board-Shareholder Engagement") as follows:

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Corporate Secretary TransAlta Corporation 110 ± 12th Avenue SW Box 1900, Station "M" Calgary, Alberta T2P 2M1 Or: corporate_secretary@transalta.com Shareholder engagement requests sent to the Board will be reviewed by our Corporate Secretary. Shareholders, and other stakeholders, are also encouraged to contact us through our Ethics Help-Line at 1.855.374.3801 (Canada / US) or 1.800.339276 (Australia) or by emailing the Ethics Committee (composed of members of management) at ethics_helpline@transalta.com. OTHER INFORMATION Loans to Directors and Officers As a general rule, the Company does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2018 fiscal year. The Board must approve any loans that may be made to directors and officers. As of December 31, 2018, no indebtedness was due from any associate of any director or executive officer of the Company. Director's and Officer's Liability Insurance The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company and its subsidiaries. The premium for these policies for the period from December 31, 2017 to December 31, 2018 is $682,754. The policies provide coverage of up to $100 million per occurrence to a maximum of $100 million per annum. There is no deductible for directors and officers and a $3 million deductible for each claim made by the Company. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions. Interests of Informed Persons in Material Transactions Except as disclosed below and elsewhere in this Circular, there were no material interests, direct or indirect, of any director or executive officer of the Company, any proposed director of the Company, any other "informed person" (as such term is defined in National Instrument 51-102 ± Continuous Disclosure Obligations), any person who, to the knowledge of the directors or officers of the Company, beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company, or any associate or affiliate of any of the foregoing, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. 82 | TransAlta Corporation 2019 Management Proxy Circular

As discussed in further detail above under "TransAlta's Strategy for Sustained Growth and Shareholder Value ± TransAlta Announces $750 Million Strategic Investment by Brookfield and New Board Nominees", in connection with the strategic partnership with and Investment by Brookfield, two highly qualified and experience nominees of Brookfield ± Mr. Richard Legault and Mr. Harry Goldgut ± have been proposed as nominees for election to the Board at the Meeting. See "Business of the Meeting ± Election of Directors" elsewhere in this Circular for additional information about Messrs. Legault and Goldgut, who are also directors and/or officers of Brookfield and/or its affiliated entities. Brookfield is also entitled to receive certain funding fees, management fees and interest and dividends on its $750 million Investment, the details of which are set out under "TransAlta's Strategy for Sustained Growth and Shareholder Value ± Key Terms of Brookfield Strategic Investment". In addition, as discussed under "TransAlta's Strategy for Sustained Growth and Shareholder Value ± RBC GAM Support Agreement", RBC GAM, the Company's single largest Shareholder as of the Record Date, is supportive of the strategic partnership with, and Investment by, Brookfield. RBC GAM has entered into a Support Agreement with the Company pursuant to which it has committed to vote all of the common shares held or controlled by it or any of its controlled affiliates or associates in favour of TransAlta's director nominees at the Meeting and to otherwise act and vote in accordance with the Board's recommendation on any Recommended Matters at the Meeting. Interest of Certain Persons in Matters to be Acted Upon Except as otherwise disclosed above under "Interests of Informed Persons in Material Transactions" and elsewhere in this Circular under "TransAlta's Strategy for Sustained Growth and Shareholder Value", no person who has been a director or officer of the Company at any time since the beginning of the 2018 fiscal year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect , by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. TransAlta Corporation 2019 Management Proxy Circular | 83

REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The ARC is comprised of independent directors in accordance with National Instrument 52-110, *Audit Committees*. All members of the ARC are "financially literate" as required by the Canadian Securities Administrators and the NYSE. Ms. Park and Mr. Pinney are "audit committee financial experts" as defined by the U.S. Securities Exchange Act of 1934, as amended.


Beverlee Park (Chair)


John Dielwart


Timothy Faithfull


Alan Fohrer


Bryan Pinney

MANDATE

The ARC provides assistance to the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company's financial statements and financial reporting process, the Company's systems of internal financial controls and disclosure controls established by management, as well as the Company's risk identification and assessment process conducted by management. The full text of the ARC's Charter and more information relating to the ARC is available on TransAlta's website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company's Annual Information Form.

In fulfilling its mandate in 2018, the ARC completed the following:

Financial Reporting

- reviewed and approved or recommended to the Board, in case of the annual statements, the Company's quarterly and annual consolidated financial statements, including the notes thereto, and the related management's discussion and analysis;
- received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company's business;
- received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and
- reviewed the Company's annual information form and all other public disclosure containing financial information for the year ended December 31, 2018.

Risk Management and Regulatory Compliance

- received quarterly updates on and oversaw the Company's assessment and mitigation of cyber security threats;
- received quarterly updates on and oversaw the Company's risk identification, mitigation and management assessment processes based on the Company's Enterprise Risk Management framework;
- received quarterly detailed reports and analysis on the Company's risk profile, risk assessment, developing risks forecast and programs/policies put in place to mitigate or address such risks;
- together with the GSSC, reviewed the Company's insurance programs and coverage vis-à-vis its risk profile;
- reviewed with the external auditors and the internal auditors the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;
- reviewed reports from the external auditors and the Internal Auditor relating to the adequacy of the Company's financial risk management practices, as well as management's responses;
- reviewed and recommended to the Board changes to the Company's policies with respect to financial and commodity exposure management;
- received quarterly updates on the Company's financial and commodity exposure management activities;
- received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company's financial statements; and

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- reviewed the financial performance of the Company's pension plans.

External Auditors

- reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for Shareholder approval;
- reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made and the reasonableness of the assessments made by management;
- reviewed the independence of the external auditors, based on the auditors' disclosure of their relationship with the Company, and determined they were independent;
- obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;
- reviewed and approved the fees payable to the external auditors;
- reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;
- reviewed and approved non-prohibited services to be provided by the external auditors; and
- met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in-person audit committee meeting and at each regularly scheduled executive session.

Information Technology

- received updates from the Company's IT department on cyber security system integrity and overall system security.

Internal Auditors

- reviewed the mandate, independence, qualifications and resources of the Internal Auditor;
- reviewed and approved the annual work plan of the Internal Audit department;
- received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;
- engaged Internal Audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and
- met privately, without any members of management present, with the Internal Auditor in order to address processes, management support in the fulfillment of the department's responsibilities, and any other matters that arose.

In addition, during 2018 the ARC:

- met regularly with external auditors; the Internal Auditor; the CEO; the CFO; the Managing Director and Corporate Controller; the Chief Legal and Compliance Officer; the Corporate Secretary; and other members of management, as required;
- met *in camera*, without management present, at the conclusion of (7) seven regularly scheduled ARC meetings;
- reviewed the changes made to the Company's trade compliance program;
- reviewed and received quarterly updates concerning any complaints relating to accounting, internal accounting controls, auditing or financial reporting matters under the Whistleblower Policy and oversaw their investigation and resolution in coordination with the Company's ethics investigations committee; and
- received quarterly reports about any complaints submitted under the Corporate Code of Conduct, including any complaints under the Ethics Help-Line.

The ARC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2018.

Beverlee Park (Chair)   Alan J. Fohrer   John P. Dielwart   Timothy Faithfull   Bryan Pinney

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REPORT OF THE GOVERNANCE, SAFETY AND SUSTAINABILITY COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The GSSC is comprised of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities, including experience in corporate governance, health and safety, environment and sustainability, industry experience, finance and business judgment.


John Dielwart (Chair)


Rona Ambrose


Timothy Faithfull


Yakout Mansour


Georgia Nelson


Beverlee Park

MANDATE

The GSSC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles. The GSSC is also responsible for board recruitment, succession planning and for the nomination of directors to the Board and its Committees. In addition, the GSSC assists the Board in fulfilling its oversight responsibilities with respect to the Company's monitoring of environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.

The Charter of the GSSC is available on TransAlta's website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2018 and into 2019, the GSSC completed the following:

Corporate Governance

- reviewed the size and composition of the Board, the retirement dates for each director, the directors' skills matrix in order to assess any skills gaps and identify the complement of core competencies needed on the Board to maximize oversight of the future and strategic direction of the Company;
- evaluated the size and composition of the Board Committees to provide for staffing of each Committee with the appropriate mix of skills and experience to maximize effective decision-making;
- assessed and recommended the nominees to stand for election as directors at the Meeting;
- reviewed and recommended amendments as required to the Company's General Governance Guidelines for the Board;
- reviewed and recommended amendments to the Charters of each Committee, which were approved by the Board;
- reviewed and recommended enhancements to the Directors' Code of Business Conduct and the Corporate Code of Conduct and adoption of a Supplier Code of Conduct;
- reviewed and assessed the terms of reference of the Chair of the Board;
- the Chair of the Committee performed an evaluation of the Board Chair's performance based on one-on-one discussions with each member of the Board;
- reviewed the Alcohol and Drug Policy and approved enhancements in response to, among other things, the legalization of cannabis in Canada;
- reviewed the market competitiveness of directors' compensation and recommended to the Board revisions to director compensation to provide compensation in U.S. dollars to those directors that reside outside of Canada;
- performed an evaluation of the Board, its Committees and the individual directors and held a discussion *in camera* at the Board on the results of the anonymous evaluations, also addressing matters for improvement and change where applicable;
- reviewed and approved the continuous education program for directors, ensuring that educational

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presentations by either Company representatives or third parties are part of the Board's regular agenda; and
- together with the ARC, reviewed the directors' and officers' insurance program and indemnity.

Environment, Health and Safety ("EH&S")

- received regular reports from management regarding environmental compliance, trends and TransAlta's responses;
- conducted a "deep-dive" into the safety performance and practices of the Company;
- received reports and briefings on management's initiatives with respect to changes in climate change legislation, policy developments as well as other draft initiatives and the potential impact such initiatives may have on the Company's operations in Canada, the United States and Australia;
- assessed the impact of the greenhouse gas policy implementation and other legislative initiatives on the Company's business;
- reviewed with management the EH&S policies of the Company;
- received regular reports from management on the near miss reporting program and discussed with management ways to improve the EH&S processes and practices; and
- reviewed the effectiveness of TransAlta's response to EH&S issues and any new initiatives put in place to further improve the Company's EH&S culture.

In addition, during 2018 the GSSC met *in camera*, without management present, at the conclusion of the (4) four regularly scheduled GSSC meetings.

The GSSC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2018.

John P. Dielwart (Chair)   Rona Ambrose   Timothy Faithfull   Yakout Mansour   Georgia Nelson   Beverlee Park

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REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

All members of the HRC are independent. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities, including experience in human resources, executive compensation, compensation risk management, corporate governance, industry, finance and business judgment.



Georgia Nelson (Chair)



Rona Ambrose



Alan Fohrer



Yakout Mansour



Bryan Pinney

MANDATE

The HRC is empowered by the Board to oversee, review and approve key compensation, human resources and pension policies and plans of TransAlta which are intended to attract, recruit, retain and motivate employees of the Company. The HRC also makes recommendations to the Board regarding the compensation of the Company's executive officers, including the review and adoption of equity-based incentive compensation plans and pension plans, the adoption of human resources policies which support human rights and ethical conduct, oversight of compensation risk management and assessment processes, and the review and approval of executive management succession and development plans.

The Charter of the HRC is available on TransAlta's website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2018, the HRC completed the following:

Executive Compensation

- reviewed and approved the annual incentive targets and long-term incentive performance metrics and targets, reviewed the performance of the CEO and received and reviewed the CEO's evaluation of the other executives' performance over the last year, and reviewed the say-on-pay plan;
- reviewed the executive profiles and responsibilities;
- reviewed and amended its Charter and discussed and recommended the appointment of the Interim CFO and executive succession process;
- approved the revised comparator group and reviewed the variable pay metrics and the executive assessment process and share ownership;
- discussed the governance compensation regulatory matters and reviewed leadership assessments and executive succession matters;
- reviewed the incentive metrics and recommended to the Board the 2019 executive goals, and the 2019 CEO compensation; and
- reviewed and approved the annual incentive targets and long-term incentive performance metrics and targets and reviewed and approved the 2019 work plan.

Human Resources and Pensions

- reviewed, approved and reported to the Board on the Company's human resources policies, practices and structures;
- reviewed the pension, benefits and similar benefits and overall governance of the Company's pension and similar plans; and
- together with the ARC, reviewed and recommended to the Board the Company's annual pension report.

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In 2018, the HRC also: x x x x x conducted annual salary reviews for executive officers; reviewed achievements of variable compensation plans at each of its scheduled meetings; reviewed the HRC Charter; reviewed and recommended to the Board the approval of the CEO's position description; and together with management, reviewed and assessed the Company's compensation-related risks and mitigation and management strategies. In addition, during 2018 the HRC met in camera, without management present, at the conclusion of (8) eight regularly scheduled HRC meetings The HRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2018. Georgia R. Nelson (Chair), Rona Ambrose, Alan Fohrer, Yakout Mansour, Bryan Pinney TransAlta Corporation 2019 Management Proxy Circular | 89

DIRECTOR COMPENSATION

REPORT ON DIRECTOR COMPENSATION

Philosophy and Approach

The Board is responsible for developing, implementing and overseeing the directors' compensation program and has delegated to the GSSC responsibility for evaluating and making recommendations to the Board regarding director compensation. The compensation practices for directors take into consideration:

- the Company's strategic plans and priorities;
- the complexity of the industry and size of the business;
- the retention and attraction of qualified individuals to serve as directors on the Board;
- the provision of competitive compensation; and
- the importance we place on aligning directors' compensation with the interests of Shareholders.

Director compensation does not include retirement benefits, change of control or severance provisions, health care coverage, charitable donations, vehicles, club memberships, pensions, or other such perquisites. In addition, non-management directors are not eligible to participate in the long-term incentive plan (consisting of restricted share units and performance share units) or the stock option plan.

The GSSC reviews annually the market competitiveness of directors' compensation against companies of similar size and scope in Canada. It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors. The Company benchmarks its compensation to the median of Canadian companies of our peer group, which generally are of similar size from a revenue, asset and market capitalization basis. Beginning January 1, 2015, consistent with trends in director compensation best practices, a flat fee compensation system for the independent directors was implemented. During 2016, the Board considered changes in the foreign exchange rate between the Canadian and U.S. dollar and approved, on the recommendation of the GSSC, revisions to director compensation in order to provide compensation denominated in U.S. dollars for those directors that reside outside of Canada. In recommending the change to director compensation, the GSSC considered, among other things, the compensation practices of comparable companies and the potential impact on attracting and retaining experienced, skilled and knowledgeable directors. No changes to director compensation were made in 2018.

Components of Compensation for 2018

Retainers[(1)]	Amount[(2)]
Chair of the Board (50% cash / 50% equity retainer) [(1)]	$330,000
Board Member (50% cash / 50% equity retainer) [(1)]	$160,000
Committee Chair Annual Retainer Fees	
Audit and Risk Committee	$25,000
Human Resources Committee	$25,000
Governance, Safety and Sustainability Committee	$15,000
Fee for each Board meeting in excess of 10	$1,500
Travel Fees	
If travelling more than 1,000 kilometres round trip	$1,500
If traveling more than 7,500 kilometres round trip	$3,000

Notes:

(1) For the annual cash retainer, the director can elect to receive it in deferred share units or common shares. The annual equity retainer is paid in deferred share units or common shares.

(2) The amounts are in Canadian dollars for directors that reside in Canada and in U.S. dollars for directors that reside outside of Canada.

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Deferred Share Units

Each deferred share unit ("DSU") is a notional share that has the same value as one TransAlta common share. DSUs may not be redeemed until the director leaves the Board. As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director's account on the 15th day of the last month of each compensation quarter, being March, June, September and December, based on the closing price of a TransAlta common share on the TSX on the 13th day of the last month of each compensation quarter. The DSU account of each director is also credited with units equivalent to cash dividends declared based on the closing price of a TransAlta common share on the same date as dividends are paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his or her account multiplied by the then market value of a TransAlta common share, less applicable taxes. At December 31, 2018, the accrual in respect of DSUs currently outstanding to directors was $3,507,571, based on the closing price of a TransAlta common share on December 31, 2018 of $5.59.

Share Ownership Requirements of Directors

The Board believes that directors' compensation should align with Shareholders' interests. As a result, a portion of each director's annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above. As of December 31, 2018, each independent director was required to acquire and hold a minimum value of three times the annual retainer within five years of joining the Board or from the date of any increase in compensation. New directors are also required to acquire and hold the equivalent of one-times the annual retainer within two years of joining the Board or from the date of any increase in compensation.

Shareholdings of Directors at December 31, 2018

Director and Year Appointed	Year	Total Shares and DSUs[1]	Change Year Over Year	Value[2]	Equity at risk Multiple of 2018 Annual Retainer	Equity at risk Multiple of 2018 Annual Cash Retainer	Ownership Requirement Met[3]
R.H. Ambrose – 2017	2018	16,058	11,508	$ 105,822	0.66x	1.32x	On-Track[4]
	2017	4,550		$ 34,444	0.22x	0.44x	
J.P. Dielwart – 2014	2018	99,614	24,613	$ 656,456	4.10x	8.20x	Yes
	2017	75,001		$ 567,758	3.54x	7.08x	
T.W. Faithfull – 2003	2018	166,013	27,605	$ 1,094,025	6.84x	13.68x	Yes
	2017	138,408		$ 1,047,749	6.55x	13.1x	
D.L. Farrell – 2012	2018	802,014	19,011	$ 5,285,272	N/A	N/A	Yes[5]
	2017	783,003		$ 5,927,335	N/A	N/A	
A.J. Fohrer – 2013	2018	87,474	16,451	$ 576,453	3.60x	7.20x	Yes
	2017	71,023		$ 537,644	3.36x	6.72x	
G.D. Giffin – 2002	2018	179,389	36,161	$ 1,182,173	3.45x	6.90x	Yes
	2017	143,228		$ 1,084,236	3.29x	6.58x	
Y. Mansour – 2011	2018	91,757	16,573	$ 604,678	3.77x	7.54x	Yes
	2017	75,184		$ 569,143	3.56x	7.12x	
G. Nelson – 2014	2018	83,387	21,390	$ 549,520	3.43x	6.86x	Yes
	2017	61,997		$ 469,317	2.93x	5.86x	

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Director and Year Appointed	Year	Total Shares and DSUs[(1)]	Change Year Over Year	Value[(2)]	Equity at risk Multiple of 2018 Annual Retainer	Equity at risk Multiple of 2018 Annual Cash Retainer	Ownership Requirement Met[(3)]
B.F. Park – 2015	2018	87,257	23,916	$ 575,023	3.59x	7.18x	Yes
	2017	63,341		$ 479,791	2.99x	5.98x	
B.D. Pinney – 2018	2018	25,988	N/A	$ 171,260	1.07x	2.14x	On-track[(6)]
	2017	-	-	-	-	-	

Notes:

(1) Includes DSUs credited in lieu of reinvested dividends. See "Report on Director Compensation – Components of Compensation for 2018 – Deferred Share Units" for further information on the DSU plan. Mrs. Farrell's Share Units are comprised of eligible shares for purposes of the executive share ownership policy, which consist of common shares, RSUs and ODSUs (as described under "Compensation Discussion and Analysis – Our Variable Compensation Program"). As at December 31, 2018, she held 248,806 RSUs and 411,126 ODSUs. In addition, as at December 31, 2018, Mrs. Farrell held 528,314 PSUs and 912,799 options to acquire common shares. See "Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements".

(2) The 2017 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including December 31, 2017 of $7.57, and the 2018 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including December 31, 2018 of $6.59.

(3) Due to the Independent directors' share ownership policy as of December 31, 2018, independent directors are required to acquire and hold a minimum value of three times the directors' annual retainer fee (equivalent of six times annual cash retainer) within five years from the date they joined the Board and to meet the independent directors' share ownership requirement. New directors are required to hold the equivalent of their annual retainer within two years of joining the Board or from the date of any increase in compensation, to meet the independent directors' share ownership requirement.

(4) Ms. Ambrose was appointed to the Board on July 13, 2017 and has until July 13, 2019 to hold her annual retainer amount ($160,000) and until July 13, 2022 to hold shares equal to three times her annual retainer or six times her annual cash retainer ($480,000).

(5) Mrs. Farrell is required to hold five times her base salary in accordance with the executive share ownership policy. Mrs. Farrell has met this requirement.

(6) Mr. Pinney was appointed to the Board on April 20, 2018 and has until April 20, 2020 to hold his annual retainer amount ($160,000) and until April 20, 2023 to hold shares equal to three times his annual retainer or six times of his annual cash retainer ($480,000).

Summary of Directors' Compensation for the Fiscal Year 2018

Beginning January 1, 2015, consistent with trends in director compensation best practices, a flat fee compensation system for the independent directors was implemented. The flat fee provides each independent Board member an annual retainer of $160,000 and the Chair of the Board an annual retainer of US$330,000. The flat fee includes up to 10 Board meetings and for every Board meeting after 10, a meeting fee of $1,500 is paid. The latter per meeting fee applicable to meetings in excess of 10 is designed to reflect the significantly increased time, attention and responsibilities that directors will face in the event more than 10 meetings per year are required. During 2016, the Board considered changes in the foreign exchange rate between the Canadian and U.S. dollar and approved, on the recommendation of the GSSC, revisions to director compensation in order to provide compensation referenced to U.S. dollars for those directors that reside outside of Canada.

The fees were determined in recognition of the significant time and energy required of the directors in the performance of their duties. Directors are expected to prepare for and attend all Board meetings and ensure that they stay informed about the Company's business and the rapidly changing industry, business and regulatory environment. In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations.

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Name Earned & Travel Day(Committee)Awards Compensation R.H. Ambrose 80,000 - - 80,000 - 160,000 (Cash) (DSU) J.P. Dielwart(3) T.W. Faithfull(4)(8) - - 10,425 (GSSC) 160,000 (DSU) - 170,425 - 11,795 - 209,225 (Shares) - 221,020 D.L. Farrell(9) N/A N/A N/A N/A N/A N/A A.J. Fohrer(5)(8) 104,612 7,846 9,888 104,612 - 226,958 (Cash) (ARC) (DSU) 215,762 7,846 - 215,762 - 439,370 G.D. Giffin(8)(10) (Cash) (Shares) P.T. Jenkins(11) Y. Mansour(8) - 5,073 4,574 48,791 (DSU) - 58,438 104,613 (Cash) 7,846 - 104,613 (DSU) - 217,071 G.R. Nelson(8) 104,613 (Cash) 7,846 32,691 (HRC) 104,612 (DSU) - 249,762 B.F. Park(6) - 6,000 17,376 (ARC) 160,000 (DSU) - 183,376 B.D. Pinney(7) - - - 111,208 (DSU) - 111,208 Notes: (1) Travel day fee of $1,500 (where round trip travel exceeds 1,000 km but is less than 7,500 km) or $3,000 (where round trip travel exceeds 7,500 km). The flat fee includes up to 10 Board meetings. For every Board meeting after 10, a meeting fee of $1,500 per meeting is paid. In 2018, there were seven Board meetings. Mr. Dielwart is Chair of the GSSC since April 20, 2018. His Chair fee is pro-rated from April 20, 2018. In 2018, Mr. Timothy Faithfull indicated to the Board that he intended to retire from the Board immediately following the Meeting, and would not be standing for re-election. Mr. Fohrer was Chair of the ARC until April 19, 2018. His Chair fee is pro-rated until April 19, 2018. Ms. Park is Chair of the ARC since April 20 2018. The Chair fee is pro-rated from April 20, 2018. Mr. Pinney was appointed to the Board on April 20, 2018. The compensation payable to Mr. Faithfull, Mr. Fohrer, Ambassador Giffin, Mr. Mansour and Ms. Nelson are converted to (2) (3) (4) (5) (6) (7) (8) U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter. The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using the exchange rate on the 13th day o f the last month of each compensation quarter. Mrs. Farrell is the President and CEO of the Company and, as such, does not receive any director compensation. Her compensation is reported in the "Summary Compensation Table" for Named Executive Officers ("NEO") in this Proxy Circular. Ambassador Giffin is Chair of the Board. Mr. Jenkins did not stand for re-election at the 2018 Shareholders meeting held on April 20, 2018. (9) (10) (11) TransAlta Corporation 2019 Management Proxy Circular | 93 TOTAL609,60054,25274,9541,298,823-2,037,629 Board FeesMeeting FeeChair FeeShare-basedAll OtherTotal ($)Fee(1)(2)($)($)($)($) ($)

Breakdown of Annual Retainer The following table shows the manner in which each director received their annual retainer for the year ended December 31, 2018. R. Ambrose 50 50 J.P. Dielwart - 100 T.W. Faithfull(1) - 100 D.L. Farrell(2) N/A N/A A.J. Fohrer 50 50 G.D. Giffin 50 50 Y. Mansour 50 50 G.R. Nelson 50 50 B.F. Park - 100 B. D. Pinney - 100 Notes: (1) In 2018, Mr. Faithfull indicated to the Board that he intended to retire from the Board immediately following the Meeting, and would not be standing for re-election. Mrs. Farrell, as President and CEO of the Company, does not receive compensation as a director. (2) Share-Based Awards For information relating to share-based awards and the value vested during the year, see the table above "Summary of Directors' Compensation for the Fiscal Year 2018". 94 | TransAlta Corporation 2019 Management Proxy Circular DirectorCash (%)Equity (%)

REPORT ON EXECUTIVE COMPENSATION

This section discusses executive compensation at TransAlta – our strategy, compensation governance, compensation elements, what we paid our most senior officers for 2018 and why, and how that relates to our share performance. The Human Resources Committee ("HRC") has reviewed and approved the content of this section and the compensation details beginning on this page.

Letter to Shareholders.......... 96

2018 Named Executive Officers.......... 101

Highlights.......... 102

Compensation Discussion and Analysis

- How we link strategy and compensation.......... 103
- 2018 compensation decisions.......... 104
- 2018 executive performance.......... 110
- 2018 CEO realized pay analysis.......... 114
- Share performance and executive pay.......... 115

Compensation Governance

- What we do and what we don't do.......... 116
- Independent advice.......... 117
- Benchmarking executive compensation.......... 118
- Disciplined decision-making process.......... 119
- Use of discretion.......... 119
- Executive share ownership.......... 120
- Managing compensation risk.......... 121

2018 Compensation Programs

- Annual incentive plan 123
- Long-term incentive plan.......... 124

2018 Executive Compensation Details

- Summary compensation table 126
- Incentive plan awards 127
- Retirement plans.......... 129
- Termination and change of control.......... 131

TransAlta Corporation 2019 Management Proxy Circular | 95

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LETTER TO SHAREHOLDERS

Dear Shareholders,

The Human Resources Committee for the Company is focused on ensuring executive compensation at TransAlta pays for performance and aligns management's interests with both our business strategy and the interests of our Shareholders. Our executive compensation philosophy is designed to incent management to develop and achieve strategic objectives that will advance TransAlta's transition to a clean power leader, realize existing value and create new value for Shareholders.

The Compensation Discussion and Analysis that follows is intended to provide clear and comprehensive disclosure of our executive compensation program to allow Shareholders to make informed decisions on the advisory vote relating to the Company's approach to executive compensation. We undertook significant effort over the past 18 months to improve our disclosure and were pleased that 89.01% of Shareholders supported our approach to executive compensation at the 2018 annual meeting of Shareholders. Based on this level of support received in 2018 and our subsequent discussions with Shareholders, we strongly believe that our approach to executive compensation described in the following Compensation Discussion and Analysis is appropriate and merits your support.

2018 Results

As the Company transitions to a leading Canadian clean energy company, it is important the Company's compensation plans appropriately align with this strategic direction. We are pleased to report that the strong performance from the Company in 2018 reflects the strategic initiatives incorporated into our compensation plans.

In 2018, TransAlta's financial performance was at the top-end of guidance, with the highest free cash flow in three years. While advancing critical strategic initiatives to position the Company to succeed in the Alberta market, TransAlta also made strategic investments in renewable growth opportunities where the Company can apply its expertise to create value and expand long-term contracted cash flows.

Key highlights from 2018 include:

Strategic Transition to Leading Clean Energy Company	Debt Reduction	Corporate Strategy
• Exercising our option to acquire a 50% interest in the Tidewater pipeline, which will provide natural gas to our converted coal plants;	• Redeeming all of the outstanding $400 million principal, 6.40 per cent debentures, for approximately $425 million;	• Implementing a Normal Course Issuer Bid ("NCIB") to provide an opportunity to enhance Shareholder value through the purchase for cancellation of common shares; having purchased approximately 3.2 million common shares from its effective date on March 14, 2018 to December 31, 2018;

96 | TransAlta Corporation 2019 Management Proxy Circular

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Strategic Transition to Leading Clean Energy Company	Debt Reduction	Corporate Strategy
• Securing a renewable energy supply agreement from the Alberta Electric System Operator for our 207 MW Windrise project located in the county of Willow Creek, Alberta; • Achieving commercial operation for the 17.25 MW expansion of the wind facility at Kent Hills, New Brunswick, bringing total generating capacity at the site to 167 MW; • Acquiring two construction-ready wind projects in the Northeast United States. The wind development projects consist of: (i) a 90 MW project located in Pennsylvania, which has a 15-year PPA with Microsoft Corp., and (ii) a 29 MW project located in New Hampshire with two 20-year PPAs; and • Permanently shutting down Sundance Unit 1 and Sundance Unit 2. On April 1, 2018, the Sundance Unit 3 and Sundance Unit 5 were mothballed.	• Monetizing the payments under the Off-Coal Agreement with the Government of Alberta and closed an approximate $345 million bond offering at a rate of 4.509 per cent per annum; and • Redeeming the outstanding 6.650 per cent US $500 million Senior Notes due May 15, 2018 at a redemption price of approximately $617 million.	• Realizing pre-tax savings from Project Greenlight of $50-$70 million in 2018. This transformation has allowed the Company to develop into the lower-cost and lean organization needed to become a leading clean energy company; and • Attracting a new Chief Financial Officer, Chief Legal and Compliance Officer and Chief Talent and Transformation Officer to our leadership group, thereby enhancing our skills for the future.

Over the past three years, the Company has been able to deliver strong results despite unprecedented regulatory change, sustained low Alberta merchant power prices and an extraordinarily competitive landscape driven, in part, by low interest rates.

Shareholder Engagement

Since 2017, we have actively engaged in Shareholder outreach. The Human Resources Committee considers direct communication with Shareholders a significant tool to ensure alignment of the Company's executive compensation program with Shareholders' interests and expectations. We also meet regularly with Shareholder advocacy groups and proxy advisory firms to describe TransAlta's

TransAlta Corporation 2019 Management Proxy Circular | 97

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compensation program and to stay abreast of best practices. We lead these meetings in our respective capacities as Chair of the Board and as Chair of the Human Resources Committee. In 2018, and during the first quarter of 2019, at least one of us met in person or by telephone with 11 institutional Shareholders representing approximately 45.2% of our outstanding shares, some of which were follow-up meetings to those held in 2017.

As part of these meetings, we listen to Shareholder advice and concerns, provide information about the Company's strategy and the executive compensation program and solicit Shareholder feedback. As further described below, we have acted upon our Shareholders' feedback by making modifications to our long-term incentive plan ("LTIP") program for 2019. Although we addressed questions clarifying the structure and intent of our compensation plans, we did not encounter opposition to the Company's overall approach to executive compensation.

Following this Shareholder engagement process, we remain confident our executive compensation program is predicated on the principle of pay for performance and our effort to clearly and effectively address Shareholder interests has been helpful in aligning our shared interests. Our plans are in line with compensation practices of our peers and support the successful execution of our business strategy, including our ongoing corporate-wide transformation effort. The Company's compensation program is described below.

Incentivizing Key Drivers of Transformation and Value Creation

On an annual basis, the Human Resources Committee reviews and approves the Company's annual salary planning guidelines, targets and goals for incentive compensation plans, which includes specific consideration to the strategic measures and goals included in any short-term or long-term incentive plan. The overall goal is to ensure that compensation incents the right behaviours and strategies to position the Company for long-term success.

The Human Resources Committee works closely with its independent advisor in the development of these annual compensation targets and goals. On page 118 of our Compensation Discussion and Analysis, it reflects that we set target compensation at the 50th percentile of an industry comparator group using market data collected by external consulting firms. The Human Resources Committee also utilizes this comparator compensation data to determine the competitiveness of base pay, incentive pay and plan design, and overall compensation levels.

Short Term Incentive Plan

TransAlta's named executive officers participate in the Company's annual incentive plan ("AIC"). In 2018, the AIC program continued to emphasize financial performance through free cashflow ("FCF") and the implementation of a competitive cost structure through the Project Greenlight initiative. Project Greenlight is a fully audited, Company-wide transformation program that challenges all employees to execute initiatives and programs that reduce costs, increase revenues, avoid future cost increases and generally improve productivity. The program is measurable and ties directly to increased cashflow, a key measure for TransAlta. More information on Project Greenlight is available in TransAlta's Management Discussion and Analysis and its Annual Information Form for the fiscal year ended December 31, 2018. The FCF and Project Greenlight performance metrics in 2018 resulted in a corporate performance under the AIC program of 157%, as discussed in more detail below.

Long Term Incentive Plan

In 2018, we used the ratio of funds from operations to debt as a strategic metric because it is a strong indicator of the strength of our balance sheet, as it relates cash generated from operating activities and net debt levels. We also used FCF per share as it measures the Company's ability to generate cash and is a further measure of the Company's financial strength. In our long-term incentive plan, we award

98 | TransAlta Corporation 2019 Management Proxy Circular

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named executive officers share options, Restricted Share Units ("RSUs") and Performance Share Units ("PSUs"). The share options and RSUs have payments directly tied to the Company's share price. The PSUs are granted in accordance with performance metrics and targets that are focused on financial performance and the furtherance of our strategic goals.

The strategic metrics associated with the PSUs are intended to focus management's effort on transforming TransAlta into a leading clean energy company and to build long-term Shareholder value. Their achievement is a critical foundation for future profitability.

The strategic goals for PSUs that covered the 2016 to 2018 financial years included a focus on: (i) establishing a foundation for transitioning to clean energy, including by securing a successful outcome on the off-coal negotiation with the Government of Alberta, and (ii) debt refinancing with a view to the debt maturing in the 2017 to 2022 period.

The executive team executed on the strategic goals and delivered strong financial performance measured by FFO-to-debt and FCF per share. This resulted in a payout of 143% under the performance share unit plan for the 2016 to 2018 performance period.

2019 Changes to the Compensation Plan

In 2019, modest changes to the AIC and PSU metrics were approved in order to enhance the link between executive compensation and Company performance. Specifically, the new metrics intend to place more focus on overall cost control and earnings performance.

The key changes to the AIC program are described below:

- Changing the corporate metrics. The 2019 corporate scorecard is comprised of achieving a FCF of $300M, and Operations Maintenance and Administration ("OM&A") costs of $470M. These changes will ensure focus on cash flow and cost management and will provide clear focus to investors on the Company's cost savings initiatives. This is a change from last year's scorecard that focused on FCF and Project Greenlight.

- Changing the Weighting for the CEO's Direct Reports. In 2019, all CEO direct reports will be paid 100% of their AIC on the corporate measures. In the 2018 AIC program, CEO direct reports were paid on a 75% (Corporate), 25% (Individual/team) AIC weighting. This change is intended to drive greater accountability to firm-wide financial performance.

The key changes to the LTIP program are related to the targets and weightings applied to the performance share units:

- EBITDA replaces FFO-to-debt metric. An EBITDA target replaces the FFO–to-debt target. This is reflective of Management's success in repositioning the balance sheet and transitioning its focus on earnings growth. We believe that this change aligns with Shareholder interest and is responsive to recommendations raised by Shareholders to focus on earnings.

- Relative TSR as a weighted metric. Commencing in 2019, Relative Total Shareholder Return ("TSR") will be a weighted metric instead of a scorecard modifier and will be measured against the S&P/TSX Capped Utilities Index instead of the TSX Composite Index.

We continue to have a strategic metric that focuses on advancing our clean energy growth and our continued development of policy for a workable market structure in Alberta.

TransAlta Corporation 2019 Management Proxy Circular | 99

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CEO Compensation The Human Resources Committee aligns the Company's executive compensation practices with those of our comparator group based on external market data and the recommendations of our independent compensation advisor. One hundred percent of our CEO's variable compensation is impacted by Company performance, and the chart below demonstrates that our compensation program and metrics position CEO realized pay within the range of our peers. It is important in assessing the validity of the overall compensation program to focus on compensation actually received relative to comparators. Executive Compensation Best Practices The Human Resources Committee continually reviews the Company's executive compensation programs against the market and best practices, and is committed to responding to the Company's evolving strategies and needs in light of the changing regulatory and competitive environment. We remain steadfast and confident that the compensation program works, is based on performance and aligns with the Company's focus on transitioning to a leading clean power company. In July 2018, Farient Advisors, LLC ("Farient") became the Board's independent compensation advisor. Farient has supported the Board's ongoing efforts to continuously improve the Company's executive compensation plan and to ensure that it is directly linked with the business strategy and Shareholder interests. Looking ahead to 2019 and beyond, we believe that we have established a competitive compensation plan that will motivate and reward management to execute our business strategy to unlock value of our assets and create new value as TransAlta competes as a clean power leader. We ask for your support by voting in favour of the Company's approach to executive compensation detailed in this Management Proxy Circular. Thank you for your support, trust and continued interest in the ongoing success of TransAlta. Ambassador Gordon D. Giffin Chair of the Board Georgia R. Nelson Chair of the Human Resources Committee 100 | TransAlta Corporation 2019 Management Proxy Circular

2018 NAMED EXECUTIVE OFFICERS



Dawn L. Farrell, President and Chief Executive Officer

Mrs. Farrell became President and CEO of TransAlta on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer (2009 to 2011) and Executive Vice-President, Commercial Operations and Development (2008 to 2009). Mrs. Farrell has over 30 years of experience in the electric energy industry.

Mrs. Farrell is also a member of the Board of Directors of The Chemours Company, a chemical company listed on the NYSE, The Conference Board of Canada and the Business Council of Canada. Past board memberships include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.



Christophe Dehout, Chief Financial Officer

Mr. Dehout became CFO on November 13, 2018. He is responsible for all financial policy, planning and reporting, tax, treasury, risk management, internal audit and investor relations at TransAlta.

Mr. Dehout has more than 27 years of experience in the energy business and in finance. Previous to TransAlta, he held the role of Deputy Head of Performance and Group Transformation and several senior Finance roles for ENGIE, including: Senior Vice President, Chief Financial Officer, & CPO Marketing & Sales, Energy Europe, Senior Vice President & Chief Financial Officer for GDF Suez in the Netherlands, as well as Head of Corporate Finance and Head of Project Finance. He has worked on some of the biggest capital raisings, project finance, M&A deals and transformation programs the group has undertaken and has seen first-hand the conversion from coal and gas energy production to renewables at ENGIE. Prior to working with ENGIE, Mr. Dehout held positions with Generale Bank (Fortis Bank) and IBM.



Brett M. Gellner, Chief Strategy & Investment Officer

Mr. Gellner became TransAlta's Chief Strategy & Investment Officer in 2018 and is responsible for overseeing key strategic initiatives and investments for the company, including the initiatives that are instrumental to transitioning the company to 100% clean energy by 2025. Prior to being appointed to this position, he was appointed Chief Investment Officer in 2014, was interim Chief Financial Officer in 2018, and was Chief Financial Officer from 2010 to early 2014. Mr. Gellner is also a board member of TransAlta Renewables and was its President from 2013 to 2017.

Mr. Gellner has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets' Power & Utilities group where he was involved in numerous transactions including leveraged buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly traded corporation and a major international consulting firm.



John H. Kousinioris, Chief Growth Officer

Mr. Kousinioris joined TransAlta on December 3, 2012. As TransAlta's Chief Growth Officer, Mr. Kousinioris is responsible for overseeing growth at TransAlta as well as gas and renewables operations, business development, commercial, energy trading and marketing, and asset optimization. Mr. Kousinioris is also President of TransAlta Renewables.

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 25 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada's largest public offerings and merger transactions.



Wayne Collins, Executive Vice-President Coal & Mining Operations

Mr. Collins is responsible for overseeing all of TransAlta's coal and mining operations in both Canada and the U.S.

Mr. Collins has more than 38 years of experience in power generation. In his previous role as Chief Operating Officer for Stanwell Corporation Ltd., he was responsible for a fleet comprising coal, gas and hydro power generation and a large open cut coal mine. His career has predominantly been in operations and maintenance but also included a period developing and building new renewable power plants.

TransAlta Corporation 2019 Management Proxy Circular | 101

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HIGHLIGHTS

2018 Performance

In 2018, we continued to execute on our strategy to become the leading Canadian clean energy company. We remain positive, focused, and steadfast on our long-term strategic goals as we continue to strengthen our balance sheet, focus on building growth and sustainability. As part of our transformation, we were able to achieve several significant milestones that directly contributed to creating long-term Shareholder value. Our key accomplishments in 2018 include:

✓ **Financial performance**
- Funds from operations ("FFO") up 15% to $928 million
- Free cash flow ("FCF") up 12% to $367M

✓ **Transition to clean power**
- Accelerated coal-to-gas plant conversions
- Began construction of 2 new wind farms in the United States
- Exercised our option to acquire 50% of the Tidewater gas pipeline in support of our future coal-to-gas conversions

✓ **Project Greenlight (strategic transformation)**
- Executed over 700 Initiatives with an expected delivery of approximately $50 million to $70 million in pre-tax savings

✓ **Stronger balance sheet**
- Redeemed over $1 billion of senior corporate debt
- On track to achieve our 2020 target of $1.2 billion in bonds



Shareholder value
Strong financial and operational results
Sound corporate governance

2018 Compensation

Our 2018 executive compensation program is aligned with Shareholder interests and financial and strategic performance.

✓ **2018 Annual Incentive Cash Awards**

Scorecard Result 157%

- FCF was weighted 60% and the result was 163% of target
- Project Greenlight (strategic transformation) was weighted 40% and the result was 148% of target

✓ **2016-2018 PSU Awards**

Scorecard Result 143%

- FFO to debt was weighted 25% and the result was 90% of target
- Reported FCF/share was weighted 25% and the result was 200% of target
- The two strategic metrics were weighted 50% and the overall result was 133% of target
- Total Shareholder Return (TSR) modifier score of 103%

The CEO's annual incentive in 2018 was based entirely on the corporate scorecard result of 157%, which resulted in a $1,570,000 cash bonus award. Combined with Mrs. Farrell's salary of $1,000,000, perquisites of $70,000, and the long-term incentive payout from the 2016-2018 grant of $2,070,831 in performance share units (PSUs) and restricted share units (RSUs), Mrs. Farrell's realized total direct compensation was $4,710,832. See page 110 for a detailed break-down.

102 | TransAlta Corporation 2019 Management Proxy Circular



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COMPENSATION DISCUSSION AND ANALYSIS

How We Link Strategy and Compensation

Our compensation program is designed to drive the right actions to achieve our strategic goals, align with Shareholder interests and link to measurable performance results. The four pillars of our approach to executive compensation are:


1
Drive strategic goals
2
Pay for performance
3
Align with Shareholder interests
4
Effective oversight and risk management

1. Drive strategic goals

In 2018, TransAlta's strategic goals were to:

- Continue the coal-to-gas conversion and grow our renewable power transition through TransAlta Renewables Inc.
- Continue to strengthen our balance sheet through debt reduction and operating cost reductions.

These goals were chosen because they represent the highest priorities with the greatest impact on long-term Shareholder value.

2. Pay for performance

The majority of executive compensation is tied directly to financial and operational metrics that align with our strategy and the performance of our common share price.

The target pay mix for the CEO and other named executives (NEOs) is displayed in the illustration to the right. The majority of each executive's pay mix is "at risk".

Target compensation is set around the median of our comparator group. The amount an executive receives will be at, above, or below the target depending on Company performance.


79% of total pay is “at-risk”
CEO
21%
21%
58%
68% of total pay is “at-risk”
Other NEOs
32%
22%
46%
Base Salary
Short-term Incentives
Long-term Incentives

3. Align with shareholder interests

We have structured our compensation program so that it rewards performance that helps generate sustainable long-term value. Executives earn more through at-risk pay when performance is above expectations, and less when performance is below expectations. The annual bonus and the PSUs have a payout range of 0-2x, which means payout could be as little as $0 and as high as 200% of target. Share ownership guidelines ensure executives have a stake in our future success, aligning their interests with those of our Shareholders (see page 120).

4. Effective oversight and risk management

The HRC has primary responsibility for executive compensation. It conducts an annual risk assessment to make sure the overall incentive plans and compensation program do not encourage inappropriate risk-taking. It also receives advice from an independent, external advisor and reviews regulatory developments relating to compensation.

TransAlta Corporation 2019 Management Proxy Circular | 103


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2018 Compensation Decisions

Base Salary

The table to the right shows the 2018 salaries of the NEOs. Salary increases occurred during the year due to change in responsibilities of Brett Gellner and John Kousinioris. TransAlta also welcomed a new Chief Financial Officer in November, Christophe Dehout, due to the departure of Donald Tremblay in May 2018.

Salaries are reviewed annually, and increases were made based on individual performance, increased scope and additional responsibilities, or to remain market competitive.

	2018	2019
Dawn Farrell President and CEO	$1,000,000	–
Christophe Dehout [(1)] Chief Financial Officer	$450,000	–
Donald Tremblay [(2)] Chief Financial Officer	$475,000	–
Brett Gellner [(3)] Chief Strategy & Investment Officer	$500,000	$550,000
John Kousinioris [(3)] Chief Growth Officer	$500,000	$575,000
Wayne Collins EVP Coal & Mining Operations	$450,000	–

[(1)] Mr. Dehout began with TransAlta in November 2018. His pro-rata salary for the year was $61,442.
[(2)] Mr. Tremblay left TransAlta in May 2018. His pro-rata salary for the year was $169,294.
[(3)] Increase effective August 1, 2018.

Annual Incentive

The table below shows how the HRC calculated the 2018 corporate scorecard result. The Board and the HRC believe this appropriately reflects the excellent progress achieved in 2018 as we continue to transform TransAlta. The 2018 performance scorecards applicable to business unit executives are also provided:

Corporate Scorecard Results

	Weight	Threshold 50%	Target 100%	Maximum 200%	2018 Result	2018 Performance Factor
Free cash flow	60%	$310M	**$345M**	$380M	$367M	98%
Project Greenlight (strategic transformation)	40%	$110M	**$135M**	$160M	$147M	59%
					CORPORATE RESULT [(1)]	**157%**

[(1)] The corporate result of 157% represents a weighted average.

104 | TransAlta Corporation 2019 Management Proxy Circular

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Business Unit Scorecard Results

The 2018 performance scorecards applicable to business unit executives are provided in the following table:

Scorecard	Metric	Weight	Threshold (50%)	Target (100%)	Maximum (200%)	2018 Result	Performance Factor
Canada Coal [(1)]	Cash ROCE	50%	4.30%	4.80%	5.20%	4.30%	25%
	Availability	25%	86.00%	88.00%	90.00%	91.60%	50%
	Total Injury Frequency	25%	4.34	3.47	2.78	2.34	50%
						Scorecard Result [(2)]	**125%**
US Coal [(3)]	Cash ROCE	50%	12.20%	13.60%	14.90%	18.7%	100%
	Adjusted Availability	25%	84.30%	86.30%	88.30%	84.60%	14%
	Total Injury Frequency	25%	4.34	3.47	2.78	2.34	50%
						Scorecard Result	**164%**
Gas & Renewables [(4)]	Cash ROCE	50%	18.50%	20.60%	22.60%	21.90%	75%
	Availability	25%	94.32%	95.07%	95.82%	94.70%	19%
	Total Injury Frequency	25%	3.01	2.41	1.93	2.08	42%
						Scorecard Result	**144%**
Australia [(5)]	Cash ROCE	50%	17.10%	19.00%	20.90%	20.50%	88%
	Availability	25%	92.40%	92.90%	93.40%	94.00%	50%
	Total Injury Frequency	25%	3.01	2.41	1.93	2.08	42%
						Scorecard Result	**181%**
Trading & Marketing [(6)]	EBITDA	50%	$42	$48	$54	$46	42%
	ROCE	50%	15%	22%	25%	27%	100%
						Scorecard Result	**142%**

[(1),(3)] Applies to Wayne Collins, EVP Coal & Mining Operations.
[(2)] The scorecard results represent a weighted average.
[(4),(5),(6)] Applies to John Kousinioris, Chief Growth Officer.

The table below shows the 2018 annual incentives for each NEO. Neither the HRC nor the Board used its discretion to adjust the calculated award for any of the NEOs:

	Earned Salary in 2018 [(1)]		Target Annual Incentive		Corporate Performance Factor and Weighting		Individual Performance Factor and Weighting [(2)]		Business Unit Performance Factor and Weighting		2018 Annual Incentive
Corporate Executives											
Dawn Farrell President and CEO	$1,000,000	x	100%	x	(157% x 100%)	+	–	+	–	=	$1,570,000
Christophe Dehout Chief Financial Officer	$61,442	x	70%	x	(157% x 75%)	+	(137.5% x 25%)	+	–	=	$65,428
Brett Gellner [(3)] Chief Strategy & Investment Officer	$520,833	x	70%	x	(157% x 75%)	+	(137.5% x 25%)	+	–	=	$554,622
Business Unit Executives											
John Kousinioris Chief Growth Officer	(i) $280,128	x	70%	x	(157% x 75%)	+	(137.5% x 25%)		–	=	$565,129
	(ii) $251,122	x	70%	x	(157% x 75%)	+	(137.5% x 25%)	+	See table (ii)		
Wayne Collins EVP, Coal & Mining Operations	$450,000	x	70%	x	(157% x 75%)	+	(137.5% x 25%)	+	See table (iii)	=	$463,208

[(1)] Earned salaries reflect pro-rated earnings in the 2018 year.
[(2)] Executive team performance rating based on the overall achievement of 2018 leadership goals, as determined and defined by the CEO. Mr. Tremblay departed from TransAlta in May 2018. Voluntary departure of any employee prior to the annual incentive payout date results in a forfeiture of annual incentive for the specified perfomance year.
[(3)] Mr. Gellner's earned salary in 2018 excludes his acting pay of $195,000 for his role as Interim CFO between May 1, 2018 and November 15, 2018.

TransAlta Corporation 2019 Management Proxy Circular | 105

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Business Unit Executive Notes

(i) Prior to Mr. Kousinioris' added responsibilities in August 2018, his annual incentive for the year was based on his pro-rated salary and corporate and individual performance factors, weighted 75% and 25%, respectively.

(ii) From August 2018 onwards, Mr. Kousinioris' incentive was weighted 50% based on corporate factors, 25% individual, and 25% based on performance in the following three business units: Gas & Renewables, Australia, and Trading & Marketing. Of the 25% weighting, one-third of each business unit score was taken into consideration and calculated as per the following table:

Business Unit Weighting		Scorecard Weighting		*Business Unit Scorecard Results*		
				Gas & Renewables	Australia	Trading & Marketing
25%	x	1/3	x	(144% +	181% +	142%)

(iii) Mr. Collins' business unit component, weighted at 25%, is determined using 70% of the Canada Coal business unit score and 30% of the US Coal business unit score, calculated as per the following table:

Business Unit Weighting		Scorecard Weighting		Canada Coal Score		Scorecard Weighting	US Coal Score
25%	x	(70%	x	125%)	+	(30% x	164%)

Full details on individual executive performance can be found beginning on page 110.

Individual Performance Results

In 2018, instead of establishing individual goals for each executive, the CEO defined collective goals for the executive team which focused on the coal-to-gas conversions, debt reduction, strengthening the balance sheet and strategic growth. The individual performance score weighted at 25%, was calculated based on each executive's participation in advancing these collective goals and each executive scored 137.5% given their contribution to each of the goals identified above.

106 | TransAlta Corporation 2019 Management Proxy Circular

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Long-term Incentives

The PSU awards granted in 2016 vested on January 1, 2019. They had a grant price of $4.91 per unit, earned dividend equivalents and paid out at 114% of their original grant value.

2016-2018 PSU Scorecard: 3-Year Cumulative Results

	Threshold 50%	Target 100%	Maximum 200%	Result	Weighting	Score[1]
Financial and relative metrics						
FFO to debt	20%	21%	22%	20.80%	25%	23%
Reported FCF / Share	$1.01	$1.13	$1.21	$1.29	25%	50%
Relative TSR Modifier	P25	P50	P75	P54	-	1.03
Strategic metrics[2] *Coal negotiation and transition* Assessment of management's ability to recover stranded capital, extend contracts for coal or gas conversions, set out a strategy to run merchant converted coal plants if contracts are not available, and create new opportunities in hydro, wind and solar. *Debt refinancing* Assessment of management's ability to finance capital in the Company, which includes financing of $400 million to $800 million in long-term debt and accessing financial markets after a coal transition deal to re-finance debt coming due between 2017 and 2022.				133%	50%	66%
				PSU Performance Factor		**143%**

(1) The PSU performance score represents a weighted average.
(2) Each strategic target received an individual score of 100% in 2018. The 3-year cumulative result of both strategic scores was 133%.

To properly assess management's performance against the strategic metrics, the HRC considered the following factors in its review:

- the state of TransAlta and the Alberta power market at the start of each year, as well as over the three-year period;
- the strategic priorities of the management team at the start of each year;
- management's accomplishments, balanced with setbacks, in each year, as well as over the three-year period; and
- the final outcomes and impacts at the end of each year, as well as over the three-year period.

The HRC assessed the performance of each strategic goal, resulting in a 3-year cumulative result of 133%.

TransAlta Corporation 2019 Management Proxy Circular | 107

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Assessment of 2016-2018 Strategic Metrics

Highlights of the considerations relevant to each metric are as follows:

Coal negotiation and transition accomplishments

- Significantly advanced the engineering and economic analysis required to support the decision to convert the Alberta coal units to natural gas in the 2021 to 2022 timeframe, with the potential opportunity to move some of those conversions into late 2020
- Advocated for and secured:
  - Federal coal-to-gas conversion regulations, which extended the life of TransAlta's coal fleet by approximately 75-years and will add incremental cash flow of approximately $1 billion between 2021 to 2039
  - Workable SOx, NOx and particulate ("CASA") emissions regulations for coal-to-gas converted units from the Government of Alberta, supporting the transition from coal-to- gas
  - $30 to $50 million in credits for existing wind and hydro-powered generation from the Government of Alberta in relation to the carbon price regime adopted, effective January 2018
- Played a central and impactful role in the capacity market design for Alberta which was critical to ensuring that the market design being proposed by the Alberta Electric System Operator supported TransAlta's strategy while providing competitive, reliable power to consumers
- Proactively worked with the Federal Government and other parties to ensure that the backstop carbon policy being proposed by the Federal Government supports TransAlta's coal-to-gas strategy
- Received regulatory approval for the Tidewater gas pipeline a month earlier than expected and exercised our option to acquire 50% of the Tidewater gas pipeline in support of our future coal-to-gas conversions
- Proactively advocated with the official opposition in Federal and Provincial Governments to educate potential future government representatives about the impact of carbon taxes and market design on customers and producers
- Completed initial engineering work on the gas conversions and conducted initial work on the economics of the hybrid combined cycle
- Secured or completed approximately 350 MW of new growth in 2018, all of which are long-term contracted clean energy assets that align with the overall strategy
- Advanced several co-generation opportunities and other growth projects expected to be secured in 2019
- Accelerated the coal-to-gas conversions for Sundance and Keephills, as we retired Sundance Unit 1 and Sundance Unit 2 and mothballed Sundance Units 3 and 5, in alignment with our strategy

Debt refinancing accomplishments

- 2018 year-end consolidated liquidity of $1.02 billion
- Significant improvement in FFO/Debt ratio from year-end 2015 to 20.8% at year-end 2018
- Significant improvement in Debt/EBITDA from year-end 2015 of 5.4 to 3.7 at year-end 2018
- Proceeds from equity, project-level financing, drop-down, divestitures and power purchase agreement (PPA) terminations were used to repay maturing senior corporate debt:
  - USD$500 million in 2018 at TransAlta Corporation (TAC) (early redemption in March for May maturity)
  - CAD$400 million in 2018 at TAC (early redemption of notes due in 2019)

108 | TransAlta Corporation 2019 Management Proxy Circular

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Payout of 2016-2018 PSU Awards

As noted above, the PSUs granted in 2016 had a grant price of $4.91, earned dividend equivalents and paid out at 174% of their original grant value. The table below shows the payout each NEO received, calculated using a share price of $5.59, the closing price of our common shares on the TSX on December 31, 2018:

	2016 PSU Award (# of Units)		Dividend Equivalents		PSU Performance Factor		Value of total 2016 PSU Payout
Dawn Farrell	178,971	+	12,973	x	143%	=	$1,534,345
Donald Tremblay[(1)]	–	+	–	x	–	=	–
Christophe Dehout[(2)]	–		–	x	–	=	–
Brett Gellner	76,375	+	5,536	x	143%	=	$654,774
John Kousinioris	50,789	+	3,682	x	143%	=	$435,422
Wayne Collins	48,116	+	3,488	x	143%	=	$412,506

(1) Mr. Tremblay forfeited his 2016 performance share units upon his departure in May 2018.
(2) Mr. Dehout began at TransAlta in November 2018 and did not receive 2016 PSUs.

Payout of 2016-2018 RSU Awards

The RSU awards granted for 2016 vested on January 1, 2018. They had a grant price of $4.91 per unit, earned dividend equivalents and paid out at 122% of their grant value. The table below shows the value each NEO received, calculated using a share price of $5.59, the closing price of our common shares on the TSX on December 31, 2018:

	2016 RSU award (# of Units)		Dividend Equivalents		Value of total 2016 RSU Payout
Dawn Farrell	89,486	+	6,487	=	$536,487
Donald Tremblay[(1)]	–		–	=	–
Christophe Dehout[(2)]	–		–	=	–
Brett Gellner	38,187	+	2,768	=	$228,939
John Kousinioris	25,395	+	1,841	=	$152,248
Wayne Collins	24,058	+	1,744	=	$144,233

(1) Mr. Tremblay forfeited his 2016 restricted share units upon his departure in May 2018.
(2) Mr. Dehout began at TransAlta in November 2018 and did not receive 2016 RSUs.

TransAlta Corporation 2019 Management Proxy Circular | 109

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2018 Executive Performance

Dawn L. Farrell, President and Chief Executive Officer

As President and CEO, Mrs. Farrell is responsible for the overall performance of the Company, and her exceptional leadership has allowed TransAlta to successfully continue its transition away from coal. Her annual bonus is entirely based on corporate scorecard results as we believe these results reflect her personal contributions to TransAlta's success.

2018 compensation and five-year lookback

Mrs. Farrell's realized compensation in 2018, which includes the payout value of her 2016 long-term incentive plan (LTIP) grant, was 23% percent above target and 5% above 2017. Mrs. Farrell elected to receive 100% of her annual incentive in DSUs in 2014 and 2015, and to receive 50% of her annual incentive in DSUs in 2016.

2018 Actual Pay Mix


RSUs 12%
Salary 21%
PSUs 33%
Annual Incentive 34%

Highlights

We have designed Mrs. Farrell's incentive compensation package to be entirely based on corporate scorecard results and share price performance. However, we continue to assess individual performance and we believe Mrs. Farrell's leadership and execution in 2018 are wholly and accurately captured in the results TransAlta delivered.

For 2019, Mrs. Farrell's base salary will remain unchanged but her long-term incentive target will increase from 220% in 2018 to 280% in 2019 to align with the market CEO median LTIP target.

	2014 (realized)	2015 (realized)	2016 (realized)	2017 (realized)	2018 (target)	2018 (realized)	2019 (target)
Base salary	$950,000	$950,000	$960,556	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Annual incentive	$1,105,088	$762,660	$1,729,000	$1,170,000	$1,000,000	$1,570,000	$1,000,000
Long-term incentive							
• PSUs	$0	$0	$211,916	$1,116,122	$878,750	$1,534,345	$1,540,000
• RSUs	$0	$287,417	$460,688	$596,450	$439,375	$536,487	$700,000
• Stock options(1)	n/a	n/a	n/a	n/a	$439,375	n/a	$560,000
Special recognition award	$0	$150,000	$1,000,000	$0	$0	$0	$0
Promotion Award(2)	$409,672						
Perquisites/Auto Allowance	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000
Total direct compensation	**$2,534,760**	**$2,220,077**	**$4,432,160**	**$4,465,572**	**$3,827,500**	**$4,710,832**	**$4,870,000**

(1) The 2016 stock option grant became exercisable on February 23, 2019.
(2) Refers to the RSU payout of the award received upon becoming CEO on January 2,2012. The original grant value was $1.425M.

Mrs. Farrell is a TransAlta Shareholder and meets her share ownership requirements of five times her base salary (see page 120 for details).

110 | TransAlta Corporation 2019 Management Proxy Circular

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Christophe Dehout, Chief Financial Officer

In November 2018, TransAlta welcomed Christophe Dehout as Chief Financial Officer.

2018 compensation
Mr. Dehout's realized compensation in 2018 did not include any LTIP payouts because he was newly hired in late 2018. The base salary and annual incentive documented below are pro-rated from his start date in November 2018 to the end of the year.

Mr. Dehout received a signing bonus of $100,000, a relocation allowance of $37,500, and $200,000 of common shares. He did not receive a perquisite payment due to his late start date as payments occur once a year in January.

Mr. Dehout's pay mix target for 2019, as shown in the illustration on the right, provides a representative breakdown of his compensation going forward.

2019 Target Pay mix


RSUs
12%
Salary
37%
PSUs
25%
Annual
Incentive
26%

	2018 (Target)	2018 (Realized)	2019 (Target)
Base salary [1]	$61,442	$61,442	$450,000
Annual incentive	$43,009	$65,428	$315,000
Long-term incentive			
• PSUs	$0	$0	$309,375
• RSUs	$0	$0	$140,625
• Stock options	$0	$0	$112,500
Signing Bonus [2]	$0	$337,500	$0
Perquisites/Auto Allowance [3]	$2,185	$2,185	$26,000
Total direct compensation	**$106,636**	**$466,555**	**$1,353,500**

[1] Mr. Dehout's 2018 target and realized base salary is pro-rated from his start date in November 2018.
[2] Includes $100,000 cash, a relocation allowance of $37,500, and $200,000 common shares which must be held until Mr. Dehout reaches his share ownership guideline.
[3] Does not include perquisites. Auto allowance payments were pro-rated from his start date in November 2018 until December 31, 2018.

Mr. Dehout is a TransAlta Shareholder and is on track to meet his share ownership requirements of two times his base salary (see page 120 for details).

TransAlta Corporation 2019 Management Proxy Circular | 111


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Brett M. Gellner, Chief Strategy & Investment Officer

2018 compensation

Mr. Gellner's realized compensation in 2018, which includes the payout value of his 2016 LTIP grant, was 34% above target and 22% above 2017. Mr. Gellner received a base salary increase in August 2018 to reflect the increase in his scope and responsibilities within the organization as he transitioned from Chief Investment Officer to Chief Strategy and Investment Officer.

2018 Actual Pay Mix



RSUs 12%
Salary 27%
PSUs 33%
Annual Incentive 28%

	2016 (Realized)	2017 (Realized)	2018 (Target)	2018[1] (Realized)	2019 (Target)
Base salary	$500,000	$500,000	$500,000	$715,833	$550,000
Annual incentive	$550,000	$558,250	$350,000	$554,622	$385,000
Long-term incentive					
• PSUs	$88,716	$467,277	$375,000	$654,774	$529,375
• RSUs	$192,904	$238,407	$187,500	$228,939	$240,625
• Stock options[2]	n/a	n/a	$187,500	n/a	$192,500
Special recognition award	$500,000	$0	$0	$0	$0
Perquisites/Auto Allowance	$26,000	$26,000	$26,000	$26,000	$26,000
Total direct compensation	**$1,857,620**	**$1,789,934**	**$1,626,000**	**$2,180,168**	**$1,923,500**

(1) Mr. Gellner's 2018 base pay includes $195,000 in acting pay for his role as Interim CFO between May 1, 2018 and November 15, 2018, in addition to his base salary earnings of $520,833.
(2) The 2016 stock option grant became exercisable on February 23, 2019.

Mr. Gellner is a TransAlta Shareholder and is on track to meet his share ownership requirements of two times his base salary (see page 120 for details).

John H. Kousinioris, Chief Growth Officer

2018 compensation

Mr. Kousinioris' realized compensation in 2018, which includes the payout value of his 2016 LTIP grant, was 24% above target and 5% above 2017. Mr. Kousinioris received a base salary increase in August 2018 to reflect the increase in his scope and responsibilities within the organization as he transitioned from Chief Legal Officer to Chief Growth Officer. In 2019, Mr. Kousinioris will receive an increase to his LTIP target from 125% to 150%.

2018 Actual Pay Mix



RSUs 9%
Salary 31%
PSUs 26%
Annual Incentive 34%

	2016 (Realized)	2017 (Realized)	2018 (Target)	2018 (Realized)	2019 (Target)
Base salary	$480,278	$500,000	$500,000	$531,250	$575,000
Annual incentive	$528,306	$623,875	$350,000	$565,129	$402,500
Long-term incentive[1]					
• PSUs	$60,196	$317,083	$249,375	$435,422	$474,375
• RSUs	$130,861	$161,773	$124,688	$152,248	$215,625
• Stock options[2]	n/a	n/a	$124,688	n/a	$172,500
Special recognition award	$500,000	$0	$0	$0	$0
Perquisites/Auto Allowance	$26,000	$26,000	$26,000	$26,000	$26,000
Total direct compensation	**$1,725,641**	**$1,628,731**	**$1,374,500**	**$1,710,049**	**$1,866,000**

(1) Mr. Kousinioris' LTIP target will increase from 125% in 2018, to 150% in 2019 to reflect the increase in his scope and responsibilities.
(2) The 2016 stock option grant became exercisable on February 23, 2019.

Mr. Kousinioris is a TransAlta Shareholder and is on track to meet his share ownership requirements of two times his base salary (see page 120 for details).

112 | TransAlta Corporation 2019 Management Proxy Circular

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Wayne Collins, Executive Vice-President of Coal & Mining Operations

2018 compensation

Mr. Collins' realized compensation in 2018, which includes the payout value of his 2016 LTIP grant, was 18% above target and 10% above 2017. He elected to receive 20% of his annual incentive amount in deferred share units in 2016, 2017 and 2018.


2018 Actual Pay Mix
RSUs 10%
Salary 31%
PSUs 28%
Annual Incentive 31%

	2017 (Realized)	2018 (Target)	2018 (Realized)	2019 (Target)
Base salary	$450,000	$450,000	$450,000	$450,000
Annual incentive	$791,184	$315,000	$463,208	$315,000
Long-term incentive				
• PSUs	$27,743	$236,250	$412,506	$309,375
• RSUs	$60,312	$118,125	$144,233	$140,625
• Stock options[1]	$0	$118,125	n/a	$112,500
Special recognition award	$0	$0	$0	$0
Perquisites/Auto Allowance	$26,000	$26,000	$26,000	$26,000
Total direct compensation	**$1,355,239**	**$1,263,500**	**$1,495,946**	**$1,353,500**

[1] The 2016 stock option grant became exercisable on February 23, 2019.

Mr. Collins is a TransAlta Shareholder and is on track to meet his share ownership requirements of two times his base salary (see page 120 for details).

TransAlta Corporation 2019 Management Proxy Circular | 113

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2018 CEO Realized Pay Analysis

The CEO lookback table below compares Mrs. Farrell's target compensation for the last five years to her compensation as reported in the summary compensation table, as well as the average realized value for each year, highlighting the at-risk nature of her incentive compensation.

	Target Compensation	Compensation as reported in the summary compensation table	Realized Compensation
2018	$4,870,000	$6,175,614	$4,710,832
2017	$4,200,000	$6,518,000	$4,461,604
2016	$3,653,000	$7,390,000	$4,431,604
2015	$3,965,000	$4,516,000	$2,220,077
2014	$3,965,000	$4,520,000	$2,534,760

- *Target compensation* includes base pay, annual incentive at target performance, grant value of LTIP awards, and perquisites.
- *Compensation as reported in the summary compensation table* includes base pay, annual incentive paid, grant value of LTIP awards, pension and perquisites.
- *Realized compensation* includes base pay, annual incentive paid, payouts of LTIP awards and perquisites, and any special awards.

The following graph shows how Mrs. Farrell's compensation compares to companies in our comparator group (see page 118), by three-year TSR and three-year average realized pay. As shown by TransAlta's positioning in the shaded box, there is a strong alignment between pay and performance.


CEO Realized Compensation v. TransAlta's Comparators
Percentile Rank of 3-Year TSR
100%
75%
50%
25%
0%
TransAlta
0%
25%
50%
75%
100%
Percentile Rank of 3-Year Realized Pay

- *Realized compensation* includes the three-year average of base pay, annual incentive paid, payouts of LTIP awards, perquisites, and any special awards.
- We used 2016-2018 compensation figures for TransAlta and 2015-2017 compensation data for the other companies in our comparator group, as disclosed publicly in their proxy circulars.

114 | TransAlta Corporation 2019 Management Proxy Circular


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2018 Share Performance and Executive Pay

The graph and table below show the total return of $100 invested in TransAlta common shares on December 31, 2013, and assumes reinvestment of dividends, compared to a similar investment in the S&P/TSX Composite Index over the same period. Also included are the average annual total compensation levels for the NEOs (as reported in the summary compensation table in prior years and the amount that was realized). Although TransAlta's share price dipped at the end of the year, it made a quick recovery in the early weeks of January 2019. TransAlta's executive compensation is aligned with share price performance as evidenced by the 5-year lookback below:


Share Performance and Executive Compensation
Annual average of named executive compensation as reported
Annual average of named executive realized compensation
TransAlta
S&P/TSX Composite
Investment at Year-End
Total NEO Compensation
Millions
Year
2013
2014
2015
2016
2017
2018

(at December 31)	2013	2014	2015	2016	2017	2018
TransAlta	$100	$83	$42	$65	$67	$51
S&P/TSX Composite Index	$100	$111	$101	$123	$135	$122
Annual average of named executive compensation as reported in the summary compensation table	$2,208,884	$2,316,784	$2,164,943	$3,226,066	$3,032,575	$2,687,726
Annual average of named executive realized compensation	$1,009,833	$1,185,166	$1,144,728	$2,076,710	$2,090,833	$2,073,710

Executive compensation is weighted towards variable or at-risk compensation, which is directly linked to our performance and the performance of our common shares, aligning the interests of executives and Shareholders.

The HRC and the Board are confident that the CEO and her executive team will successfully lead the Company in delivering on its long-term strategy and generate sustainable value for TransAlta and its Shareholders.

NEOs:
2013: Dawn Farrell, Brett Gellner, Ken Stickland, Paul Taylor and John Kousinioris.
2014: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Cynthia Johnston.
2015: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Wayne Collins.
2016: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Wayne Collins.
2017: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Dawn de Lima.
2018: Dawn Farrell, Donald Tremblay, Christophe Dehout, Brett Gellner, John Kousinioris and Wayne Collins.

TransAlta Corporation 2019 Management Proxy Circular | 115

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COMPENSATION GOVERNANCE

The table below is a summary of our compensation practices, many of which represent best practices in the industry.

What we do	What we don't do
✓ Maintain a pay-for-performance philosophy in which the majority of executive compensation is "at risk" and based on performance against pre-defined metrics that reflect our strategic priorities	✗ No payouts of incentive awards when performance is below threshold
✓ Incorporate risk management principles into all decision-making processes and ensure our compensation programs do not encourage inappropriate or excessive risk-taking	✗ No guaranteed increases in compensation in executive employment agreements
✓ Maintain strong governance policies, including clawbacks and anti-hedging, and require executives to be TransAlta Shareholders	✗ No re-pricing, backdating or exchanges of stock options or other long-term incentive awards
✓ Maintain a Human Resources Committee that is made up of independent directors and has the necessary skills, knowledge and experience to carry out its responsibilities effectively	✗ No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding of taxes
✓ Require the Human Resources Committee to retain an independent advisor	✗ No counting of performance share units or unvested or unexercised stock options toward share ownership requirements
✓ Cap the performance factors in the annual incentive and performance share unit plans for exceptional performance	✗ No single-trigger change of control provisions in employment agreements
✓ Allow executives to convert a portion of their annual bonus to deferred share units	✗ No hedging of TransAlta securities
✓ Annually review our executive compensation program to ensure continued regulatory compliance and alignment with Shareholder interests and sound risk management and governance principles	✗ No granting of loans to directors or executives
✓ Benchmark executive compensation and our incentive plans against a select group of companies similar to TransAlta	✗ No granting of stock options to independent directors

The Board has delegated governance of the Company's human resource policies and practices to the HRC.

All members of the HRC are independent. Average tenure is 1.7 years and Georgia Nelson has been the HRC Chair since April 28, 2015.

Key skills and experience	Number of committee members with specific skills or experience
Human resources / Executive compensation	4 of 4
Regulatory / Compliance	3 of 4
Strategy and development	4 of 4
Electric energy / Utility	2 of 4

116 | TransAlta Corporation 2019 Management Proxy Circular

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Independent Advice

The HRC retains an external advisor to provide independent advice regarding TransAlta's compensation strategy and program, and to advise on all matters related to executive compensation.

The HRC confirms the independence of its advisor every year, and reviews whether the work provided raises any conflicts of interest. The Board of Directors and the HRC pre-approve any services performed by the advisor and any affiliates for the Company.

Highlights

The HRC considers the following factors in evaluating the independence of an advisor:

- Any business or personal relationship between a member of the HRC or TransAlta's executive team and the advisor
- The scope, if any, of other services provided by the advisor to TransAlta
- The policies and procedures of the advisor that are designed to prevent conflicts of interest

Management does not retain a compensation advisor. Management has retained Aon Hewitt since 2007 as its primary actuary and advisor on our pension plans. Management approves Aon Hewitt's fees.

Mid-year in 2018, the HRC changed its compensation advisor and retained Farient Advisors LLC (Farient), an external executive compensation advisor, to provide independent advice. Upon commencement of their engagement, Farient conducted a thorough review of the Company's policies and executive compensation program, resulting in an increase in advisor fees in 2018.

The table below shows the fees, in Canadian dollars, paid in 2017 and 2018 to Willis Towers Watson and Farient for executive compensation-related work, and to Aon Hewitt for pension-related work.

		2018	2017
Executive compensation-related fees			
	Willis Towers Watson	$28,367	$220,112
	Farient	$276,000	-
All other fees (pension)		$408,726	$383,628
Total		**$713,093**	**$603,740**

Note: In addition to the amounts above, Aon Hewitt received US$150,859 in 2018 and US$143,734 in 2017 for pension services provided to our U.S. subsidiaries.

TransAlta Corporation 2019 Management Proxy Circular | 117

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Benchmarking Executive Compensation

Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external consulting firms. The data includes a cross-section of Canadian and U.S. companies in the energy industry that have similar revenue, assets and market capitalization, and companies that we compete with for executive talent.

Highlights

In July 2018, the HRC removed Calpine Corporation, Dynegy Inc., Great Plains Energy Inc. and Westar Energy Inc. from the peer group because Calpine Corporation and Dynegy Inc. were acquired, and Great Plains Energy merged with Westar Energy Inc.

The HRC reviews the compensation data to determine the competitiveness of base pay, incentive pay and plan design, and overall compensation levels relative to our compensation strategy. The HRC also considers the competitiveness of the Calgary market for executive talent.

Total compensation is benchmarked to similar roles in the comparator group and total target compensation is set within a competitive range (+/-20%) of the median of the group. For U.S. companies, we assume a nominal exchange rate to remove the effects of exchange rate fluctuations.

TransAlta's 2018 executive compensation comparator group includes:

Canadian companies (weighted 75%)		U.S. companies (weighted 25%)	
Algonquin Power & Utilities	Fortis Inc.	AES Corp.	Pinnacle West Capital Corp.
AltaGas Ltd.	Husky Energy Inc.	Alliant Energy Corp.	Portland General Electric Co.
ATCO Group	Inter Pipeline Ltd.	Black Hills Corp.	SCANA Corp.
Brookfield Renewable Partners	Keyera Corp.	NRG Energy, Inc.	
Cameco Corp.	Northland Power Inc.	OGE Energy Corp.	
Capital Power Corporation	Obsidian Energy Ltd.		
Cenovus Energy Inc.	Pembina Pipeline Corp.		
Emera Inc.	Vermillion Energy Inc.		
Encana Corp.			

Relative to the companies above:

- TransAlta is positioned at the 44th percentile in total assets:
    - Four Canadian companies (Fortis Inc., Husky Energy Inc., Cenovus Energy Inc. ("Cenovus"), Brookfield Renewable Partners) and two U.S. companies (AES Corp. and NRG Energy, Inc.) have total assets greater than 3x those of TransAlta. We include them due to their similar operations and/or presence in the Calgary market.
    - One Canadian Corporation (Obsidian Energy Ltd.) has total assets less than 1/3x those of TransAlta. We include them due to their presence in the Calgary market.
- TransAlta is positioned at the 40th percentile in total revenues:
    - Two Canadian companies (Husky Energy Inc. and Cenovus) and two U.S. companies (AES Corp., and NRG Energy, Inc.) have total revenues greater than 3x those of TransAlta. We include them due to their similar operations and / or presence in the Calgary market.
    - One Canadian Corporation (Obsidian Energy Ltd.) has total revenues less than 1/3x those of TransAlta. We include them due to their presence in the Calgary market.

Based on the 2018 executive compensation review conducted by Farient using the companies above, CEO compensation at target is currently at the 44th percentile.

118 | TransAlta Corporation 2019 Management Proxy Circular

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Disciplined Decision-making Process

Compensation program design and decision-making involves senior management, the HRC and the Board with the benefit of advice from the Board's external independent compensation advisor.

Management's recommendations >	HRC review and recommendations >	Board review and approval
• Reviews and analyzes current compensation strategy	• Reviews management's recommendations	• Considers recommendations from the HRC, its advisors and management
• Reviews input from the HRC's independent compensation advisor	• Considers comparative data, benchmarking and the advice of its independent compensation advisor	• Considers corporate objectives and strategy
• Reviews peer corporation compensation strategies and provides recommendations to the HRC	• Reviews the design and metrics for the short and long-term incentive plans to make sure they align with our strategic priorities	• Reviews the current market conditions
	• Reviews stress testing and back testing of the factors that make up the annual corporate budget and different scenarios under the incentive plans to make sure the targets and any proposed changes result in the intended outcomes	• Reviews Company performance and makes its final decisions regarding the CEO's compensation and all equity-compensation awards
	• Evaluates business and management's performance at the end of the year and makes compensation recommendations to the Board	

Use of Discretion

The exercise of Board discretion can be used to either increase or decrease compensation, depending on the circumstances. In extraordinary circumstances, the Board retains the option to adjust the calculated results, using its experience and collective business judgment, and recognizes that the effectiveness of the various plans is best served when the Board uses its discretion sparingly.

The Board may, at the recommendation of the HRC, exercise discretion in extraordinary circumstances where unforeseen circumstances cause formula-driven compensation decisions to be inappropriate, including: one-time circumstances out of management's control, such as major regulatory changes; changes to the strategic direction of the Company; and unanticipated and exceptional impacts to the peer group that, in turn, affect the calculation of comparative results.

In 2017 and 2018, the Board did not exercise discretion and no discretionary awards were considered. The compensation plans in place ensure that the linkage between performance and pay remains strong by rewarding executives as appropriate based on results delivered.

TransAlta Corporation 2019 Management Proxy Circular | 119

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Executive Share Ownership

We believe executives and Board members should have a meaningful equity stake in the Company to align their long-term interests with those of our Shareholders.

Ownership requirements vary by level, and executives must meet the required level of share ownership within five years of being appointed to the position. If an executive is promoted to a position with a higher ownership requirement, he or she will have five years from the new effective date to meet the higher requirement.

The HRC reviews our share ownership guidelines annually to make sure they are consistent with market practice. Performance share units and stock options are not counted towards meeting the guidelines of equity ownership.

If an executive does not meet his or her share ownership requirement within the designated period, the Board and the HRC will consider all relevant factors and take an appropriate course of action to uphold the efficacy of the guideline.

Mrs. Farrell has exceeded her ownership requirement. Mr. Collins, Mr. Dehout, Mr. Gellner, and Mr. Kousinioris are on track to meet their ownership requirements.

The following table shows the share ownership for each NEO:

(as at December 31, 2018)	Ownership requirement (multiple of base pay)	Number of equity securities required	Current holdings	Value of current holdings	Current multiple of holdings	Compliance with policy	Hold period after leaving TransAlta
Dawn Farrell President and CEO	5x	770,071	806,079	$5,233,797	5.23x	Yes	1 year
Christophe Dehout Chief Financial Officer	2x	138,613	27,739	$180,107	0.40x	On Track	–
Brett Gellner Chief Strategy & Investment Officer	2x	169,416	168,396	$1,093,378	1.99x	On Track	–
John Kousinioris Chief Growth Officer	2x	177,116	137,291	$891,420	1.55x	On Track	–
Wayne Collins EVP, Coal and Mining Operations	2x	138,613	94,021	$610,468	1.36x	On Track	–

120 | TransAlta Corporation 2019 Management Proxy Circular

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Managing Compensation Risk

The Board believes that our executive compensation program does not raise TransAlta's risk profile based on an annual risk review conducted by the HRC.

The risk review considers our major risks (equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact) as well as our compensation philosophy, pay mix, incentive plans and performance measures, stock-based compensation and our share ownership requirements. The mix of these items, their overall balance and the caps embedded in our incentive plans are also part of the review.

Our compensation program has various features that limit unreasonable or inappropriate risk-taking:

- Incentive plan payouts are based on a combination of absolute and relative metrics;
- Target performance is set within our risk profile and provides sufficient incentive for our executives to achieve the corporate objectives;
- PSU awards have overlapping performance periods;
- Targets for the annual and long-term incentive awards are set annually so they are relevant and appropriate;
- Performance factors under the annual incentive plan and performance share unit plan are capped at 200%; and payouts are also capped to avoid excessive risk-taking; and
- Expenditure authority limits are established for different levels in the organization and any expenditures, new investment programs or projects to be undertaken must be reviewed by a five-member investment committee.

Key policies

- *Clawback policy* – applies to all NEOs which allows the Board to recoup all variable compensation awarded to an executive if:
  - The payment was based on achieving certain financial results that were subsequently the subject of a restatement of TransAlta's financial statements filed with securities regulatory authorities;
  - The executive engaged in gross negligence, intentional misconduct or fraud that caused, or partly caused, the need for a restatement; and
  - The incentive compensation would have been lower had the financial results been properly reported.

- *Anti-hedging policy* – prohibits executives and directors from speculative trading in our shares. Insiders are prohibited from:
  - Directly or indirectly short selling securities of TransAlta or any of its affiliates where they do not own the underlying security;
  - Directly or indirectly selling a call or buying a put on our securities or any securities of our affiliates; or
  - Purchasing financial instruments or engaging in a monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of TransAlta securities held by an insider, either directly or indirectly.

Other important policies

We have codes of conduct for our employees, officers and directors to ensure we always protect TransAlta's assets and act ethically and responsibly in everything we do. Our insider trading policy and reporting guidelines put restrictions on insiders and others who have a special relationship with TransAlta so that they do not trade our securities on material undisclosed information or during blackout periods. All insiders must also pre-clear their transactions before they carry out a trade in TransAlta securities.

TransAlta Corporation 2019 Management Proxy Circular | 121

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2018 COMPENSATION PROGRAMS

Executive compensation includes direct compensation, fixed and variable, and indirect compensation, pension and other benefits:

Fixed and variable compensation

	Base salary	Annual incentive	Long-term incentive (PSUs)	Long-term incentive (RSUs)	Long-term incentive (Options)
Primary purpose	• Reward for ongoing work performed • Continuity	• Reinforce and drive short-term priorities • Recognize and reward corporate and individual performance	• Align interests with Shareholders • Recognize and reward performance	• Reinforce and drive long-term Shareholder value	• Reinforce and drive long-term Shareholder value
Performance period	• Ongoing	• 1 year	• 3 years	• 3 years	• 7 years
Payment	• Ongoing	• In March after end of performance period	• In March after end of performance period	• In March after end of performance period	• When exercised
Cash or Equity	• Cash	• Cash or DSUs[(1)] at NEO's election	• Cash or common shares at Board discretion	• Cash or common shares at Board discretion	• Common shares (cash when exercised)

Indirect compensation

Pension

Defined contribution (DC) pension plan (page 129)
- Non-contributory pension plan for participants
- Company contributes 5% of base pay and annual incentive, up to the limit under the *Income Tax Act* (Canada)
- Employees choose the types of investments for allocating the pension contributions

Benefits (see below)
- Flexible health benefits coverage employee elects coverage every two years

Life Insurance
- Basic life insurance covering 2x base salary, with the option to elect for lower coverage levels
- Optional life insurance offered for individuals, spouses, or dependents

Supplemental pension plan (SPP) (page 129)
- Provides a pension on the executive's earnings above the contribution limit of the *Income Tax Act* (Canada) based on the executive's pensionable service period
- Defined benefit SPP for executives who started before January 1, 2016; defined contribution SPP for executives who started on or after January 1, 2016

Perquisites (see below)
- Annual automobile and perquisite allowance

(1) DSUs accrue dividends on a quarterly basis and promote a greater alignment of interests between executives and Shareholders. Cash value is redeemed on the day following the termination date of any participating executive.

Executives participate in the same pension and benefits programs as our other employees. As further described on page 129, executives also participate in a supplemental pension plan. Life insurance, disability, medical and dental coverage are included in the benefits program. Employees allocate their annual benefits allowance to the different plan components based on their needs and can receive enhanced coverage by making contributions through payroll deductions. Automobile allowances are provided to the NEOs and other senior management employees. Amounts are fixed and vary by level based on market practice. The annual perquisite allowance is in lieu of additional benefits left to the discretion of the executive as to how to utilize the funds.

	Auto Allowance	Perquisite Allowance
Dawn Farrell	20,000	50,000
Christophe Dehout	16,000	10,000
Brett Gellner	16,000	10,000
John Kousinioris	16,000	10,000
Wayne Collins	16,000	10,000

122 | TransAlta Corporation 2019 Management Proxy Circular

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Annual Incentive Plan

As a reflection of our pay-for-performance philosophy, annual incentive awards for executives are largely based on corporate and, if applicable to a specific executive who is responsible for, business unit performance. The Board sets the targets in the annual incentive program with significant stretch and to have a 50% likelihood of achievement. In addition, scorecard results are capped at 200% to mitigate against excessive risk and inappropriate behaviour.

For the 2018 performance year, our scorecard included two financial metrics that we believe represent the highest short-term priorities with the greatest impact on Shareholder value. We also have business unit scorecards which include a combination of financial, operational, and safety metrics. The metrics are reviewed and approved by the Board to make sure they reflect our current priorities and are appropriate for driving strong performance for the year.

2018 Corporate Scorecard Results

The table below shows the financial calculation of the 2018 corporate scorecard result. The Board and the HRC believe this appropriately reflects the great work completed in 2018 as we continue to transform TransAlta. The 2018 performance scorecards applicable to business unit executives are also provided:

	Weight	Threshold 50%	Target 100%	Maximum 200%	2018 Result	2018 Performance Factor
Free cash flow	60%	$310M	**$345M**	$380M	$367M	98%
Project Greenlight (strategic transformation)	40%	$110M	**$135M**	$160M	$147M	59%
					CORPORATE RESULT	157%

The table below shows the weightings for corporate and individual performance factors for each NEO, as well as their maximum payout as a percentage of base salary. As President and CEO, Mrs. Farrell's performance under the annual incentive is based entirely on our corporate performance (up from an 80% weighting in 2015 and a 75% weighting in 2014).

	Performance weightings			Payout as a percentage of base salary		
	Corporate	Individual	Business Unit	Minimum	Target	Maximum
Dawn Farrell President and CEO	100%	–	–	0%	100%	200%
Christophe Dehout Chief Financial Officer	75%	25%	–	0%	70%	140%
Brett Gellner Chief Strategy & Investment Officer	75%	25%	–	0%	70%	140%
John Kousinioris Chief Growth Officer	50%	25%	25%	0%	70%	140%
Wayne Collins EVP Coal & Mining Operations	50%	25%	25%	0%	70%	140%

TransAlta Corporation 2019 Management Proxy Circular | 123

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Long-term Incentive Plan

For the 2018-2019 performance cycle, LTIP grants were based on a percentage of salary and consisted of performance share units, restricted share units and stock options.

	Target grant value		Allocation		
	Amount	% of Salary	PSUs	RSUs	Options
Dawn Farrell	$2,200,000	220%	55%	25%	20%
Christophe Dehout	$562,500	125%	55%	25%	20%
Brett Gellner	$962,500	175%	55%	25%	20%
John Kousinioris	$718,750	125%	55%	25%	20%
Wayne Collins	$562,500	125%	55%	25%	20%

The Board, on the recommendation of the HRC, approves the number of PSUs, RSUs and stock options to be granted every year, as well as the performance metrics, targets and weightings for the PSU awards.

We emphasize financial and strategic metrics under the PSU plan. The ultimate value of the PSUs, RSUs and stock options is linked to our share price, aligning the interests of executives and Shareholders. All have three-year vesting, but stock options expire at the end of seven years, emphasizing the focus on Shareholder value over the longer term.

Stock options cliff vest after three years and expire after seven years. Each year, we use the Black-Scholes pricing model to calculate the number of stock options to be granted. However, if the calculated option value is below 12% of our common share price at the time of grant, we will use a fixed option value of 12% of the common share price. This feature is to ensure we do not grant an inappropriate number of options during a period of extreme share price volatility. See the notes to the summary compensation table on page 126 for more information about how we value the stock option awards.

2018-2020 PSU scorecard

The corporate performance factor is calculated using the following metrics and weightings:

	Threshold 50%	Target 100%	Maximum 200%	Weighting
1. Funds from operations to debt				70%
2018 (weighted 25%)	19.70%	20.70%	21.70%	
2019 (weighted 25%)	15.40%	16.40%	17.40%	
2020 (weighted 25%)	24.90%	26.00%	27.00%	
3-year average (weighted 25%)	20.00%	21.03%	22.03%	
2. Transition to clean energy Management will be assessed on its ability to effectively make clear progress and sustainable advancement on expanding our clean portfolio; including but not limited to, adding new clean generation sources to TransAlta Renewables, advancing the coal-to-gas conversions, ensuring Brazeau is shovel-ready with a PPA contract in hand; completing a sizeable or step-out M&A transaction which expands our reach outside of Alberta, the Alberta business will be executed and profitable, attracting new financial partners.				30%

124 | TransAlta Corporation 2019 Management Proxy Circular

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TSR Modifier

We apply a total Shareholder return ("TSR") scorecard modifier to the corporate performance factor to determine the PSU performance factor, which will determine the number of units that vest. This feature directly links executive compensation to Shareholder interests. We compare our TSR for the three-year period to the return of the S&P/TSX Composite Index to determine the modifier.

If our relative TSR is	Then the modifier will be
Above P75	1.2
Between P25 and P75	0.8 – 1.2 (straight-line interpolation)
Below P25	0.8

2019-2021 PSU scorecard

The 2019 PSU grants are weighted towards financial performance, consistent with prior years. The corporate performance factor will be calculated using the following metrics and weightings:

Metric	Weight
3-Year Cumulative EBITDA [(1)]	1/3
Relative TSR	1/3
Strategic Asset Diversification and Strategic Outcomes	1/3

[(1)] EBITDA will be calculated based on the definition of "EBITDA" as disclosed in TransAlta's MD&A.

TransAlta Corporation 2019 Management Proxy Circular | 125


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2018 EXECUTIVE COMPENSATION DETAILS

Summary Compensation Table

The table below sets out the annual compensation received by our NEOs for our financial years ending December 31, 2018, 2017 and 2016. Please note that Mr. Tremblay is also included in this table as he departed from his CFO position in May 2018.

	Year	Salary	Share Based Awards	Option-Based Awards	Non-equity incentive plans	Pension Value	All other compensation	Total Compensation
Dawn L. Farrell	2018	$1,000,000	$1,760,000	$440,000	$1,570,000	$1,320,900	$84,714	$6,175,614
President and Chief	2017	$1,000,000	$1,760,000	$440,000	$1,710,000	$1,525,800	$82,616	$6,518,416
Executive Officer	2016	$960,556	$1,318,125	$439,375	$2,729,000	$1,866,400	$76,322	$7,389,778
Christophe Dehout[(1)]	2018	$61,442	$0	$0	$65,428	$1,875	$339,685	$468,430
Chief Financial	2017	-	-	-	-	-	-	-
Officer	2016	-	-	-	-	-	-	-
Donald Tremblay[(2)]	2018	$169,289	$475,000	$118,750	$0	$75,000	$18,035	$856,074
Former Chief	2017	$475,000	$475,000	$118,750	$530,338	$275,800	$29,586	$1,904,474
Officer	2016	$455,278	$354,375	$118,125	$485,155	$212,400	$26,000	$1,651,333
Brett M. Gellner[(3)]	2018	$715,833	$700,000	$175,000	$554,622	$504,900	$221,000	$2,676,355
Chief Strategy &	2017	$500,000	$700,000	$175,000	$558,250	$494,800	$26,000	$2,454,050
Investment Officer	2016	$500,000	$562,500	$187,500	$1,050,000	$392,400	$26,000	$2,718,400
John H Kousinioris	2018	$531,250	$500,000	$125,000	$565,129	$467,900	$32,147	$2,221,426
Chief Growth Officer	2017	$500,000	$500,000	$125,000	$623,875	$383,800	$31,123	$2,163,798
	2016	$480,278	$374,063	$124,688	$1,028,306	$310,400	$26,000	$2,343,735
Wayne Collins[(4)]	2018	$450,000	$450,000	$112,500	$463,208	$279,900	$37,066	$1,792,674
EVP Coal & Mining	2017	$450,000	$450,000	$112,500	$791,184	$283,230	$35,221	$2,122,135
Operations	2016	$450,000	$354,375	$118,125	$791,184	$287,400	$26,000	$2,027,084

(1) Mr. Dehout's 'All other Compensation' includes his signing bonus of $100,000, $37,500 relocation, and award of common shares of $200,000.
(2) Mr. Tremblay forfeited his share-based awards, option-based awards, and non-equity incentive plan when he departed from TransAlta in May 2018. The value of his forfeited share-based and option-based awards have been provided in the table above.
(3) Mr. Gellner's base salary includes his acting pay of $195,000 for his role as interim CFO between May 1, 2018 and November 15, 2018.
(4) Mr. Collins allocated 20% of his 2018 cash bonus into deferred share units.

Definitions & Considerations

Salary
In 2018, there were two members of TransAlta's executive team who received salary increases. In August 2018, Mr. Kousinioris' salary increased from $500,000 to $575,000 and Mr. Gellner's salary increased from $500,000 to $550,000. In 2016, Mrs. Farrell's salary increased from $950,000 to $1,000,000, Mr. Tremblay's salary increased from $450,000 to $475,000, Mr. Kousinioris' salary increased from $475,000 to $500,000.

Share-based awards
Total grant date fair value of units awarded under the long-term incentive plan. All units granted in 2018 were made on January 1, 2018 using the closing share price of our shares on the TSX on December 31, 2018 of $7.45. All grants made in 2017 and 2016 were made on March 7 and January 1 of each year, respectively, using the closing share price of our shares on the TSX on the last trading day before the grant date ($4.91 for 2016 and $7.25 for 2017).

Option-based awards
Total grant date fair value of stock options granted under the long-term incentive plan. To align with best case market practice, we use the Black-Scholes method to value option awards and determine the number of options to be granted. The table below shows the assumptions used to calculate the fair value of the 2018, 2017 and 2016 awards. We did not grant stock option awards in 2015.

	Grant date	Grant price	Risk-free rate	Dividend yield	Value per option
2018	01-Jan-18	$7.45	1.94%	2.15%	$1.79
2017	07-Mar-17	$7.25	1.38%	2.21%	$1.62
2016	22-Feb-16	$5.93	0.93%	2.70%	$1.11

Non-equity incentive plans
Cash bonuses for annual performance represent payments made under the annual incentive program.

Pension value
Sum of the compensatory amounts related to the defined contribution pension plan and supplemental pension plan. Mrs. Farrell's pension value increased in 2016, reflecting her first salary increase since 2012, the payment of an annual incentive at 200% of target and her outstanding leadership and recognition bonus of $1,000,000.

All other compensation
Amounts are for car allowances and annual perquisite allowances. These amounts also include the cost of additional life insurance over and above the Company's standard benefits package. In 2018, the amounts were $14,714 for Mrs. Farrell, $6,147 for Mr. Kousinioris, and $11,066 for Mr. Collins. In 2017, the amounts were $12,616 for Mrs. Farrell, $3,586 for Mr. Tremblay, and $5,123 for Mr. Kousinioris. In 2016, the amount for Mrs. Farrell included $6,322 for additional life insurance.

126 | TransAlta Corporation 2019 Management Proxy Circular

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Incentive Plan Awards

Outstanding Option and Share Awards

The table below shows all outstanding equity-based compensation granted to the NEOs as at December 31, 2018:

Named Executive (1)	Date		Option-Based Awards				Share-Based Awards				
	Grant	Vest	# of Securities under-lying unexercised options	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money Options (2)	Number of shares or units of shares that have not vested (3)		Market or payout value of shares that have not vested (4)		Market or payout value of vested shares that have not yet been paid out
							PSUs	RSUs	PSUs	RSUs	
Dawn Farrell	01/01/2018	01/01/2018	246,338	$7.45	01/01/2025	$0	166,418	75,645	$930,276	$422,853	$0
	03/07/2017	03/07/2020	270,833	$7.25	03/07/2024	$0	173,686	78,948	$970,907	$441,320	$0
	02/23/2016	02/23/2019	395,628	$5.93	02/23/2023	$0					$0
	01/01/2016	01/01/2019					191,944	95,973	$1,534,345	$536,487	$0
Total			**912,799**			**0**	**532,049**	**250,565**	**$3,435,527**	**$1,400,660**	**$0**
Brett Gellner	01/01/2018	01/01/2018	97,975	$7.45	01/01/2025	$0	66,189	30,086	$369,996	$168,180	$0
	03/07/2017	03/07/2020	107,718	$7.25	03/07/2024	$0	69,079	31,399	$386,153	$175,523	$0
	02/23/2016	02/23/2019	168,831	$5.93	02/23/2023	$0					$0
	01/01/2016	01/01/2019					81,911	40,955	$654,774	$228,939	$0
Total			**276,549**			**0**	**217,179**	**102,440**	**$1,410,924**	**$572,642**	**$0**
John Kousinioris	01/01/2018	01/01/2018	69,982	$7.45	01/01/2025	$0	47,278	21,490	$264,283	$120,129	$0
	03/07/2017	03/07/2020	76,941	$7.25	03/07/2024	$0	49,343	22,429	$275,826	$125,377	$0
	02/23/2016	02/23/2019	112,273	$5.93	02/23/2023	$0					$0
	01/01/2016	01/01/2019					54,471	27,236	$435,422	$152,248	$0
Total			**189,214**			**0**	**151,091**	**71,154**	**$975,531**	**$397,754**	**$0**
Wayne Collins	01/01/2018	01/01/2018	62,984	$7.45	01/01/2025	$0	42,550	19,341	$237,855	$108,116	$0
	03/07/2017	03/07/2020	69,247	$7.25	03/07/2024	$0	44,408	20,186	$248,240	$112,840	$0
	02/23/2016	02/23/2019	106,364	$5.93	02/23/2023	$0					$0
	01/01/2016	01/01/2019					51,604	25,802	$412,506	$144,233	$0
Total			**175,611**			**$0**	**138,562**	**65,329**	**$898,600**	**$365,189**	**$0**
Total			**1,773,604**				**1,028,317**	**484,426**	**$6,647,749**	**$2,707,941**	**$0**

(1) Mr. Dehout started on November 13, 2018 and does not have any 2016, 2017, or 2018 awards.
(2) The value of unexercised in-the-money options equals the difference between the closing price of our common shares on the TSX on December 31, 2018 ($5.59) and the option exercise price multiplied by the number of outstanding vested and unvested stock options.
(3) The number of RSUs and PSUs outstanding, including dividend equivalents, as of December 31, 2018.
(4) Calculated using $5.59, the closing price of our common shares on the TSX on December 31, 2018. PSUs granted in 2017 and 2018 assume a performance factor of 100%. The values for PSUs granted in 2016 reflect a PSU performance factor of 143%.

TransAlta Corporation 2019 Management Proxy Circular | 127

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Value Vested During the Year

The table below includes the amount of variable compensation that vested and was paid in 2018:

	Option-based awards	Share-based awards		Non-equity incentive plans
		PSUs	RSUs	
Dawn Farrell	$0	$1,116,122	$569,450	$1,710,000
Christophe Dehout	$0	$0	$0	$0
Brett Gellner	$0	$467,277	$238,407	$558,250
John Kousinioris	$0	$317,083	$161,773	$623,875
Wayne Collins	$0	$300,389	$153,260	$389,655

The values above reflect the payments the CEO and NEOs received in 2018 as a result of vested 2015 PSUs and RSUs, and cash bonuses on March 15, 2018 for the 2017 performance year.

PSUs granted on January 1, 2015 vested on January 1, 2018 and paid out at 71% of their grant value. Amounts under non-equity incentive plans include the annual incentive under the annual incentive plan.

Total Value of Equity Holdings at Year-End

	Shares	RSUs	DSUs	Total
Dawn Farrell	$922,519	$1,625,428	$2,685,850	$5,233,797
Christophe Dehout	$180,107	$0	$0	$180,107
Brett Gellner	$428,844	$664,534	$0	$1,093,378
John Kousinioris	$429,837	$461,583	$0	$891,420
Wayne Collins	$0	$423,790	$186,678	$610,468

We valued the equity holdings using $6.49 per common share, the 20-day volume-weighted average closing price of our common shares on the TSX for the 20 days ending the trading day before December 31, 2018. RSU values include unvested RSUs and vested RSUs that have not yet been paid. All RSUs and DSUs include additional units received as dividend equivalents according to the terms of the plan. PSUs and stock options are not included as part of the total value of equity holdings as neither incentive vehicle is used towards meeting share ownership guidelines.

Equity Compensation Plan Information

The HRC approves stock option awards. Options may be granted to employees in Canada and the U.S. and are priced according to the provisions of the plan in the currency where the employee resides. The total number of options that can be issued under the plan cannot be higher than the maximum number of shares allocated under the plan, which is set at 13,000,000.

At December 31, 2018, there were 2,758,191 options outstanding under the option plan for both Canadian and U.S. participants and 471,750 of which were exercisable:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities included in first column)
Equity compensation plans approved by security holders Stock Option Plan	2.76 million	$8.04	1.92 million

The table below provides details on TransAlta's burn rate as it pertains to the stock option plan over the past three years:

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Number of options granted in the applicable year	691,481	760,239	1,137,080
Number of shares outstanding	284,842,967	288,000,000	288,000,000
Burn rate	**0.24%**	**0.26%**	**0.39%**

TransAlta's option dilution was 0.97% at December 31,2018, representing all stock options granted but not exercised expressed as a percentage of the number of TransAlta shares outstanding.

128 | TransAlta Corporation 2019 Management Proxy Circular

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Retirement Plans

All employees, including the NEOs, participate in a defined contribution plan ("DC plan") registered under the *Income Tax Act* (Canada) and the *Employment Pension Plans Act* (Alberta).

Executive officers hired before January 1, 2016 also participate in a supplemental pension plan ("SPP"), which is a defined benefit, non-registered plan. Those hired after January 1, 2016 participate in a defined contribution, non-registered SPP.

Defined Contribution Plan

We contribute 5% of employees' pensionable earnings, defined as 100% of base pay and annual incentive, to the plan. Contributions are deposited to participants' accounts and invested according to their instructions.

Participants are eligible to retire after age 55. They must transfer their account balance (contributions and investment earnings) to an annuity or a life income fund to receive their retirement payments. If a participant retires from TransAlta but does not want to receive their retirement income yet, or if a participant leaves the Company before turning 55, they can transfer their account balance to a personal, locked-in account.

In 2018, the maximum annual contribution under the plan was $23,850 (i.e., 90% of the $26,500 maximum allowed by the Canada Revenue Agency). The table below shows the accumulated value of contributions to each NEO's DC plan as at December 31, 2018:

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at end of year
Dawn Farrell	374,222	11,925	(8,475)	377,672
Christophe Dehout	-	1,875	39	1,914
Donald Tremblay	124,454	11,925	(1,996)	-
Brett Gellner	323,606	11,925	(4,647)	330,885
John Kousinioris	150,456	11,925	2,780	165,089
Wayne Collins	109,295	11,925	5,522	126,742

Supplemental Pension Plan

We fund a non-contributory SPP for executives to provide benefits above the registered pension contribution limits set out under the *Income Tax Act* (Canada).

For executives hired before January 1, 2016, the SPP provides a defined benefit pension of 2% of the final average pensionable earnings (base pay and annual incentive) in excess of the average DC plan pensionable earnings limit for each year of credited service. Final average pensionable earnings are calculated as the executive's highest five consecutive year average within the last 10 years, including the annual bonus (no cap).

For executives hired on January 1, 2016 or later, the SPP provides a defined contribution pension of an additional 5% on the portion of the executive's pensionable earnings (base pay and annual incentive) that is above the maximum allowed under the DC plan.

TransAlta Corporation 2019 Management Proxy Circular | 129

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Participants are eligible to retire after they turn 55 and complete two years of service, but the pension amount they receive is based on several factors:

- They receive their full monthly pension if they retire after they turn 60 or their total years of service plus age equal 85 or more
- Their monthly pension is reduced by 5/12 of 1% for each month that their retirement date precedes their unreduced retirement date
- Pension payments are increased by 2% per year every January 1 after a participant becomes eligible for an unreduced pension. The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a deferred monthly pension.

Pensions are payable for life, with guaranteed payments for five years. If a participant dies after retiring but before the five-year mark, their beneficiary will receive the remaining pension in the guaranteed period. Participants can choose other terms for their pension, including a 10 or 15 year guarantee and joint and survivor benefits. U.S. taxpayers are required to receive a commuted value over a specific period according to section 409A of the U.S. Internal Revenue Code.

The table below shows the estimated value of the SPP for each NEO as of December 31, 2018 and our accrued obligation as of that date:

Name	Number of years credited service (#)	Annual Benefits Payable ($)		Accrued obligation at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accrued obligation at year end ($)
		At year end	At age 65				
Dawn Farrell	11.42	529,000	814,000	9,730,000	1,309,000	(509,000)	10,530,000
Donald Tremblay	0.08	-	-	-	75,000	-	75,000
Brett Gellner	10.33	169,000	328,000	2,563,000	493,000	(163,000)	2,893,000
John Kousinioris	6.08	98,000	272,000	1,364,000	456,000	(110,000)	1,710,000
Wayne Collins	4.67	60,000	134,000	871,000	268,000	(34,000)	1,105,000

Values are based on the following assumptions:

- 3.6% annual discount rate (to measure the accrued pension liability at December 31, 2018);
- 3% salary increases before considering the limits on final average earnings;
- Retirement rates based on our pension plan experience; and
- 2.5% increase in DC earnings limits (to determine final average pensionable earnings).

130 | TransAlta Corporation 2019 Management Proxy Circular

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Termination and Change of Control

In October 2016, we entered into new employment agreements with each NEO. The provisions remained the same for termination without cause and double trigger change of control, and provisions were added for retirement, death and permanent disability to align more closely with market practice.

All of the NEOs are subject to non-competition clauses in their agreements if they leave TransAlta. To protect our interests, they cannot promote, engage with, work for or invest in companies in Alberta that are in a similar business to ours for the severance period outlined in the table on the next page.

The table below sets out how each compensation element is treated if an NEO's employment is terminated.

			Long-term incentive				
Event	Salary	Annual incentive	RSUs	PSUs	Stock options	Additional pension value	Benefits
Resignation / Termination for cause	ends on resignation date	forfeited	forfeited	forfeited	forfeited	none	none
Retirement *(Age 60 with minimum 10 years of service)*	ends on retirement date	pro-rated to retirement date, payout based on actual performance	vest as normal	vest as normal, payout based on actual performance	vest as normal, exercisable for up to earlier of 36 months or normal expiry	none	none
Death	ends on date of death	pro-rated to date of death, payout based on actual performance	vest in full	vest in full, payout based on actual performance	vest in full, exercisable for one year or normal expiry, whichever comes first	none	As per TransAlta's benefits plan
Termination without cause	18 months of base salary Mrs. Farrell: 24 months of base salary	pro-rated to termination date, payout at target performance	pro-rated to termination date Mrs. Farrell: vest in full per legacy provisions	pro-rated to termination date, payout based on actual performance Mrs. Farrell: vest in full, payout at maximum per legacy provisions	unvested options are forfeited, vested options are exercisable for 60 days or normal expiry, whichever comes first	entitled to accrued pension benefits plus the value of service credits for the severance period	16% of base salary Mrs. Farrell: 22% of base salary
Double trigger change of control	24 months of base salary 18 months of base salary for executives hired after January 1, 2016	pro-rated to date of double trigger change of control, payout at target performance	vest in full	vest in full, payout based on actual performance Mrs. Farrell and Mr. Gellner payout at Maximum per legacy provisions	at the discretion of the Board, see below	entitled to accrued pension benefits plus the value of service credits for the severance period	As per TransAlta's benefits plan

About stock options under a change of control

Under the stock option plan, if there is a change of control, the Board may:

- Cause any or all outstanding options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control);
- Cancel any or all outstanding options in exchange for a substitute award; or
- Cancel any or all outstanding options in exchange for a substitute award with a value equal to the number of shares multiplied by the difference, if any, between the exercise price of the option and our closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the option then the Board may cancel that option without any payment.

TransAlta Corporation 2019 Management Proxy Circular | 131


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The table below shows the incremental amounts that would have been paid to each NEO if their employment had been terminated at December 31, 2018:

	Event	Severance Period (months)	Amount of Base Pay	AIC [1]	Benefits	Additional Pension Value	LTIP	Other [2]	Total
Dawn Farrell	Resignation	-	-	-	-	-	-	-	-
	Retirement[3]	-	-	1,080,000	-	-	3,425,892	-	4,505,892
	Death	-	-	1,080,000	-	-	5,623,954	-	6,703,954
	Termination without Cause	24	2,000,000	3,000,000	440,000	2,263,000	7,297,390	950,000	15,950,390
	Double Trigger CoC	24	2,000,000	3,000,000	440,000	2,263,000	7,297,390	950,000	15,950,390
Christophe Dehout	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-		-	-	-	-	-
	Death	-	-	46,450	-	2,323	-	-	48,773
	Termination without Cause	18	675,000	787,500	108,000	73,125	-	-	1,643,625
	Double Trigger CoC	24	900,000	945,000	144,000	92,250	-	-	2,081,250
Brett Gellner	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-		-	-	-	-	-
	Death	-	-	393,750	-	-	2,296,569	-	2,690,319
	Termination without Cause	18	825,000	962,500	132,000	614,000	1,420,950	375,000	4,329,450
	Double Trigger CoC	24	1,100,000	1,155,000	176,000	855,000	2,979,651	375,000	6,640,651
John Kousinioris	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-		-	-	-	-	-
	Death	-	-	409,535	-	-	1,597,085	-	2,006,621
	Termination without Cause	18	862,500	1,006,250	138,000	606,000	971,974	370,000	3,954,724
	Double Trigger CoC	24	1,150,000	1,207,500	184,000	835,000	1,360,624	370,000	5,107,124
Wayne Collins	Resignation	-							
	Retirement[3]	-		340,200			909,251		1,249,451
	Death	-		340,200			1,465,064		1,805,264
	Termination without Cause	18	675,000	787,500	108,000	749,000	902,253	350,000	3,571,753
	Double Trigger CoC	24	900,000	945,000	144,000	915,000	1,252,056	350,000	4,506,056

[1] Annual incentive includes amounts the NEO is entitled to for the 2018 performance year, as well as amounts for the duration of the severance period.
[2] Other reflects legacy payments under old long-term incentive plans according to the terms of the NEO's prior agreement.
[3] As of December 31, 2018, Mrs. Farrell and Mr. Collins are the only NEOs eligible for retirement. The retirement provisions in each applicable plan document were used in calculating the values above; grant values are pro-rated for time, calculated using performance from previous quarter.

132 | TransAlta Corporation 2019 Management Proxy Circular

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Director Approval The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the Board for mailing to the Shareholders entitled to receive notice of the Meeting, to each director of the Company, to Ernst & Young LLP and to the appropriate governmental agencies. By the order of the Board of Directors Calgary, Alberta March 26, 2019 Scott Jeffers Corporate Secretary TransAlta Corporation 2019 Management Proxy Circular | 133

APPENDIX "A"

CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1

1(a)	Identity of directors who are independent (all except for President and Chief Executive Officer ("CEO"))	Majority 11 of 12
1(b)	Identity of non-independent directors	CEO
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committee members)	See table on page 76
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent chair of the board	Yes
1(g)	Attendance record for each director	See table on page 49
2	Disclose text of board's written mandate	See Appendix "B" and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes page 77
4(b)	Continuing education program for directors	Yes page 77
5(a)	Written code of conduct for directors, officers and employees	Yes page 67
5(b)	Board ensures directors exercise independent judgment	Yes, Appendix "B"
5(c)	Board promotes a culture of ethical business conduct	Yes page 67
6(a)	Board has process to identify new candidates for board nomination	Yes page 80
6(b)	Nominating committee composed of entirely independent directors	Yes page 86
6(c)	Describe responsibilities, powers and operation of nominating committee	See page 86
7(a)	Process by which board determines compensation for directors and officers	See pages 90 and 95
7(b)	Compensation committee composed of entirely independent directors	Yes page 88
7(c)	Describe responsibilities, powers and operation of compensation committee	See page 88
8	Identify standing committees other than audit, compensation and nominating and describe their function	None, see page 71
9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 79
10	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal	See page 50
11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	See page 75
12	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board	See pages 75 and 80
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 75
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer's board	See page 75
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 75
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women	See page 75
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 75

TransAlta Corporation 2019 Management Proxy Circular | A-1

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NEW YORK STOCK EXCHANGE ± SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES Compliance with NYSE Standards The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange ("TSX"), the Canadian securities regulatory authorities, the New York Stock Exchange ("NYSE") and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company's governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph. A-2 | TransAlta Corporation 2019 Management Proxy Circular

APPENDIX "B" TRANSALTA CORPORATION GENERAL GOVERNANCE GUIDELINES FOR THE BOARD A. INTRODUCTION The Board of Directors (the "Board") is responsible for overseeing the management of TransAlta Corporation (the "Company") by establishing key policies and standards, including policies for the assessment and management of the Company's principal risks, for reviewing and approving the Company's strategic plans and for hiring the President and Chief Executive Officer ("CEO"). The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders. Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO and the senior management team the day-to-day leadership and management of the Company. The Board monitors and assesses the performance and progress of the Company's goals through candid and timely reports from the CEO and the senior management team. The Board has adopted the following guidelines to meet its governance responsibilities. B. BOARD ORGANIZATION AND MEMBERSHIP 1) Independent Chair of the Board The Board has chosen to separate the positions of chair of the Board ("Chair") and CEO. The Chair is elected to the Board annually by the shareholders and is independent from management and the Company. 2) Chair Position Description The Chair's responsibilities are set out in a position description that encompasses the Chair's role as it relates to the Board, its committees, the CEO and the Company generally. 3) Size of the Board It is the view of the Board that 9 to 14 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making. The Governance, Safety and Sustainability Committee (the "Committee") reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate. 4) Independence of Directors The Board annually affirmatively determines the independence of each director, based on the recommendations made by the Committee. An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations. Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent. The Board also undertakes this determination upon the appointment of any new director to the Board. TransAlta Corporation 2019 Management Proxy Circular | B-1

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive's duties and relationships for and with the Company. As a matter of policy, the Board is comprised of a majority of independent directors. Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors. 5) Majority Voting for Directors and Form of Proxy The Board believes that each of its members should carry the confidence and support of its shareholders. Directors stand for election each year at the annual meeting of shareholders. Shareholders are given the opportunity to vote in favour of, or to withhold from voting for, each director nominee individually. In an uncontested election of directors at a shareholders' meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director. If that is not the case , the director nominee is required to promptly tender his or her resignation for consideration by the balance of t he Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or any committee of the board at which the resignation is being considered. In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company and in any event within 90 days from the date of the relevant shareholders' meeting. The resignation will be effective when accepted by the Board. Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision and shall forthwith provide a copy to the Toronto Stock Exchange and such other regulatory bodies to the extent required pursuant to applicable law, including the rules of any exchange on which the Company has listed securities. 6) Criteria for Board Membership Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background. Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company. The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company. This information is then compiled into a matrix. If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and fit for the Board following which the Committee makes a recommendation to the Board for appointment or election. The Board is responsible for nominating candidates to the Board for election by the shareholders and to appoint directors as the number of positions or skill requirement warrant between annual meetings. 7) Change in a Director's Principal Occupation A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on the Company. B-2 | TransAlta Corporation 2019 Management Proxy Circular

8) New Director Orientation New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, one-on-one meetings with senior management and Board members and site tours. A comprehensive director's manual is also provided to each new director. The orientation of each new director is tailored to that director's individual needs and areas of interest. Specialized and independent training is also available from professional organizations if required or requested. 9) Ongoing Director Education Each director is responsible for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the general market place. The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest. In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place. Directors also take part in tours of the Company's facilities and suppliers and participate in management presentations on the operations of different aspects of the Company's business. These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional knowledge and context for exercising their duties. Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors. All costs associated with such memberships or development courses are reimbursed by the Company. 10) Retirement Age and Succession The retirement age for Board directors is 75, provided the Board may, at its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the continued service of such director. The Committee reviews annually the size and composition of the Board and addresses the succession planning needs associated with ensuring the Board has the necessary skills and experience. The Board also considers the need for continuity of members on the Board balanced against the need for new skills and perspectives to address the direction of the Company. 11) Director Compensation The Committee annually reviews the Chair and directors' compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted. In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its Comparator Group in Canada. The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation. The Board has determined that ownership of the Company's shares or Deferred Share Units ("DSUs") by directors is desirable and aligns the interests of directors with those of the Company's shareholders. A portion of the director's annual retainer fee is paid in shares or DSUs of the Company. The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director's annual retainer fee within five years of their appointment to the Board. In addition, newly appointed directors are TransAlta Corporation 2019 Management Proxy Circular | B-3

required to acquire and hold the equivalent of one time their annual retainer fee within two years of their appointment to the Board. C. BOARD MEETINGS AND MATERIALS 1) Agendas and Materials The Chair and the CEO, together with the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year. In advance of each meeting, management distributes to the Board written information and data necessary for the Board's understanding of the business to be conducted at the meeting. Any Board member may suggest the inclusion of additional items on the agenda. 2) Quorum A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum. 3) Meetings and In Camera Meetings Members of senior management are invited to attend Board meetings as required. The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting. The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or management. D. COMMITTEE ORGANIZATION AND MEETINGS 1) Board Committees Each committee operates according to an approved charter. The standing committees of the Board are: Audit and Risk, Human Resources, and Governance, Safety and Sustainability. The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee. 2) Assignment of Committee Members The Board, based on a recommendation of the Committee, appoints committee members and committee chairs. The Committee's recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership. 3) Committee Meetings Committee chairs, in consultation with committee members, determine the frequency (consistent with each committee's Charter) of committee meetings. The Audit and Risk Committee and Governance, Safety and Sustainability Committee meet at least quarterly and the Human Resources Committee meets at least four times annually. Each committee reports to the Board with respect to the proceedings of its meetings. The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person committee meeting. B-4 | TransAlta Corporation 2019 Management Proxy Circular

4) Committee Agendas The chair of each committee, in consultation with the appropriate members of management and the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary develops the committee's agendas. Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year. E. BOARD AND MANAGEMENT RESPONSIBILITIES 1) Board Relationship with Management Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board's skills. Open discussions between the Board and members of management about issues facing the Company are encouraged. The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time. 2) Appointment of Chief Executive Officer and Senior Management The Board, at the recommendation of the Human Resources Committee (the "HRC"), is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement. The Board also approves, at the recommendation of the CEO and HRC, the appointment of those officers that report directly to the CEO. 3) Evaluation of the Chief Executive Officer The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board. The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board. The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO's variable compensation for the year. 4) Corporate Strategy Management is responsible for the development of the Company's strategic direction and plan. It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution. The Board dedicates time annually to review, discuss and approve the Company's strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO. 5) Limits to Management Authority The Board has established general authority guidelines that identify the limitations to management's authority and also delineates the areas of responsibility that require the involvement of the Board. Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters. These guidelines place limits on management's authority based upon the nature and size of the proposed action. 6) Succession Planning and Management Development The CEO presents annually a detailed report on management development and succession planning to the HRC. The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The HRC reviews and approves management's succession plans and reports to the Board on these plans as required but at least annually. TransAlta Corporation 2019 Management Proxy Circular | B-5

7) Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company's business and for ensuring that management has implemented appropriate strategies to manage these risks. It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i. Enterprise Risk Management

The Board has delegated to the Audit and Risk Committee (the "ARC") the oversight of management's assessment of the Company's principal risks. Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks. These are construed within the risk appetite approved by the Board. Management reviews quarterly with the ARC the Company's risk scorecard and residual risks including the identification of risk profile changes if applicable. The ARC reports to the Board quarterly on this review. The Board undertakes a comprehensive review of management's assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii. Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation. Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company's risks relating to compensation and focuses on the areas in which the Company would be most vulnerable. The Board has adopted a clawback policy to deter inappropriate risk-taking activities. The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8) Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged. The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the ARC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing. The Board, through the ARC, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

9) Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the ARC and reported to the Board. The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information. All directors and officers, who are considered insiders of the Company, must consult with the Chief Legal Officer, Corporate Secretary or Assistant Corporate Secretary before trading in the Company's securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a shareholder engagement policy and a disclosure policy that addresses the timely dissemination of all material information. The disclosure policy also requires that the chair of the ARC review and approve the release of financial information derived from the Company's financial statements. The Company also has an insider trading policy that prohibits any employee in possession of material undisclosed information from trading in the Company's securities prior to such information being

B-6 | TransAlta Corporation 2019 Management Proxy Circular

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disclosed to the public. These policies are reviewed annually by the ARC or Governance, Safety and Sustainability Committee, as applicable, and are reported to the Board. 10) Outside Advisors for Individual Directors If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair. The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor. F. EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP 1) Assessing the Chair's Performance In each year of the Chair's term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair's performance, measured against the Chair's position description. The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board. The results of this review form the basis for objectives for the Chair for the upcoming year. In addition, prior to the expiry of the Chair 's first term, these reviews form the basis for the Committee's recommendation to the Board with respect to the renewal of the Chair's term. 2) Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committee s, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion on an anonymous basis. The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board's performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company's risk management processes, the Company's disclosure processes, the management succession plan, the Board's relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director. The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary. The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities. G. COMMUNICATION AND SHAREHOLDER AND STAKEHOLDER RELATIONS 1) Board Communications Policy The Board, or the appropriate committee thereof, reviews and approves the content of the Company's major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued. The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters. TransAlta Corporation 2019 Management Proxy Circular | B-7

2) Shareholder and other Stakeholder Communication The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board in accordance with a Shareholder Engagement Policy. The contact information for communicating with the Board is contained in the Shareholder Engagement Policy and is also published annually in the Company's annual report. Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis. In addition, the Board has adopted an annual non-binding advisory vote on the Company's approach to executive compensation. The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments. B-8 | TransAlta Corporation 2019 Management Proxy Circular

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